PE 12/11/2014



UNITED STATES NO ACT
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE



15005598

February 26, 2015

Anne M. Foulkes
PPG Industries, Inc.
foulkes@ppg.com

Act:	1934
Section:	
Rule:	14a-8 (OPS)
Public Availability:	2-26-15

Re: PPG Industries, Inc.
Incoming letter dated December 11, 2014

Dear Ms. Foulkes:

This is in response to your letter dated December 11, 2014 concerning the shareholder proposal submitted to PPG by CHE Trinity Health, Everence Financial on behalf of the Praxis Growth Index Fund, OIP Investment Trust, Mercy Investment Services, Inc., Dignity Health, Trillium Asset Management, LLC on behalf of Margot Cheel, and First Affirmative Financial Network, LLC on behalf of Mark Demanes. We also have received a letter on the proponents' behalf dated January 5, 2015. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

Enclosure

cc: Sanford Lewis
sanfordlewis@strategiccounsel.net

February 26, 2015

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: PPG Industries, Inc.
Incoming letter dated December 11, 2014

The proposal requests a report on options for policies and practices PPG can adopt to reduce occupational and community health hazards by eliminating the use of lead in paint and coatings by a specified date.

There appears to be some basis for your view that PPG may exclude the proposal under rule 14a-8(i)(7), as relating to PPG's ordinary business operations. In this regard, we note that the proposal relates to PPG's product development. Accordingly, we will not recommend enforcement action to the Commission if PPG omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Adam F. Turk
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matter under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholders proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

SANFORD J. LEWIS, ATTORNEY

January 5, 2015

Via electronic mail

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Shareholder Proposal at PPG Industries Inc. on Lead in Paint

Ladies and Gentlemen:

CHE Trinity Health, Praxis Growth Index Fund, OIP Investment Trust, Mercy Investment Services, Inc., Dignity Health, Trillium Asset Management LLC, on behalf of Margot Cheel, and First Affirmative Financial Network, LLC, on behalf of Mark Demanes (collectively, the "Proponents") are the beneficial owners of common stock of PPG Industries, Inc. (the "Company") and have submitted a shareholder proposal (the "Proposal") to the Company.

We have been asked by the Proponents to respond to the no action request letter dated December 11, 2014, sent to the Securities and Exchange Commission Staff (the "Staff") by Anne M. Foulkes on behalf of the Company. In that letter, the Company contends that the Proposal may be excluded from the Company's 2015 proxy statement by virtue of Rule 14a-8(i)(7).

I have reviewed the Proposal, as well as the letter sent by the Company, and based upon the foregoing, as well as the relevant rules, it is my opinion that the Proposal must be included in the Company's 2015 proxy materials and that it is not excludable by virtue of those Rules. A copy of this letter is being e-mailed concurrently to Anne M. Foulkes.

SUMMARY

The Proposal states in the resolved clause and supporting statement:

> Shareholders request the Board of Directors report to shareholders, by December 31, 2015, on options for policies and practices PPG can adopt to reduce occupational and community health hazards by eliminating the use of lead in paint and coatings by a specified date. Such a report would be prepared at reasonable cost and omit confidential information such as proprietary or legally prejudicial data.
>
> Supporting Statement: Proponents believe that a report should address

PO Box 231 Amherst, MA 01004-0231 • sanfordlewis@strategiccounsel.net
(413) 549-7333 ph. • (413) 825-0223 fax

> such questions as the phase out period and time frame for eliminating the use of lead compounds in its paint and coatings by a specified date, future steps to ensure that no lead-containing compounds will be purchased by PPG, and plans for the treatment and/or disposal of lead paint or lead-containing ingredients in its inventory.

The full text of the Proposal is included as Attachment A.

The Company asserts that the Proposal may be excluded on the basis of Rule 14a-8(i)(7). However, the subject matter of the Proposal focuses on a significant social policy issue (environmental pollution) that transcends ordinary business, the topic has a clear nexus to the Company, and the Proposal does not micromanage; and therefore, the Proposal is not excludable under Rule 14a-8(i)(7).

The core of the Company's ordinary business argument is that the Proposal is directed toward decisions regarding raw materials used in the Company's products, an issue which according to the Company involves complex matters more suited to management's expertise than to shareholders. The Company also argues that the Proposal seeks to micromanage the Company by requesting intricate detail about "intensely specialized core business decisions."

In support of its argument, the Company principally references a series of shareholder proposals regarding toxic substances in products sold by *retailers* in which this was found to be a subject matter of ordinary business. *Walgreen Co.* (Oct. 13, 2006), *Wal-Mart Stores, Inc.* (March 24, 2006), *The Home Depot* (March 4, 2009), *Wal-Mart Stores, Inc.* (March 11, 2008), *Family Dollar Stores, Inc.* (Nov. 6, 2007). However, the Company is not a retailer but a manufacturer, and proposals directed toward reducing the use of toxic materials in products of manufacturers have been repeatedly Perry found by the Staff to NOT represent matters of excludable ordinary business. For instance, *Dow Chemical* (March 7, 2003) sought a phaseout of products and processes leading to emissions of persistent organic pollutants and dioxins. *Union Camp* (February 12, 1996) requested a phaseout in the use of organochlorines in pulp and paper manufacturing processes. *Baxter International* (March 1, 1999) requested a policy to phase out the production of PVC containing or phthalate-containing medical supplies. See also *AT&T* (Feb. 7, 2013) on lead battery disposal and recycling. In each of those proposals, complex questions of materials usage and supply chains were involved, yet in light of the clear environmental threats and controversies, the proposals were not found to be excludable as relating to ordinary business.

The use of lead paint is in contravention of longstanding environmental and public health driven policies that seek to eliminate lead paint use to protect workers and the general public. The environmental threat at issue in the present Proposal is the sale of paints and coatings principally used for the painting of pavement markings, metal structures, e.g. bridges, water tanks, etc. and an array of other consumer applications such as cars and furniture. However, once these paints and consumer products enter distribution channels there is no way to track their ultimate usage. For example, specialty paints for metal are regularly used to coat metal building components such as doors and window bars that are installed in homes, schools, and other childcare facilities. These coatings are often sold in small containers at retail outlets for a range of applications in many developing countries.

The use of lead paint is one of the most tragic and widespread public health disasters of modern times. Paint exposures have negatively impacted the intellectual development of hundreds of thousands of children in the US population alone. Currently more than half a million children in the US have been exposed above the CDC action level of 5 ug/dl, which has been documented by numerous government reports and private research papers to cause an array of acute and chronic long-term health impacts.

BACKGROUND

The Company, PPG, is the second largest paint manufacturer globally. The use of lead in paint has contributed substantially to an ongoing global and US public health tragedy as will be discussed further below. The Company's current policy is to offer lead-free coatings in some markets and to continue to market lead-containing products in jurisdictions where there are no regulatory constraints and customers are less aware of the hazards. In contrast, other companies, including the paint industry market leader Akzo Nobel have recognized the public health impacts and prevailing policy direction on this issue and have therefore eliminated the use of lead entirely.

Current PPG Policy is:

> PPG does not manufacture, sell or market any *architectural paint or decorative coatings* [emphasis added] that contain lead compounds anywhere in the world. PPG does not use lead as an ingredient in consumer paints and any trace amounts that could be naturally occurring from elements such as copper and zinc comply with the most stringent industry standard for consumer products in the world: no more than 90 parts per million (ppm). This is the U.S. Consumer Product Safety Commission (CPSC) standard. [1]

However, the Company *does* sell paints that contain lead in other parts of its business. The PPG 2013 annual report breaks down industrial paints into Performance Coatings and Industrial Coatings:

> 1) The Performance Coatings reportable segment is comprised of the refinish, aerospace, protective and marine and architectural – Americas and Asia Pacific coatings businesses.
> The refinish coatings business supplies coatings products for automotive and commercial transport/fleet repair and refurbishing, light industrial coatings for a wide array of markets

[1] PPG Industries, 2013 Corporate Sustainability Report, *Sustainable* Products, http://sustainability.ppg.com/Environment/Sustainable-Product-Development.aspx

and specialty coatings for signs. These products are sold primarily through independent distributors.

The aerospace coatings business supplies sealants, coatings, maintenance cleaners and transparencies for commercial, military, regional jet and general aviation aircraft and transparent armor for specialty applications and also provides chemical management for the aerospace industry. PPG supplies products to aircraft manufacturers and maintenance and aftermarket customers around the world both on a direct basis and through a Company-owned distribution network.

The protective and marine coatings business supplies coatings and finishes for the protection of metals and structures to metal fabricators, heavy duty maintenance contractors and manufacturers of ships, bridges and rail cars. These products are sold through Company-owned architectural coatings stores, independent distributors and directly to customers.

2) The Industrial Coatings reportable segment is comprised of the automotive OEM, industrial and packaging coatings businesses. Industrial, automotive OEM and packaging coatings are formulated specifically for the customers' needs and application methods.

In the past U.S. regulators have focused on residential paints as most commercial customers in the U.S. have voluntarily required that paint and coating suppliers provide lead free alternatives. In other countries, the continuing sale and use of paint containing lead for the types of paints and uses that continue to be produced by the Company (industrial and performance coatings) pose substantial health concerns. These concerns include:

1. There is no regulation or universal definition to differentiate "industrial" coatings from "architectural/ decorative" coatings and therefore there is no requirement for labels to clearly state that such coatings should not be used in homes, schools, or hospitals or to even restrict their availability through retail distribution channels.

2. Furniture and other products coated with "industrial" paints can be used in homes, schools or hospitals. Paints applied on toys and other products are not regulated in most countries and can be either "architectural" paint or "industrial" paint, thus there is a likelihood of continuing childhood exposure from paints produced by the Company.

3. Workers face poisonous levels of exposure in the manufacture of lead paint and in the application and removal of lead paint. These workers often bring the lead home on their clothing and bodies and expose their families to lead dust. This is another common source of lead poisoning among children in the current population.

4. The use of lead paints and coatings on steel structures, road markings, and in consumer products (e.g. automobiles) is a significant source of environmental pollution

as lead contamination of soil is common from routine weathering as well as the maintenance, repainting, and demolition of steel structures.

Policy bodies have urged elimination of lead in all paints, not just architectural paints. For instance, a resolution adopted by the UN ICCM (International Conference on Chemicals Management) calls for the elimination of lead from all paints/coatings and not just those classified as "decorative" or "architectural".

Public Exposures to Lead

The World Health Organization (WHO) estimates that 240 million children are over-exposed to lead above the reference level established by US CDC of 5 μg/dL of lead in blood.

This includes approximately 535,000 U.S. children aged 1-5 with blood lead levels (BLLs) above 5 μg/dL.[2] The CDC has said that this level of exposure is sufficient to trigger lead education, environmental investigations, and additional medical monitoring of these children to assess whether there are impacts or further intervention is needed.[3]

Although some of the health effects are summarized briefly below, a more detailed technical report of health effects are included in **Appendix B.**

Effects on intelligence

In 2012, the U.S. National Toxicology Program (NTP) conducted a thorough review of the health effects of low level exposures to lead and concluded that "there is *sufficient* evidence that blood Pb levels <5 μg/dL in children are associated with increased diagnosis of attention-related behavioral problems, greater incidence of problem behaviors, and decreased cognitive performance." In adults they found that these same levels were associated with reduced kidney function and that levels less than 10 ug/dl are associated with neurocognitive decline. Noting that more than 28,900 publications on the health effects of lead, the NTP report represents the consensus scientific findings to date.

Because exposure to lead is still widespread, it is responsible for a general reduction in the mean IQ of children. A small change in mean IQ of even 3-5 points associated with BLLs between 1 and 10 g/dL can shift the entire population IQ distribution, thereby reducing the number of high achieving individuals with IQs above 130, and increasing the number of children with IQ scores below 70, many of whom would need substantial remedial education services.[4]

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[2] Source CDC MMWR April 5, 2013, v 62, No 13, p. 245.
[3] Centers for Disease Control, Advisory Committee on Childhood Lead Poisoning Prevention, *Low Level Lead Exposure Harms Children: A Renewed Call for Primary Prevention*, http://www.cdc.gov/nceh/lead/ACCLPP/Final_Document_030712.pdf, *page x*
[4] Id.

No amount of lead is safe

Public health officials have gradually realized that there is no "safe" level of lead exposure.[5] As a result, in 2012 the ACCLPP (Advisory Committee on Childhood Lead Poisoning Prevention) to the CDC recommended the *discontinuation of the designated 'level of concern' and instead to prioritize the most highly exposed individuals based on the current reference value of 5 ug/dl.*. Because no measureable level of blood lead is known to be without deleterious effects, and because once engendered, the effects appear to be irreversible in the absence of any other interventions, public health, environmental and housing policies should encourage prevention of all exposures to lead.[6]

This lack of a threshold for damage from exposure is also set forth by the World Health Organization: "Childhood Lead Poisoning". Geneva: World Health Organization (WHO), 2010.

> "There appears to be no threshold below which lead causes no injury to the developing human brain."

Children and workers are exposed to environmental pollution from lead utilized in industrial paints and coatings

The paints containing lead that are being sold by the Company represent a specific set of public health threats.

Lead in lead-based paints and industrial coatings expose workers during manufacturing processes, application, maintenance, repainting, and eventual removal and/or demolition. Children and others in surrounding communities are exposed to airborne lead released during maintenance operations requiring lead paint and coatings to be removed down to the substrate which is a necessary practice in the maintenance of steel structures. Soil and dust contamination during these operations also results in exposures to children. Containment of operations involving the disturbance of lead paint on steel structures is extremely difficult and costly and results in higher exposures to workers involved in the construction on the interior of the containment barrier. For instance:

> **Bridges**: Maintenance of bridges coated in lead paint requires that such coatings be removed, generally with abrasive blasting, from time to time. Studies conducted during these operations have documented significant exposures. For example, one study done in the U.S. during abrasive blasting showed worker exposures exceeded the Occupational Safety and Health Administration (OSHA) Permissible Exposure Limit (PEL) by 219 times (Conroy LM et al 1996). In Holland, airborne exposures to lead during the demolition of a railway bridge coated in a lead primer were as

[5] Historically, the blood levels of concern and action have been lowered incrementally over the years, gradually from an initial level of 60 μg/dl dating back to 1960. In 1991, the CDC lowered the "level of concern" to 10 g/dL and this was later replaced by newer guidance in 2012. Id. *page 3*

[6] Id. *page 5*

high as 38,000 ug/m^3 or approximately 760 times the PEL and worker blood lead levels (Spee T and Zwennis W 1997). Air monitoring done during surface preparation for repainting of a highway bridge with containment in Massachusetts indicated that 18% of samples taken more than 6 feet from the exterior of the containment exceeded the PEL (Virji M A et al 2008). Eighty percent of workers' exposures on this job exceeded the OSHA Permissible Exposure Limit (PEL).

Marine: Geometric Mean airborne lead exposures during sanding of lead paint on ship overalls in a Navy shipyard was 61.0 ug/m3, exceeding the OSHA PEL by 21 percent (Booher LE 1988). Elevated airborne exposures and occupational lead poisoning are common in ship breaking activities.

Auto paints: Lead paints are a hazard to workers applying these coatings as well as to workers in automotive repair. For example, a study of automotive repair shops in Rhode Island found elevated blood lead levels among workers involved in painting operations and concluded that "vehicle paint dust present in the occupational environment is the principal source of lead exposure" (Enander R et al 2004).

Manufacturing Lead Paint: Researchers found that workers in a Kenyan paint factory were subjected to average airborne exposures to lead that significantly exceeded the U.S. OSHA PEL (Were F et al 2014). The authors of the study also reported that workers' blood lead levels in the paint factory were more than three times higher than the U.S. level requiring notification as a medical condition. The data showed that 75% of the paint manufacturing workers had blood lead levels that exceeded 30 ug/dl. [7]

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[7] The hazards of lead use in industrial applications have been known for over one hundred years. In 1911 Winston Churchill appointed a committee to investigate the hazards of lead paints used for coaches and carriages. The report, "Danger Attendant On The Use Of Lead Compounds In The Painting, Enameling, And Varnishing Of Coaches And Carriages" issued after a break for World War I recommended that the use of lead paints for these applications should be restricted as safer substitutes were available.

Great Britain Parliament, House of Commons (1920) *Reports of the Departmental Committees appointed to investigate the Danger Attendant on the Use of Lead and Lead Compounds in Painting*. https://books.google.com/books?id=UNAOAQAAIAAJ&pg=RA1-PA1&lpg=RA1-PA1&dq=Report+of+the+Departmental+Committee+appointed+to+investigate+the+danger+attendant+on+the+use+of+lead+compounds+in+painting:+Vol.+II.+Report+on+use+of+lead+compounds+in+painting,+enamelling,+and+varnishing+of+coaches+and+carriages&source=bl&ots=rYltC0vl3P&sig=Bzss2q1VOBvlLWykRQJZL1jzcjU&hl=en&sa=X&ei=DYqUVIqZJ4mpgwSRqoHwCQ&ved=0CB4Q6AEwAA#v=onepage&q=Report%20of%20the%20Departmental%20Committee%20appointed%20to%20investigate%20the%20danger%20attendant%20on%20the%20use%20of%20lead%20compounds%20in%20painting%3A%20Vol.%20II.%20Report%20on%20use%20of%20lead%20compounds%20in%20painting%2C%20enamelling%2C%20and%20varnishing%20of%20coaches%20and%20carriages&f=false

ANALYSIS

1. The Proposal addresses a significant policy issue with a nexus to the Company and therefore is not excludable pursuant to Rule 14a-8(i)(7)

The Company asserts that the Proposal is excludable as relating to ordinary business under Rule 14a-8(i)(7). However, the Proposal involves significant social policy issues that transcend ordinary business, and therefore the Proposal is not excludable under Rule 14a-8(i)(7).

While Rule 14a-8(i)(7) permits companies to exclude from their proxy materials shareholder proposals that relate to the company's ordinary business matters, the Commission recognizes that "proposals relating to such matters but focusing on sufficiently significant social policy issues . . . generally would not be considered excludable, because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote." Exchange Act Release 34-40018 (May 21, 1998). Notably, "since at least 1990," the SEC Staff "has consistently and uniformly held that shareholder proposals pertaining to **environmental pollution** . . . raise such a significant policy issue that they transcend day-to-day business matters."

A. Proposals relating to production issues are not excludable as ordinary business where the underlying subject matter giving rise to the proposal is a significant policy issue and there is a clear nexus to the company.

The Company argues that the present Proposal is excludable because it relates to the content of products which it asserts is a matter of ordinary business. However, a proposal can relate to the ordinary business of production decisions yet not be excluded if there is a significant policy issue giving rise to the proposal, a clear nexus to the company, and if the proposal does not micromanage. In this case, all of these elements are present.

The Company cites a smattering of cases on ordinary business, most of which asked *retailers* to change product lines, which has been a particular hot button issue for the SEC in its ordinary business decisions.[8]

[8] The Company also references Staff decisions regarding product research development and testing such as Dentsply and Danaher, DENTSPLY International Inc. (March 21, 2013) Danaher Corporation (March 8, 2013) which related to the elimination of dental amalgam – an entire product line that was to be eliminated. By contrast, the current proposal does not propose eliminating any product lines, only a specific material for which there are known substitutes. In contrast to the issues of occupational and environmental lead exposure which have been found to address significant policy issues in prior decisions, the issue of mercury in dental fillings has never been deemed a significant policy issue by the Staff.

The Company also references a proposal at Pepsi regarding the use of remains of aborted human beings in its research processes, and a proposal to Coca-Cola on sale of bottled water, in which the Staff found the proposal related to excludable decisions regarding product quality. Clearly, the Staff did not find that these proposals' subject matters related to a significant policy issue that transcended the ordinary business concerns.

By distinction, there are many proposals found by the Staff to **not** address excludable ordinary business, where the proposals that have asked manufacturers to change materials, phase out chemicals, where those materials posed a significant policy issue of environmental harm. Examples: *Dow Chemical* (March 7, 2003) requesting a report which included plans to "phase out products and processes leading to admissions of persistent organic pollutants and dioxins," *Baxter International* (March 1, 1999) requesting a policy to phase out the production of PVC containing or phthalate-containing medical supplies. *Union Camp* (February 12, 1996) requested a phaseout in the use of organochlorines in pulp and paper manufacturing processes.

The issue of lead exposure from paint is a significant policy issue

The Company in arguing that the Proposal does not address a significant policy issue, expresses the view that "rather than citing a proven health hazard as it relates to PPG's operations and products, the Proposal simply refers in a generic manner to "occupational and community health hazards." It is hard to reconcile this assertion with the clear recitations of the harm to public health in the shareholder Proposal:

> Whereas, the neurotoxic and developmental impacts of lead have been well established for decades, leading to global action to eliminate lead in gasoline;
>
> Whereas, a study published in the journal Lancet in December 2012 reported that lead accounts for 674,000 deaths each year, primarily due to its contribution to cardiovascular disease;
>
> Whereas, a study published in the journal Environmental Health Perspectives in September 2013 estimated that lead exposures are costing low and middle-income countries more than $977 billion annually in lost lifetime economic productivity;
>
> Whereas, in 2009 the United Nations' International Conference on Chemicals Management (ICCM) unanimously passed a resolution calling for the global elimination of lead in paint;
>
> Whereas, lead paint for residential applications in the U.S. has been banned since 1978 and industrial applications in the domestic market have subsequently died out due to public and private sector specifications prohibiting the use of lead additives in coatings;
>
> Whereas, it was reported in 2012 that PPG Industries had been producing and distributing paint containing lead compounds for residential applications in Africa http://www.post-gazette.com/news/world/2012/02/06/PPG-refuses-to-recall-leaded-paint-in-Cameroon/stories/201202060268

Staff decisions have already confirmed that lead pollution and workplace exposures are a significant policy issue. The prior Staff decision at *AT&T* (Feb. 7, 2013) demonstrates that where occupational and environmental health impacts are well documented, efforts to control those impacts relate to a subject matter that is a significant policy issue. The proposal requested a report on options for policies and practices AT&T can adopt to reduce the occupational and community health hazards from manufacturing and recycling lead batteries in the company's supply chain.

AT&T argued that, "Because the proposal relates to lead batteries in its supply chain, AT&T believes that the proposal is excludable pursuant to Rule 14a-8(i)(7) as relating to its ordinary business operations, specifically decisions relating to its supplier relationships." However, the Staff was unable to concur in the view that AT&T could exclude the proposal. "In our view, the proposal focuses primarily on the environmental and public health impacts of AT&T's operations and does not seek to micromanage the company to such a degree that exclusion of the proposal would be appropriate."

In that proposal, the proponents had cited the same types of health impacts at stake in the current Proposal – both environmental exposures and workplace related exposures to lead, one of the most well documented and pervasive environmental pollutants of modern times. These environmental impacts were sufficient to cause the proposal to address a significant policy issue.

What is clear from the language of the Staff's *AT&T* decision is that the remaining ordinary business question to be addressed when a proposal addresses a significant policy issue is whether it entails micromanagement. As will be discussed below, neither the *AT&T* proposal nor the current one involve micromanagement.

Lead in paint as a public controversy

Numerous books and articles have examined the ongoing lead paint controversy. For instance see:

> Markowitz, G. and Rosner, D. *Lead Wars: The Politics of Science and the Fate of America's Children*. University of California Press: Berkeley (2013)
>
> > Details how the nature of lead poisoning has changed, from high-level exposures pre-WWII to the first push to lower lead exposure in the early 1960s with Dr. Jane Lin-Fu, whose work focused on the danger of lead paint to young children, to the still controversial low-level lead exposures today… The authors argue that unless regulatory action is taken, these public health dangers will never be resolved.
>
> Warren, C. *Brush With Death: A Social History of Lead Poisoning*. Johns Hopkins University Press: Baltimore, MD. (2001)
>
> > During the twentieth century, lead poisoning from paint and other sources killed thousands of workers and children in the United States. Thousands who survived lead poisoning were left physically crippled or were robbed of mental faculties and years of life. In *Brush with Death*, social historian

Christian Warren offers the first comprehensive history of lead poisoning in the United States and the role of lead paint.

Markowitz,G. and Rosner, D. *Deceit and Denial: The Deadly Politics of Industrial Pollution*. University of California Press: Berkeley (2002)

Deceit and Denial details the attempts by lead industries to deceive Americans about the dangers that their deadly products present to workers, the public, and consumers.
This book reveals for the first time the public relations campaign that the lead industry undertook to convince Americans to use its deadly product to paint walls, toys, furniture, and other objects in America's homes, despite a wealth of information that children were at risk for serious brain damage and death from ingesting this poison.

Peeples, Lynne, *Lead Paint, Other Toxic Products Banned In US Still Exported To Unsuspecting Customers Abroad,* Huffington Post (March 25, 2013)

Discusses the commonplace practice by which chemicals are outlawed in the US, and the US manufacturers continue to supply the harmful products to other nations that do not have the same strict regulations. ***The article specifically mentions PPG lead-based paints in developing countries.***

See Appendix C for recent articles from Huffington Post and Environmental Health Perspectives regarding paints containing lead and the controversies worldwide as well as California litigation.

Restrictions on lead in paint

Primary prevention emphasizes the prevention of all lead exposure, rather than a response to exposure after it has taken place. The Centers for Disease Control and others have started to emphasize primary prevention because it has become apparent that just identifying lead poisoning cases is an insufficient public health response. After exposure, the damage cannot be undone.[9]

More than 120 countries at the UN International Conference on Chemicals Management (ICCM) voted in 2009 to eliminate the use of lead *in all paints and coatings*.[10]

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[9] The current strategy, (which relies on identifying extant elevated BLLs), while still warranted to some extent, does not prevent the damage already incurred. Moreover, while agents such as chelators can be used to treat overt lead poisoning and possibly reduce the case fatality rate, these agents have been demonstrated not to improve IQ or behavioral consequences of lead exposure. Therefore, primary prevention is the most important and significant strategy. Id. *page 15*

[10] United Nations Environment Programme, Global Alliance to Eliminate Lead Paint, http://www.unep.org/chemicalsandwaste/LeadCadmium/GAELP/tabid/6176/Default.aspx

The use of lead pigments in industrial coatings have been banned in Australia since April 2008 with some exceptions.[11]

The Philippines has restricted the use of lead additives in industrial paint starting in 2019 with a limit of 90 ppm.[12]

In December 2014, Nepal enacted a mandatory lead paint standard of 90 ppm that covers both residential and industrial paints and coatings.

Most industrial paints that contain added lead compounds will exceed these regulatory levels. For instance, paints manufactured by PPG in Cameroon were found to contain lead in concentrations greater than 90 ppm in nine of 22 (41%) paints bought in stores, and eight of these products had concentrations above 1,800 ppm. One small 100 ml container purchased in a retail store was a metal primer that PPG classifies as an "industrial" coating had a lead concentration of 500,000 ppm (50% by weight) that is 555 times the regulatory level in the U.S. for residential applications. [13]

EU restrictions under REACH (Registration, Evaluation, Authorisation and Restriction of Chemicals) to restrict lead chromate pigments have been backed by the industry including BASF (a paint manufacturer) which provided written support to the EU for this action saying that "Our expectation is that for lead chromate alternatives sufficient production capacities exist worldwide and the components are available broadly… Most of the substances are available from more than one manufacturer / supplier."[14]

A proposal inquiring into the phase down or elimination of an *inherently environmentally harmful* product line is not excludable under the ordinary business exclusion.

Where there is a significant social policy issue that attaches closely to the products and services sold, the fact that the proposal addresses an issue related to products and services does not cause the proposal to be excludable. One sees this phenomenon in numerous proposals which addressed products and services but which were not deemed excludable by the Staff.

For instance, *General Electric* (January 17, 2012, reconsideration denied March 1, 2012) asked the company to phase out its nuclear power related activities and product lines. Even though this relates to the elimination of product lines sold by the company, because it involved products which many believe to pose a very high risk to the environment with significant

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[11] (Australian Government Gazette, 5 February 2008; Published by the National Industrial Chemicals Notification and Assessment Scheme – NICNAS)
[12] Chemical Control Order for Lead and Lead Compounds dated December 23, 2013
[13] Hopey, D. (February 2012) *PPG Refuses to Recall Leaded Paint in Cameroon*. Pittsburgh Post-Gazette. http://www.post-gazette.com/news/world/2012/02/06/PPG-refuses-to-recall-leaded-paint-in-Cameroon/stories/201202060268

[14] BASF SE; Third party submission of information on alternatives for Applications for Authorisation; 08-04-2014

controversy and public debate, it was not allowed to be excluded under the ordinary business exclusion.

See also cases regarding the humane treatment of animals: *Coach Inc.* (August 7, 2009) ending the use of animal fur in company products; *Bob Evans Farms* (June 6, 2011) encouraging the Board of Directors to *phase in* the use of cage free eggs in its restaurant, found not to be reflective of ordinary business because it focuses on the significant policy issue of humane treatment of animals.

These examples show that a proposal can be directed towards a company's products, as long as those products themselves are inseparable from the significant policy issue that adheres to them. That is also the case in the present matter.

Proposals relating to supply chains are not excludable as ordinary business where a proposal addresses a significant policy issue.

The Company also argues that the present Proposal is excludable because it relates to supplier relationships, a matter of ordinary business for the Company. However, because this is an environmental pollution proposal, the Company's argument fails to lead to exclusion. A proposal can relate to the ordinary business of supply chain issues and yet not be excluded if there is a significant policy issue giving rise to the proposal and a clear nexus to the company.

For example, *Fossil Inc.* (March 5, 2012) requested a report describing the company's supply chain standards related to environmental impacts. In that instance, the company in question was reported to have a growing segment of leather goods. The proposal noted that producing leather goods is a water intensive process and involves discharges of toxic pollution. The company asserted that the supply chain and supply-chain standards require business judgments "fundamental to management's ability to control the day-to-day operations of the company." Further, the company asserted that it delved into a broad spectrum of supply chain issues that were outside the scope of shareholder expertise. However, because the proposal focused primarily on "environmental impacts of the company's operations and does not seek to micromanage the company to such a degree that the exclusion of the proposal would be appropriate" the Staff found it was not excludable under Rule 14a-8(i)(7).

Another example, *JM Smucker Inc.* (May 9, 2011), raised the question of how the company's coffee production supply chains posed social and environmental risks, and what the company was doing to control those risks. This proposal was found not excludable under Rule 14a-8(i)(7) because the focus of the proposal was on the significant policy issues of sustainability and human rights.

Also, *Tyson Foods Inc.* (November 25, 2009) related to the use of antibiotics in hog production and throughout the supply chain. This proposal was not at first considered by the Staff to present a significant social policy issue, but upon reconsideration of a more complete presentation of the damage caused by antibiotics to public health and the environment worldwide by *Tyson Foods Inc.* (December 15, 2009), the Staff agreed that this was a significant social policy issue and should not be excluded. **Notably, in the instance of *Tyson,***

the Staff noted that the existence of European restrictions on the use of antibiotics **was a significant factor in the decision to find that there was a significant policy controversy involved. The same circumstances are present in the current subject matter, since as noted above, restrictions in Europe and other countries exceed US restraints and demonstrate a point of continuing public policy conflict.**

Proposals promoting protection of human rights in relation to corporate supply chains have similarly been found non-excludable on ordinary business grounds. For example, numerous companies have faced proposals requesting amendment of corporate policies to adopt and enforce the International Labor Organization Conventions, which address how a company ensures that its supply chain is managed without inflicting human rights abuses. *Family Dollar Stores* (October 23, 2012); *Abercrombie & Fitch and Co.* (April 12, 2010). A proposal at *Gap, Inc.* (March 14, 2012) asked the company to end trade partnerships – thus altering its supply chain - with the country of Sri Lanka until the government of that country ceased committing human rights violations. This proposal was found non-excludable on ordinary business claims.

The Proposal does not request that the Company undertake substantial new R&D or innovation.

Substitutes exist for all applications as evidenced by widespread requirement for paints without added lead by government agencies and private sector specifications. In addition, PPG is already manufacturing and marketing these alternative products in select markets and promoting them as "lead free."

The alternatives for lead compounds in paint are widely known and already used by the Company in some markets. For example PPG is marketing paints to BMW and Mazda – two companies that have committed to not using lead paints in automotive applications. These are advertised by the Company as being "lead free."

PPG was even given a Greener Chemicals Award by US EPA in 2001 for a new metal primer that could be used for automobiles as a lead substitute. EPA says "As a dust hazard, yttrium [the metal PPG used to replace lead in certain products] is 100 times safer than lead at typical levels of use."[15]

The U.S. Department of Transportation conducted extensive independent testing of non-lead alternatives for steel bridges and concluded that the non-lead alternatives "are currently widely used in new construction due to their excellent long-term corrosion control performance."[16]

---

[15]EPA, 2001 Designing Greener Chemicals Award,http://www2.epa.gov/green-chemistry/2001-designing-greener-chemicals-award

[16] FHWA Bridge Coatings Technical Note : Zinc-Rich Bridge Coatings (1995)
http://www.fhwa.dot.gov/publications/research/infrastructure/structures/bridge/zinc.cfm

The Company's single larger competitor, AkzoNobel (the largest paint company in the world) announced that they had completed the reformulation to remove lead from all of their paints and coatings, including products for marine, industrial, and automotive applications, in 2011. In contrast, PPG is the second-largest paint company, and has yet to take such an action despite the compelling public health arguments.

Similarly, BASF announced on February 23, 2012 that they are phasing out of lead chromate pigments in compliance with European Union restrictions that come into force in 2015. In 2012, Dupont announced that they would discontinue the use of lead in all automotive paints.

It is clear from the supporting documentation that the industrial paint sector has a proven ability to eliminate lead from paints. The substitutes for lead paints and coatings are available to PPG and perform equally or better over time.

Furthermore, the Proposal is not focused on the quality of products as was the case in *Coca-Cola* (Feb. 17, 2010) cited by the company. The information requested is not about the quality of products as both lead paint and the non-lead alternatives achieve similar quality and performance.

The Proposal pitches the shareholder request at an appropriate level of generality, not at a level that micromanages the Company.

A recent judicial decision is relevant to the present matter as it helps to clarify what is and is not excludable ordinary business. In *Trinity Wall Street v. Wal-Mart Stores Inc*, U.S. District Court, District of Delaware, No. 14-00405 the court's holding demonstrates that even if a proposal is directed towards a topic of ordinary business (the sale of guns, obviously of concern to the proponent) if it otherwise addresses a significant policy issue, the proper means of determining whether such a proposal is excludable should focus on *whether specific language of the proposal forced the company's hand in a manner that was inappropriate for shareholders*. In other words, does the proposal usurp the discretion and discernment of management?

On December 18, 2013, Trinity submitted a proposal for inclusion in Wal-Mart's 2014 proxy materials, seeking a shareholder vote. (D.I. 3-1, Exhs. B, D) The proposal requests that the charter of Wal-Mart's Board of Directors' Compensation, Nominating and Governance Committee ("Committee") be amended to add the following to the Committee's duties:

> 27. Providing oversight concerning the formulation and implementation of, and the public reporting of the formulation and implementation of, policies and standards that determine whether or not the company [i.e., Wal-Mart] should sell a product that:
> 1) especially endangers public safety and well-being;
> 2) has the substantial potential to impair the reputation of the company; and/or

> 3) would reasonably be considered by many offensive to the family and community values integral to the company's promotion of its brand.

(D.I. 3-1, Exh. D) The narrative portion of the proposal states that the oversight and reporting duties extend to determining "whether or not the company should sell guns equipped with magazines holding more than ten rounds of ammunition ('high capacity magazines') and to balancing the benefits of selling such guns against the risks that these sales pose to the public and to the company's reputation and brand value."

The company had argued that the proponent was trying to dictate what products are sold by Wal-Mart, and therefore was addressing excludable ordinary business. The court found essentially that regardless of whether the proposal was directed towards a broad issue that addressed ordinary business (the sale of guns, obviously of concern to the proponent) the proper means of determining whether such a proposal addressed ordinary business was to **assess *whether specific language of the proposal forced the company's hand in a manner that was inappropriate for shareholders.***

The court noted that the language of the proposal did not itself have such a consequence. "As Trinity acknowledges, the outcome of the Board's deliberations regarding dangerous products is beyond the scope of the proposal. Any direct impact of adoption of Trinity's proposal would be felt at the Board level; it would then be for the Board to determine what, if any, policy should be formulated and implemented." The court went on to state:

> Trinity has carefully drafted its proposal. It does not dictate what products should be sold or how the policies regarding sales of certain types of products should be formulated or implemented. Instead, as Trinity has explained in this litigation, "The proposal intentionally ensures that any day-to-day decision-making concerning the matters raised in the proposal is reserved to the management of Wal-Mart pursuant to policies created by management with Board oversight." (D.1. 38 at 14) For this reason, the no-action letters cited by Wal-Mart are distinguishable, as they involve circumstances Trinity has avoided by limiting its proposal to the Board's decision-making process, as opposed to proposals that attempted to direct day-to-day operations.

As in the Wal-Mart proposal, here the Proponent has carefully constrained the ask. The Proposal requests a *report* stating *policy options regarding the elimination of lead paint* and *does not require the board to eliminate lead-containing paints*. Issuing such a report, the board clearly would be free to reject all the policy options discussed.

As with the *Wal-Mart* example, the outcome of phaseout of the product is not guaranteed. Even though it is clear where the proponent stands, the Proponent only hopes that consideration of the relevant issues and policy options will cause the Company to move toward phaseout. In both *Wal-Mart* and the current Proposal, it can be said that the proposal *leads the horse to the water, but does not attempt to force the horse to drink.*

The Proposal requests a report on options for policies and practices PPG can adopt to *reduce occupational and community health hazards* by eliminating the use of lead in paint and coatings by a specified date.

The Proposal leaves a great deal of flexibility to the management. ***For instance, the request would technically be fulfilled if the Company set forth in a report a potential long-term plan to eliminate lead, say by 2050.*** It merely asks the Company to report on options for policies and practices, **it doesn't even require the board to commit to a phaseout.** The board could also issue a report that explains the options and then also explains to shareholders why it *remains financially and technically preferable to continue selling lead despite the compelling public health evidence.*

The requests of the Proposal are at a similar level of detail to many other proposals requesting reports from companies, which have not been found to micromanage or otherwise be excludable under Rule 14a-8(i)(7). See for instance, *Chesapeake Energy* (April 2, 2010) in which the proposal requested a report summarizing 1. the environmental impact of fracturing operations of Chesapeake Energy Corporation; 2. potential policies for the company to adopt, above and beyond regulatory requirements, to reduce or eliminate hazards to air, water, and soil quality from fracturing; 3. other information regarding the scale, likelihood and/or impacts of potential material risks, short or long-term to the company's finances or operations, due to environmental concerns regarding fracturing. In its supporting statement, the proposal went on to describe additional items that should be disclosed including, among other things, use of less toxic fracturing fluids, recycling or reuse of waste fluids, and other structural or procedural strategies to reduce fracturing hazards.

In sum, the Company's arguments to the contrary, the Proposal does not micromanage the Company.

Eliminating lead paint represents a significant policy debate driven by an ethical imperative because the health of millions of children is at stake.

The ability of shareholders to expressly ask a company to consider eliminating a chemical product line has been clear ever since the 1970 decision of *Medical Committee For Human Rights v. Securities and Exchange Commission*, 139 U.S. App. D.C. 226, 432 F.2d 659 (1970). The proposal at issue in that case asked the Dow Chemical Board of Directors to adopt a resolution setting forth an amendment to the Certificate of Incorporation of Dow requiring that napalm shall not be sold to any buyer unless that buyer gives reasonable assurance that the substance will not be used on or against human beings. The proponents had made it clear that their policy objections to napalm sales were, as in the present case, both ethical and financial (in a letter to the company):

> Finally, we wish to note that our objections to the sale of this product [are] primarily based on the concerns for human life inherent in our organization's credo. However, we are further informed by our investment advisers that this product is also bad for our company's business as it is being used in the Vietnamese War.

Dow's counsel asserted that the proposal was excludable as relating to ordinary business:

> It is my opinion that *the determination of the products which the company shall manufacture,* the customers to which it shall sell the products, and the conditions under which it shall make such sales are related to the conduct of the ordinary business operations of the company… (Med. Comm on Human Rights, p. 15)

The court noted in response that the:

> "clear import of the language, legislative history, and record of administration of section 14(a) is that its overriding purpose is to assure to corporate shareholders the ability to exercise their right — some would say their duty — to control the important decisions which affect them in their capacity as stockholders and owners of the corporation. Thus, the Third Circuit has cogently summarized the philosophy of section 14(a) in the statement that "[a] corporation is run for the benefit of its stockholders and not for that of its managers." SEC v. Transamerica Corp., 163 F.2d 511, 517 (3d Cir. 1947), cert. denied, 332 U.S. 847, 68 S.Ct. 351, 92 L.Ed. 418 (1948).

It was the proponents' ethical imperative in light of the ongoing social debate to challenge the company in the *Dow Chemical* case that made the napalm proposal rise above a mere ordinary business decision, and preclude its exclusion. Similarly, in the present instance, the health of millions of children that would be placed in jeopardy by the continued sale of paint containing lead represents to the proponents a moral imperative to encourage the Company to evaluate policy options for phase out as is requested by the Proposal. When shareholders are focused on advancing an ethical controversy with the company and when there is widely varied social policy, for instance US versus EU policies on lead in paint, it is the essence of a significant policy issue of a kind that is addressed by the proxy process.

There is a clear nexus of the significant policy issue of lead pollution and the Company.

PPG is second largest paint company in the world, second only to Akzo Nobel. PPG lists over two-dozen paints and coatings products that it makes that contain lead.[17]

The use of lead compounds in paints has been documented in more than 45 countries in recent years. In most cases the paints containing lead are readily available in paint and hardware stores in cans without listing any ingredients and without providing any warnings to consumers.

[17] *PPG Refinish Products Containing Lead (Pb), Chromium (Cr), Cadmium (Cd), Manganese (Mn) and/or Nickel (Ni),* http://us.ppgrefinish.com/getmedia/083204ab-9585-4ad5-98dd-17a220151d22/PbCdCrNiMnAlternatives_June-10.pdf.aspx

Despite the restrictions imposed in the U.S. on the use of lead in architectural paints in 1978, U.S. companies including PPG have continued to make and market hazardous lead paint to unsuspecting consumers.

The Company has become a prominent global focus due to its continuing production and sale of paint containing lead, despite public policy directives and scientific findings urging its elimination.[18]

CONCLUSION

As demonstrated above, the Proposal is not excludable under the asserted rules. Therefore, we request the Staff to inform the Company that the SEC proxy rules require denial of the Company's no-action request. In the event that the Staff should decide to concur with the Company, we respectfully request an opportunity to confer with the Staff.

Please call Sanford Lewis at (413) 549-7333 with respect to any questions in connection with this matter, or if the Staff wishes any further information.

Sincerely,

Sanford Lewis
Attorney at Law

cc: Anne M. Foulkes, PPG Industries, Inc.

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[18] Kessler, R. (March 2013) *Long Outlawed in the West, Lead Paint Sold in Poor Nations.* Yale 360. http://e360.yale.edu/feature/long_outlawed_in_the_west_lead_paint_sold_in_poor_nations/2633/

Peeples, L. (March 2013) *Lead Paint, Other Toxic Products Banned in U.S. Still Exported to Unsuspecting Customers Abroad.* Huffington Post. http://www.huffingtonpost.com/2013/03/25/lead-paint-exports-pesticides_n_2949694.html

Kessler, R. (April 2014) *Lead-Based Decorative Paints: Where Are They Still Sold—and Why?* Environmental Health Perspectives. http://ehp.niehs.nih.gov/122-a96/

(March 2011) *Paint: The lead that is poisoning us.* Cameroon Press (French). http://www.okinternational.org/docs/OK%20International%20in%20Cameroon%20Tribune.pdf

Hopey, D. (February 2012) *PPG Refuses to Recall Leaded Paint in Cameroon.* Pittsburgh Post-Gazette. http://www.post-gazette.com/news/world/2012/02/06/PPG-refuses-to-recall-leaded-paint-in-Cameroon/stories/201202060268

APPENDIX A

PROPOSAL

Reducing Health Hazards and Liability from Manufacturing Paint Containing Lead

Whereas, the neurotoxic and developmental impacts of lead have been well established for decades, leading to global action to eliminate lead in gasoline;

Whereas, a study published in the journal *Lancet* in December 2012 reported that lead accounts for 674,000 deaths each year, primarily due to its contribution to cardiovascular disease;

Whereas, a study published in the journal *Environmental Health Perspectives* in September 2013 estimated that lead exposures are costing low and middle-income countries more than $977 billion annually in lost lifetime economic productivity;

Whereas, in 2009 the United Nations' International Conference on Chemicals Management (ICCM) unanimously passed a resolution calling for the global elimination of lead in paint;

Whereas, lead paint for residential applications in the U.S. has been banned since 1978 and industrial applications in the domestic market have subsequently died out due to public and private sector specifications prohibiting the use of lead additives in coatings;

Whereas, it was reported in 2012 that PPG Industries had been producing and distributing paint containing lead compounds for residential applications in Africa http://www.post-gazette.com/news/world/2012/02/06/PPG-refuses-to-recall-leaded-paint-in-Cameroon/stories/201202060268 ;

Whereas, PPG Industries states it does not manufacture, sell or market any "architectural" paints or "decorative" coatings that contain lead compounds.

This leaves a substantial portion of the company, producing industrial and performance coatings, where lead compounds are still used. Yet, the UN International Conference on Chemicals Management in 2009 adopted a resolution calling for the elimination of lead from *all* paints and coatings and *all* uses of lead in paints have serious public health impacts" (emphasis added);

Whereas, in 2011 AkzoNobel, the world's largest paint company, removed the last lead compounds from use in its global product portfolio;

Whereas, proponents believe that the continued use of lead compounds in our company's manufacturing and distribution channels can pose reputational and legal risks to our company; and

Whereas, proponents believe it is in our company's interest to establish a policy and eliminate the use of all lead compounds in its products.

Therefore be it resolved:

Shareholders request the Board of Directors report to shareholders, by December 31, 2015, on options for policies and practices PPG can adopt to reduce occupational and community health hazards by eliminating the use of lead in paint and coatings by a specified date. Such a report would be prepared at reasonable cost and omit confidential information such as proprietary or legally prejudicial data.

Supporting Statement: Proponents believe that a report should address such questions as the phase out period and time frame for eliminating the use of lead compounds in its paint and coatings by a specified date, future steps to ensure that no lead-containing compounds will be purchased by PPG, and plans for the treatment and/or disposal of lead paint or lead-containing ingredients in its inventory.

APPENDIX B
ENVIRONMENTAL PROTECTION AGENCY DATA ON LEAD AND HEALTH EFFECTS

Table 1-2 Summary of causal determinations for the relationship between exposure to Pb and health effects.

Environmental Protection Agency, Integrated Science Assesment for Lead. (2013). Page 1-15

Health Outcome	Causality Determination (Table with Key Evidence)
Children – Nervous System Effects (Section 4.3.15)	
Cognitive Function Decrements	Causal Relationship (Table 4-17)

Clear evidence of cognitive function decrements (as measured by Full Scale IQ, academic performance, and executive function) in young children (4 to 11 years old) with mean or group blood Pb levels measured at various lifestages and time periods between 2 and 8 μg/dL. Clear support from animal toxicological studies that demonstrate decrements in learning, memory, and executive function with dietary exposures resulting in relevant blood Pb levels of 10-25 μg/dL. Plausible MOAs [Modes of Action] are demonstrated.

Externalizing Behaviors: Attention, Impulsivity and Hyperactivity	Causal Relationship (Table 4-17)

Clear evidence of attention decrements, impulsivity and hyperactivity (assessed using objective neuropsychological tests and parent and teacher ratings) in children 7-17 years and young adults ages 19-20 years. The strongest evidence for blood Pb-associated increases in these behaviors was found in prospective studies examining prenatal (maternal or cord), age 3-60 months, age 6 years, or lifetime average (to age 11-13 years) mean blood Pb levels of 7 to 14 μg/dL and groups with early childhood (age 30 months) blood Pb levels >10 μg/dL. Biological plausibility is provided by animal toxicological studies demonstrating impulsivity or impaired response inhibition with relevant prenatal, lactational, post-lactational and lifetime Pb exposures. Plausible MOAs are demonstrated.

Hypertension	Causal Relationship (Table 4-24)

Prospective epidemiologic studies with adjustment for multiple potential confounders consistently find associations of blood and bone Pb levels with hypertension incidence and increased blood pressure (BP) in adults. Cross-sectional studies provide supporting evidence. Meta-analyses underscore the consistency and reproducibility of the Pb associated increase in blood pressure and hypertension (a doubling of concurrent blood Pb level (between 1 and 40 μg/dL) is associated with a 1 mmHg increase in systolic BP); however, uncertainties remain regarding the timing, frequency, duration and level of Pb exposures contributing to the effects observed in epidemiologic studies. Experimental animal studies demonstrate effects on BP after long-term Pb exposure resulting in mean blood Pb levels of 10 μg/dL or greater. Plausible MOAs are demonstrated.

Subclinical Atherosclerosis — Suggestive of a Causal Relationship (Table 4-24)

Cross-sectional analyses of NHANES data find associations of blood Pb level with peripheral artery disease (PAD) in adults. Animal toxicological evidence is limited to studies of MOA (oxidative stress, inflammation, endothelial cell dysfunction) that demonstrate biologically plausible mechanisms through which Pb exposure may initiate atherosclerotic vessel disease.

Coronary Heart Disease — Causal Relationship (Table 4-24)

Prospective epidemiologic studies consistently find associations of Pb biomarkers with cardiovascular mortality and morbidity, specifically myocardial infarction (MI), ischemic heart disease (IHD), or HRV; however, uncertainties remain regarding the timing, frequency, duration and level of Pb exposures contributing to the effects observed in epidemiologic studies. Thrombus formation was observed in animals after relevant long term exposure and MOAs (hypertension, decreased HRV, increased corrected QT (QTc) interval, and corrected QRS complex (QRSc) duration in electrocardiogram [ECG] are demonstrated in humans and animals.

APPENDIX C
RECENT COVERAGE OF LEAD PAINT CONTROVERSIES FROM HUFFINGTON POST AND ENVIRONMENTAL HEALTH PERSPECTIVES

ATTACHED AS SEPARATE DOCUMENT

Pages 28 through 55 redacted for the following reasons:
- -
*** Copyrighted Material Omitted ***



PPG Industries

Bringing innovation to the surface.™

PPG Industries, Inc.
One PPG Place, 39th Floor
Pittsburgh, Pennsylvania 15272 USA
Telephone (412) 434-2471
Fax (412) 434-2490
foulkes@ppg.com

Anne M. Foulkes
Assistant General Counsel and Secretary

December 11, 2014

Via E-mail (shareholderproposals@sec.gov)
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: PPG Industries, Inc.; Omission of Shareholder Proposals Submitted by CHE Trinity Health; Securities Exchange Act of 1934 – Section 14(a), Rule 14a-8.

Ladies and Gentlemen:

I am writing on behalf of PPG Industries, Inc. ("PPG") to inform you, pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), that PPG intends to omit from its proxy solicitation materials for its 2015 annual meeting of shareholders a shareholder proposal (the "Proposal") submitted collectively by (i) Catherine Rowan, Director, Socially Responsible Investments of CHE Trinity Health, on behalf of CHE Trinity Health, (ii) Praxis Growth Index Fund, (iii) OIP Investment Trust, (iv) Mercy Investment Services, Inc., (v) Dignity Health, (vi) Trillium Asset Management LLC, on behalf of Margot Cheel, and (vii) First Affirmative Financial Network, LLC, on behalf of Mark Demanes (collectively, the "Proponent"). In accordance with Rule 14a-8(j), PPG hereby respectfully requests that the staff (the "Staff") of the Division of Corporation Finance of the Securities and Exchange Commission (the "Commission") confirm that it will not recommend enforcement action against PPG if the Proposal is omitted from PPG's proxy solicitation materials for its 2015 annual meeting of shareholders in reliance on Rule 14a-8(i)(7). Copies of the Proposal and accompanying materials are attached as Exhibit A.

PPG expects to file a preliminary proxy statement on or about February 13, 2015 due to the inclusion in the proxy materials of a proposal to amend PPG's Articles of Incorporation. PPG expects to file its definitive proxy solicitation materials for the 2015 annual meeting of shareholders on or about March 5, 2015. Accordingly, as contemplated by Rule 14a-8(j), this letter is being filed with the Commission more than 80 calendar days before the date upon which PPG expects to file the definitive proxy solicitation materials for its 2015 annual meeting of shareholders.

Pursuant to Staff Legal Bulletin No. 14D ("SLB 14D"), I am submitting this request for no-action relief to the Commission under Rule 14a-8 by use of the Commission's email address, shareholderproposals@sec.gov, and I have included my name and telephone number both in this letter and the cover email accompanying this letter. In accordance with the Staff's instruction in Section E of SLB 14D, I am simultaneously forwarding by email and/or facsimile a copy of this letter to the Proponent. The Proponent is requested to copy the undersigned on any response they may choose to make to the Staff and concurrently submit to the undersigned any such response or other correspondence.

THE PROPOSAL

The Proposal sets forth the following resolution and supporting statement:

"Therefore be it resolved:

Shareholders request the Board of Directors report to shareholders, by December 31, 2015, on options for policies and practices PPG can adopt to reduce occupational and community health hazards by eliminating the use of lead in paint and coatings by a specified date. Such a report would be prepared at reasonable cost and omit confidential information such as proprietary or legally prejudicial data.

Supporting Statement: Proponents believe that a report should address such questions as the phase out period and time frame for eliminating the use of lead compounds in its paint and coatings by a specified date, future steps to ensure that no lead-containing compounds will be purchased by PPG, and plans for the treatment and/or disposal of lead paint or lead-containing ingredients in its inventory."

DISCUSSION

A. The Proposal May Be Excluded Under Rule 14a-8(i)(7) Because it Deals with Matters Related to PPG's Ordinary Business Operations.

Rule 14a-8(i)(7) under the Exchange Act permits the exclusion of a shareholder proposal that deals with matters relating to a company's "ordinary business" operations. The Commission has stated that the policy underlying this exclusion is "to confine the solution of ordinary business problems to the board of directors and place such problems beyond the competence and direction of the stockholders. The basic reason for this policy is that it is manifestly impracticable in most cases for stockholders to decide management problems at corporate meetings." Hearing on SEC Enforcement Problems before the Subcommittee of the Senate Committee on Banking and Currency, 85th Congress, 1st Session part 1, at 119 (1957), reprinted in part in Release 34-19135, n. 47 (Oct. 14, 1982). In its release adopting revisions to Rule 14a-8 in 1998, the Commission described the two "central considerations" underpinning the exclusion. The first is that certain tasks are "so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." SEC Release No. 34-40018 (May 21, 1998) (the "1998 Release"). The second consideration relates to "the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." *Id.* The 1998 Release further states that a proposal may be seen as seeking to micro-manage a company "where the proposal involves intricate detail, or seeks to impose specific time-frames or methods for implementing complex policies."

A shareholder proposal being framed in the form of a request for a report does not change the nature of the proposal. The Commission has stated that a proposal requesting the dissemination of a report may be excludable under Rule 14a-8(i)(7) if the subject matter of the report is within the ordinary business of the issuer (See Exchange Act Release No. 20091 (Aug. 16, 1983) and *Johnson Controls, Inc.* (Oct. 26, 1999), stating "[Where] the subject matter of the additional disclosure sought in a particular proposal involves a matter of ordinary business . . . it may be excluded under [R]ule 14a-8(i)(7)". Similarly, a proposal seeking a board-level review or report on areas of risk for a company (e.g., occupational and community health hazards that might be linked to lead used in paints and coatings) does not preclude exclusion if the underlying subject matters of the risks are ordinary business matters. As the Staff indicated in Staff Legal Bulletin No. 14E (Oct. 27, 2009), in evaluating shareholder proposals that request a risk assessment:

> rather that focusing on whether a proposal and supporting statement relate to the company engaging in an evaluation of risk, we will instead focus on the subject matter to which the risk pertains or that gives rise to the risk . . . . [S]imilar to the way in which we analyze proposals asking for the preparation of a report, the formation of a committee or the inclusion of disclosure in a Commission-prescribed document - where we look to the underlying subject matter of the report, committee or disclosure to determine whether the proposal relates to ordinary business - we will consider whether the underlying subject matter of the risk evaluation involves a matter of ordinary business to the company.

Accordingly, the Staff has concurred in the exclusion of shareholder proposals seeking risk reports or assessments when the subject matter of the risks have related to ordinary business operations. For example, in *Sempra Energy* (Jan. 12, 2012), the proposal asked the company's board to review and report on the company's management of certain "risks posed by Sempra operations in any country that may pose an elevated risk of corrupt practices." The company argued that the proposal could be excluded under Rule 14a-8(i)(7), and the Staff agreed, noting that "although the proposal requests the board to conduct an independent oversight review of . . . management of particular risks, the underlying subject matter of these risks appears to involve ordinary business matters." Additionally, in *Bank of America Corporation* (Feb. 19, 2014), the Staff concurred in the exclusion under Rule 14a-8(i)(7) of a proposal requesting that the company's board of directors prepare a report that discloses whether the company has identified employees that have the ability to expose the company to possible material losses and to provide specified information regarding the identification of such individuals and the individuals themselves. Similarly, in *The Western Union Co.* (March 14, 2011), the Staff concurred in the exclusion of a proposal requesting that the company form a risk committee of the board of directors for oversight of risk management, which would report on "the company's approach to monitoring and control of potentially material risk exposures, including those identified in the 10-K." In concurring with exclusion of the proposal under Rule 14a-8(i)(7), the Staff commented that although the proposal requested the establishment of a risk committee by Western Union, which is a matter that focuses on the board's role in the oversight of the company's management of risk, the underlying subject matters of the risks that the committee was to report on "appear to involve ordinary business matters."

More specifically, the Staff consistently has permitted companies to exclude shareholder proposals and has granted no-action relief pursuant to Rule 14a-8(i)(7) where the proposal requests that the board of directors publish a report to shareholders on substances which may be viewed as being potentially toxic or hazardous that are used in the company's products and to develop options for seeking alternatives to such substances on the basis that the underlying content of a company's products is fundamentally an ordinary business matter. In *Family Dollar Stores, Inc.* (Nov. 6, 2007), the Staff concurred in the exclusion of a proposal requesting a report evaluating the company's policies and procedures for minimizing customers' exposure to toxic substances and hazardous components in its marketed products "as relating to Family Dollar's ordinary business operations (i.e., sale of particular products)." Likewise, in *Walgreen Co.* (Oct. 13, 2006), the Staff concurred in the exclusion of a proposal requesting a report characterizing the levels of dangerous chemicals in the company's products and describing options for alternatives to improve the safety of the company's products "as relating to its ordinary business operations (i.e., the sale of particular products)." Similarly, in *Wal-Mart Stores, Inc.* (March 24, 2006), the Staff concurred in the exclusion of a proposal requesting a report evaluating company policies and procedures for systematically minimizing customers' exposure to toxic substances in products "as relating to its ordinary business operations (i.e., sale of particular products)." Also, in *The Home Depot* (March 4, 2009), the Staff concurred in the exclusion of a proposal requesting a report on policy options to reduce consumer exposure and increase consumer awareness regarding mercury and other toxins in the company's private label vision brand products "as relating to Home Depot's ordinary business operations (i.e., the sale of particular products)." Further, in *Wal-Mart Stores, Inc.* (March 11, 2008), the Staff concurred in the exclusion of a proposal requesting a report on the company's policies on nanomaterial product safety, characterizing the proposal "as relating to Wal-Mart's ordinary business operations (i.e., sale of particular products)".

The Staff expressly has stated that proposals concerning product research, development and testing are generally excludable under Rule 14a-8(i)(7). See *DENTSPLY International Inc.* (March 21, 2013) (concurring in the exclusion of a proposal requesting a report summarizing the company's policies and plans for phasing out mercury from its products on the basis that it related to the company's ordinary business operations, noting that "the proposal relates to DENTSPLY's product development. Proposals concerning product development are generally excludable under [R]ule 14a-8(i)(7)"); *Danaher Corporation* (March 8, 2013) (concurring in the exclusion of a proposal requesting a report summarizing the company's policies and plans for eliminating releases of mercury from company products on the basis that it related to the company's ordinary business operations, noting that "the proposal relates to Danaher's product development. Proposals concerning product development are generally excludable under [R]ule 14a-8(i)(7)"); and *PepsiCo, Inc.* (Feb. 28, 2012) (concurring in the exclusion of a proposal that the company adopt a corporate policy recognizing human rights and employing ethical standards that do not involve using the remains of aborted human beings in both private and collaborative research and development agreements as relating to the company's ordinary business operations, noting that "the proposal relates to PepsiCo's product research and development. Proposals concerning product research, development, and testing are generally excludable under [R]ule 14(a)(8)(i)(7)"). See also, *The Coca-Cola Company* (Feb. 17, 2010) (concurring in the exclusion of a proposal requesting a report discussing policy options responsive to concerns regarding bottled water, stating, "Proposals that concern . . . decisions relating to product quality are generally excludable under [R]ule 14a-8(i)(7)").

The Proposal requests that PPG prepare a report to shareholders on options for policies and practices PPG can adopt to eliminate the use of lead in paint and coatings by a specified date. Moreover, the supporting statement not only suggests that lead be eliminated it requests that PPG make plans to eliminate future lead purchases and asks for PPG to create plans for the disposal of products in PPG's inventory that contain lead. As in the proposals at issue in the *Family Dollar Stores, Inc., Walgreen Co., The Home Depot* and *Wal-Mart Stores, Inc.* examples cited above, the subject matter of the report requested in the Proposal relates to chemicals which may be viewed as being potentially toxic or hazardous and are used in PPG's products, as well as a proposed transition to possible alternatives for such substances, matters that directly relate to PPG's ordinary business operations. Similarly, the report requested in the Proposal directly relates to PPG's product research, development and testing of its products and, inherently, to the quality and characteristics of PPG's products, which the Staff consistently have held to be matters relating directly to a manufacturer's ordinary business operations, as evidenced by the *recent DENTSPLY International, Inc., Danaher Corporation, PepsiCo, Inc.* and *The Coca-Cola Company* examples cited above.

The Proposal clearly implicates both of the Commission's stated policy considerations in providing the Rule 14a-8(i)(7) exclusion. The decisions regarding which raw materials should be used in a company's products and which are the optimal product characteristics for manufactured products are at the core of the function of management and concern the fundamental managerial question of how a company should manufacture its products. PPG is a global manufacturer and distributer of a broad range of coatings and specialty materials and glass products. As such, fundamental decisions made in PPG's day-to-day operations include determinations regarding which products the Company should manufacture and distribute, or cease to manufacture and distribute, and determinations regarding which raw materials should be used in the manufacturing of PPG's products in order for PPG's products to function as intended. These types of determinations with respect to the content and optimal characteristics of the products that PPG manufactures are precisely those that are at the core of the Proposal.

The selection of raw materials used in PPG's products necessarily involves numerous complex considerations that would make shareholder oversight manifestly impracticable in any event. PPG's management must critically assess the quality, characteristics, cost, utility and availability of each raw material used, as well as the competitive conditions, pricing and marketability of the final product, when determining the most appropriate raw materials to use in the manufacturing of any particular PPG product. In addition, PPG's management constantly adapts these considerations in response to changing global economic factors, cultural trends, regulatory landscapes and research and development trends and discoveries. In fact, PPG constantly reviews the formulation of its coatings products to ensure that its coatings comply with all applicable legal standards in the country where the coatings are manufactured and sold. Management's decisions with respect to these considerations ultimately may determine the commercial success or failure of any given product and are based on high levels of expertise and experience in particular fields of business, chemistry and other specialized scientific areas. It would be highly impracticable and inadvisable for typical shareholders to make decisions with respect to the complex subject matter of the report requested in the Proposal. Without an expert knowledge of the highly technical considerations involved in determining the content and intended characteristics of PPG's products and a detailed understanding of PPG's day-to-day operations and relevant business environments, typical shareholders would not be in a position to make informed decisions in the best interests of PPG and its shareholders as a whole regarding the underlying content and characteristics of PPG's products. As a result, the Proposal seeks to micro-manage PPG both by requesting intricate detail about intensely specialized core business decisions and operations and by attempting to influence the decisions made by PPG's management on these fundamental business matters.

B. The Proposal Does Not Focus On Significant Policy Issues and Encompasses Ordinary Business Matters.

The Staff consistently has concurred that a proposal that touches upon or includes significant policy issues, but that also encompasses ordinary business matters, may be excluded pursuant to Rule 14a-8(i)(7). See General Electric Co. (Feb. 10, 2000) (concurring in the exclusion of a proposal relating to the discontinuation of an accounting method and use of funds related to an executive compensation program and noting that the proposal dealt with both the significant policy issue of executive compensation and the ordinary business matter of choice of accounting method). The text of the Proposal, however, does not address specific significant social policies and relates solely to the development, content and characteristics of PPG's products. Rather than citing a proven public health hazard as it relates to PPG's operations and products, the Proposal simply refers in a generic manner to "occupational and community health hazards." The substance of the Proposal unmistakably though is a requested report for policies and practices PPG can adopt to eliminate the use of lead in paint and coatings. The vague language about "occupational and community health hazards" cannot hide that the Proposal really is seeking to influence the development, content and characteristics of PPG's products. In this context, a reference to "hazards" does not affirmatively suggest a social policy that would transcend PPG's day-to-day business matters or that is significant. This language appears to have been added to the Proposal to insinuate that a social policy is involved so that the Proposal will pass muster. At its core, the Proposal relates to the development, content and characteristics of PPG's products, matters long held by the Commission to be well within a company's ordinary business operations and the belief that certain raw materials not be included in those products.

In sum, the Proposal is an attempt by the Proponent to delve into the day-to-day business of PPG by forcing it to prepare a report of doubtful usefulness to PPG or its shareholders. The report called for by the Proposal would be a collection of highly speculative plans and highly technical information that would not meaningfully enhance a shareholder's understanding of PPG's ordinary business operations. Decisions concerning what raw materials to use in the manufacture of its products are multi-faceted, complex and based on a range factors that are outside the knowledge and expertise of most shareholders. By requesting the report described in the Proposal, the Proponent is seeking to have PPG's shareholders become involved in matters that are inherently complex and upon which shareholders are not in a position to make an informed decision in any event. The ability to make such decisions is fundamental to management's ability to run PPG on a day-to-day basis. Thus, PPG believes that the Proposal requests precisely the type of report involving ordinary business activities noted by the Commission in the 1998 Release as falling within the ordinary business exclusion.

CONCLUSION

Based upon the foregoing, PPG believes that the Proposal may properly be omitted from its proxy solicitation materials for its 2015 annual meeting of shareholders under Rule 14a-8(i)(7) because the Proposal deals with the ordinary business operations of PPG. PPG respectfully requests that the Staff concur that it will not recommend enforcement action against PPG if PPG omits the Proposal from its proxy solicitation materials for its 2015 annual meeting of shareholders. The directly applicable precedents cited in this letter demonstrate the validity of PPG's request. If the Staff does not concur with the positions of PPG discussed above, we would appreciate the opportunity to confer with the Staff concerning these matters prior to the issuance of its Rule 14a-8 response.

If you have any questions or require any additional information, please do not hesitate to contact me at (412) 434-2471. Consistent with Staff Legal Bulletin No. 14F (July 14, 2001), please respond to this letter via email to foulkes@ppg.com. I would appreciate if the Staff also would send a copy of any response to Greg E. Gordon, Senior Counsel, Corporate Law, PPG Industries, Inc., at gordon@ppg.com.

Sincerely,

Anne M. Foulkes

Anne M. Foulkes
Assistant General Counsel and Secretary

Attachments
AMF:ls

cc: Catherine Rowan, Director, Socially Responsible Investments,
CHE Trinity Health (via e-mail rowan@bestweb.net)

EXHIBIT A


CATHOLIC HEALTH EAST
TRINITY HEALTH

20555 VICTOR PARKWAY | LIVONIA, MI 48152 | p 734-343-1000 | hewhealthministry.org

Catherine Rowan
Director, Socially Responsible Investments
766 Brady Ave., Apt. 635
Bronx, NY 10462
718-822-0820
<rowan@bestweb.net>

October 16, 2014

Anne M. Foulkes, Assistant General Counsel and Secretary
PPG Industries, Inc.
One PPG Place
Pittsburgh, PA 15272

Dear Ms. Foulkes,

CHE Trinity Health, with an investment position of over $2000 worth of shares of common stock in PPG Industries, Inc., looks for social and environmental as well as financial accountability in its investments.

Proof of ownership of common stock in PPG Industries, Inc. is enclosed. CHE Trinity Health has held stock in PPG Industries, Inc. continuously for over one year and intends to retain the requisite number of shares through the date of the Annual Meeting.

We are very concerned about the health impacts surrounding the use of lead compounds in paints. I am aware of shareholder dialogue and correspondence on this issue with Diane Kappas, then-VP of Environment, Health & Safety occurring in 2013. On September 12, 2014, I wrote to Ms. Jane Valenta, VP of Environment, Health & Safety to request a shareholder dialogue regarding the company's policies and practices globally on lead compounds but did not receive a response.

Acting on behalf of CHE Trinity Health, I am authorized to notify you of CHE Trinity Health's intention to present the enclosed proposal for consideration and action by the stockholders at the next annual meeting, and I hereby submit it for inclusion in the proxy statement in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934.

There may be other PPG shareholders filing this same proposal with the Company. I will serve as the primary contact for this proposal, and look forward to discussing this issue with the Company at your earliest convenience. I am hopeful that re-engaging in shareholder dialogue on this issue will be productive.

Sincerely,

Catherine Rowan

Catherine Rowan
Director, Socially Responsible Investments
CHE Trinity Health


RECEIVED
LAW DEPARTMENT

Reducing Health Hazards and Liability from Manufacturing Paint Containing Lead

Whereas, the neurotoxic and developmental impacts of lead have been well established for decades, leading to global action to eliminate lead in gasoline;

Whereas, a study published in the journal *Lancet* in December 2012 reported that lead accounts for 674,000 deaths each year, primarily due to its contribution to cardiovascular disease;

Whereas, a study published in the journal *Environmental Health Perspectives* in September 2013 estimated that lead exposures are costing low and middle-income countries more than $977 billion annually in lost lifetime economic productivity;

Whereas, in 2009 the United Nations' International Conference on Chemicals Management (ICCM) unanimously passed a resolution calling for the global elimination of lead in paint;

Whereas, lead paint for residential applications in the U.S. has been banned since 1978 and industrial applications in the domestic market have subsequently died out due to public and private sector specifications prohibiting the use of lead additives in coatings;

Whereas, it was reported in 2012 that PPG Industries had been producing and distributing paint containing lead compounds for residential applications in Africa http://www.post-gazette.com/news/world/2012/02/06/PPG-refuses-to-recall-leaded-paint-in-Cameroon/stories/201202060268 ;

Whereas, PPG Industries states it does not manufacture, sell or market any "architectural" paints or "decorative" coatings that contain lead compounds. This leaves a substantial portion of the company, producing industrial and performance coatings, where lead compounds are still used. Yet, the UN International Conference on Chemicals Management in 2009 adopted a resolution calling for the elimination of lead from *all* paints and coatings and *all* uses of lead in paints have serious public health impacts" (emphasis added);

Whereas, in 2011 AkzoNobel, the world's largest paint company, removed the last lead compounds from use in its global product portfolio;

Whereas, proponents believe that the continued use of lead compounds in our company's manufacturing and distribution channels can pose reputational and legal risks to our company; and

Whereas, proponents believe it is in our company's interest to establish a policy and eliminate the use of all lead compounds in its products.

Therefore be it resolved:

Shareholders request the Board of Directors report to shareholders, by December 31, 2015, on options for policies and practices PPG can adopt to reduce occupational and community health hazards by eliminating the use of lead in paint and coatings by a specified date. Such a report would be prepared at reasonable cost and omit confidential information such as proprietary or legally prejudicial data.

Supporting Statement: Proponents believe that a report should address such questions as the phase out period and time frame for eliminating the use of lead compounds in its paint and coatings by a specified date, future steps to ensure that no lead-containing compounds will be purchased by PPG, and plans for the treatment and/or disposal of lead paint or lead-containing ingredients in its inventory.


Northern Trust

October 16, 2014

TO WHOM IT MAY CONCERN.

Please accept this letter as verification that as of October 16, 2014 Northern Trust as custodian held for the beneficial interest of CHE Trinity Health 3,934 shares of PPG Industries Inc.

As of October 16, 2014 CHE Trinity Health has held at least $2,000 worth of PPG Industries Inc continuously for over one year. CHE Trinity Health has informed us it intends to continue to hold the required number of shares through the date of the company's annual meeting in 2015.

This letter is to confirm that the aforementioned shares of stock are registered with Northern Trust, Participant Number 2669, at the Depository Trust Company.

Sincerely

Nicholas Diasio
Account Manager – Trust Officer



PPG Industries

Bringing innovation to the surface.™

PPG Industries, Inc.
One PPG Place, 39th Floor
Pittsburgh, Pennsylvania 15272 USA
Telephone (412) 434-2471
Fax (412) 434-2490
foulkes@ppg.com

Anne M. Foulkes
Assistant General Counsel and Secretary

October 28, 2014

Via E-mail (rowan@bestweb.net) and Overnight Courier

Ms. Catherine Rowan
Director, Socially Responsible Investments
CHE Trinity Health
766 Brady Avenue, Apartment 635
Bronx, NY 10462

Re: Shareholder Proposal

Dear Ms. Rowan:

On October 20, 2014, we received from you a shareholder proposal for inclusion in PPG Industries, Inc.'s 2015 proxy statement. We are currently reviewing the proposal.

Please state to us your intention to present the proposal at the 2015 Annual Meeting either in person or by proxy. Rule 14a-8 of the Securities Exchange Act of 1934, as amended, requires you, or your representative who is qualified under Pennsylvania law, to attend the 2015 Annual Meeting to present the proposal.

Please do not hesitate to call me with any questions.

Sincerely,

Anne M. Foulkes

AMF:ls



Everence Financial
1110 N. Main St.
P.O. Box 483
Goshen, IN 46527
www.everence.com

Toll-free: (800) 348-7468
T: (574) 533-9511

October 20, 2014

Anne M. Foulkes, Assistant General Counsel and Secretary
PPG Industries, Inc.
One PPG Place
Pittsburgh, PA 15272

Dear Ms. Foulkes,

On behalf of the Praxis Growth Index Fund, Everence Financial is co-filing the enclosed shareholder resolution on lead compounds in paint, for inclusion in PPG's proxy statement pursuant to Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934. The primary filer is CHE Trinity Health.

The Praxis Growth Index Fund is the beneficial owner of at least $2,000 worth of PPG stock. We have held the shares for over one year, and will continue to hold sufficient shares in the company through the date of the annual shareholders' meeting. Verification of ownership is enclosed.

Everence is the stewardship agency of Mennonite Church USA with $2.5 billion of socially invested assets under management.

If you would like to discuss this proposal, please contact the primary filer, Catherine Rowan, of CHE Trinity Health. She can be reached at 718-822-0820 or rowan@bestweb.net. If you need to contact me, I can be reached at 574-533-9515 ext. 3291 or chris.meyer@everence.com.

Sincerely,

Chris C. Meyer
Stewardship Investing Research Specialist
Everence Financial and the Praxis Mutual Funds

Reducing Health Hazards and Liability from Manufacturing Paint Containing Lead

Whereas, the neurotoxic and developmental impacts of lead have been well established for decades, leading to global action to eliminate lead in gasoline;

Whereas, a study published in the journal *Lancet* in December 2012 reported that lead accounts for 674,000 deaths each year, primarily due to its contribution to cardiovascular disease;

Whereas, a study published in the journal *Environmental Health Perspectives* in September 2013 estimated that lead exposures are costing low and middle-income countries more than $977 billion annually in lost lifetime economic productivity;

Whereas, in 2009 the United Nations' International Conference on Chemicals Management (ICCM) unanimously passed a resolution calling for the global elimination of lead in paint;

Whereas, lead paint for residential applications in the U.S. has been banned since 1978 and industrial applications in the domestic market have subsequently died out due to public and private sector specifications prohibiting the use of lead additives in coatings;

Whereas, it was reported in 2012 that PPG Industries had been producing and distributing paint containing lead compounds for residential applications in Africa http://www.post-gazette.com/news/world/2012/02/06/PPG-refuses-to-recall-leaded-paint-in-Cameroon/stories/201202060268 ;

Whereas, PPG Industries states it does not manufacture, sell or market any "architectural" paints or "decorative" coatings that contain lead compounds. This leaves a substantial portion of the company, producing industrial and performance coatings, where lead compounds are still used. Yet, the UN International Conference on Chemicals Management in 2009 adopted a resolution calling for the elimination of lead from *all* paints and coatings and *all* uses of lead in paints have serious public health impacts" (emphasis added);

Whereas, in 2011 AkzoNobel, the world's largest paint company, removed the last lead compounds from use in its global product portfolio;

Whereas, proponents believe that the continued use of lead compounds in our company's manufacturing and distribution channels can pose reputational and legal risks to our company; and

Whereas, proponents believe it is in our company's interest to establish a policy and eliminate the use of all lead compounds in its products.

Therefore be it resolved:

Shareholders request the Board of Directors report to shareholders, by December 31, 2015, on options for policies and practices PPG can adopt to reduce occupational and community health hazards by eliminating the use of lead in paint and coatings by a specified date. Such a report would be prepared at reasonable cost and omit confidential information such as proprietary or legally prejudicial data.

Supporting Statement: Proponents believe that a report should address such questions as the phase out period and time frame for eliminating the use of lead compounds in its paint and coatings by a specified date, future steps to ensure that no lead-containing compounds will be purchased by PPG, and plans for the treatment and/or disposal of lead paint or lead-containing ingredients in its inventory.

10-20-14

J.P.Morgan

Mr. Chris C. Meyer
Stewardship Investing Research Specialist
Everence Financial
1110 North Main Street
PO Box 483
Goshen, IN 46527

Dear Mr. Meyer

This letter is in response to your request for confirmation that the following account is currently the beneficial owner of **PPG Industries Inc. (Asset ID: 693506107)**. These securities are currently held by JP Morgan as the accountholder's custodian. We furthermore confirm that the account has held a minimum of $2,000 worth of company shares continuously for one year or more.

Praxis Growth Index Fund/Account FISMA & OMB Memorandum M-07-16 **3,500 shares**

Sincerely,

Ethan Stern
Relationship Manager, J.P. Morgan Investor Services



PPG Industries, Inc.
One PPG Place, 39th Floor
Pittsburgh, Pennsylvania 15272 USA
Telephone (412) 434-2471
Fax (412) 434-2490
foulkes@ppg.com

Anne M. Foulkes
Assistant General Counsel and Secretary

October 28, 2014

Via E-mail (chris.meyer@everence.com) and Overnight Courier
Chris C. Meyer
Stewardship Investing Research Specialist
Everence Financial and the Praxis Mutual Funds
1110 North Main Street, P.O. Box 483
Goshen, IN 46527

Re: Shareholder Proposal

Dear Mr. Meyer:

On October 27, 2014, we received from you a shareholder proposal for inclusion in PPG Industries, Inc.'s 2015 proxy statement (the "Proposal") co-filed by the Praxis Growth Index Fund and CHE Trinity Health. We are currently reviewing the Proposal.

Pursuant to Rule 14a-8 of the Securities Exchange Act of 1934, as amended, in order to be eligible to submit a proposal, you must (a) have been the record or beneficial owner of at least $2,000 in market value of PPG Industries, Inc. common stock on October 20, 2014 and (b) have continuously held your shares for at least one year prior to October 20, 2014. The letter included with the Proposal from J.P. Morgan evidencing the required PPG stock ownership indicates that the PPG shares are held by a broker, bank or other record holder. Securities and Exchange Commission Staff Legal Bulletin Nos. 14F and 14G require that the broker, bank or other record holder must be a Depository Trust Company ("DTC") participant and that you provide PPG with a written statement that the broker, bank or other record holder is a DTC participant. Copies of Staff Legal Bulletin Nos. 14F and 14G are enclosed herewith. The J.P. Morgan letter included with the Proposal fails to state that J.P. Morgan is a DTC participant or an affiliate of a DTC participant. *You must provide the required documentation to us no later than 14 calendar days after your receipt of this letter.*

In addition, please state to us your intention to present the Proposal at the 2015 Annual Meeting either in person or by proxy. Rule 14a-8 requires you, or your representative who is qualified under Pennsylvania law, to attend the 2015 Annual Meeting to present the Proposal. Please do not hesitate to call me with any questions.

Sincerely,

Anne M. Foulkes

Anne M. Foulkes

AMF:ls
cc: Catherine Rowan, CHE Trinity Health (rowan@bestweb.net)
Enclosure

Division of Corporation Finance
Securities and Exchange Commission

Shareholder Proposals

Staff Legal Bulletin No. 14F (CF)

Action: Publication of CF Staff Legal Bulletin

Date: October 18, 2011

Summary: This staff legal bulletin provides information for companies and shareholders regarding Rule 14a-8 under the Securities Exchange Act of 1934.

Supplementary Information: The statements in this bulletin represent the views of the Division of Corporation Finance (the "Division"). This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission (the "Commission"). Further, the Commission has neither approved nor disapproved its content.

Contacts: For further information, please contact the Division's Office of Chief Counsel by calling (202) 551-3500 or by submitting a web-based request form at https://tts.sec.gov/cgi-bin/corp_fin_interpretive.

A. The purpose of this bulletin

This bulletin is part of a continuing effort by the Division to provide guidance on important issues arising under Exchange Act Rule 14a-8. Specifically, this bulletin contains information regarding:

- Brokers and banks that constitute "record" holders under Rule 14a-8 (b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8;
- Common errors shareholders can avoid when submitting proof of ownership to companies;
- The submission of revised proposals;
- Procedures for withdrawing no-action requests regarding proposals submitted by multiple proponents; and
- The Division's new process for transmitting Rule 14a-8 no-action responses by email.

You can find additional guidance regarding Rule 14a-8 in the following bulletins that are available on the Commission's website: SLB No. 14, SLB

No. 14A, SLB No. 14B, SLB No. 14C, SLB No. 14D and SLB No. 14E.

B. The types of brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

1. Eligibility to submit a proposal under Rule 14a-8

To be eligible to submit a shareholder proposal, a shareholder must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the shareholder meeting for at least one year as of the date the shareholder submits the proposal. The shareholder must also continue to hold the required amount of securities through the date of the meeting and must provide the company with a written statement of intent to do so.[1]

The steps that a shareholder must take to verify his or her eligibility to submit a proposal depend on how the shareholder owns the securities. There are two types of security holders in the U.S.: registered owners and beneficial owners.[2] Registered owners have a direct relationship with the issuer because their ownership of shares is listed on the records maintained by the issuer or its transfer agent. If a shareholder is a registered owner, the company can independently confirm that the shareholder's holdings satisfy Rule 14a-8(b)'s eligibility requirement.

The vast majority of investors in shares issued by U.S. companies, however, are beneficial owners, which means that they hold their securities in book-entry form through a securities intermediary, such as a broker or a bank. Beneficial owners are sometimes referred to as "street name" holders. Rule 14a-8(b)(2)(i) provides that a beneficial owner can provide proof of ownership to support his or her eligibility to submit a proposal by submitting a written statement "from the 'record' holder of [the] securities (usually a broker or bank)," verifying that, at the time the proposal was submitted, the shareholder held the required amount of securities continuously for at least one year.[3]

2. The role of the Depository Trust Company

Most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency acting as a securities depository. Such brokers and banks are often referred to as "participants" in DTC.[4] The names of these DTC participants, however, do not appear as the registered owners of the securities deposited with DTC on the list of shareholders maintained by the company or, more typically, by its transfer agent. Rather, DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants. A company can request from DTC a "securities position listing" as of a specified date, which identifies the DTC participants having a position in the company's securities and the number of securities held by each DTC participant on that date.[5]

3. Brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

In *The Hain Celestial Group, Inc.* (Oct. 1, 2008), we took the position that an introducing broker could be considered a "record" holder for purposes of Rule 14a-8(b)(2)(i). An introducing broker is a broker that engages in sales and other activities involving customer contact, such as opening customer accounts and accepting customer orders, but is not permitted to maintain custody of customer funds and securities.[6] Instead, an introducing broker engages another broker, known as a "clearing broker," to hold custody of client funds and securities, to clear and execute customer trades, and to handle other functions such as issuing confirmations of customer trades and customer account statements. Clearing brokers generally are DTC participants; introducing brokers generally are not. As introducing brokers generally are not DTC participants, and therefore typically do not appear on DTC's securities position listing, *Hain Celestial* has required companies to accept proof of ownership letters from brokers in cases where, unlike the positions of registered owners and brokers and banks that are DTC participants, the company is unable to verify the positions against its own or its transfer agent's records or against DTC's securities position listing.

In light of questions we have received following two recent court cases relating to proof of ownership under Rule 14a-8[7] and in light of the Commission's discussion of registered and beneficial owners in the Proxy Mechanics Concept Release, we have reconsidered our views as to what types of brokers and banks should be considered "record" holders under Rule 14a-8(b)(2)(i). Because of the transparency of DTC participants' positions in a company's securities, we will take the view going forward that, for Rule 14a-8(b)(2)(i) purposes, only DTC participants should be viewed as "record" holders of securities that are deposited at DTC. As a result, we will no longer follow *Hain Celestial*.

We believe that taking this approach as to who constitutes a "record" holder for purposes of Rule 14a-8(b)(2)(i) will provide greater certainty to beneficial owners and companies. We also note that this approach is consistent with Exchange Act Rule 12g5-1 and a 1988 staff no-action letter addressing that rule,[8] under which brokers and banks that are DTC participants are considered to be the record holders of securities on deposit with DTC when calculating the number of record holders for purposes of Sections 12(g) and 15(d) of the Exchange Act.

Companies have occasionally expressed the view that, because DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants, only DTC or Cede & Co. should be viewed as the "record" holder of the securities held on deposit at DTC for purposes of Rule 14a-8(b)(2)(i). We have never interpreted the rule to require a shareholder to obtain a proof of ownership letter from DTC or Cede & Co., and nothing in this guidance should be construed as changing that view.

How can a shareholder determine whether his or her broker or bank is a DTC participant?

Shareholders and companies can confirm whether a particular broker or bank is a DTC participant by checking DTC's participant list, which is currently available on the Internet at
http://www.dtcc.com/~/media/Files/Downloads/client-

center/DTC/alpha.ashx.

What if a shareholder's broker or bank is not on DTC's participant list?

The shareholder will need to obtain proof of ownership from the DTC participant through which the securities are held. The shareholder should be able to find out who this DTC participant is by asking the shareholder's broker or bank.[9]

If the DTC participant knows the shareholder's broker or bank's holdings, but does not know the shareholder's holdings, a shareholder could satisfy Rule 14a-8(b)(2)(i) by obtaining and submitting two proof of ownership statements verifying that, at the time the proposal was submitted, the required amount of securities were continuously held for at least one year – one from the shareholder's broker or bank confirming the shareholder's ownership, and the other from the DTC participant confirming the broker or bank's ownership.

How will the staff process no-action requests that argue for exclusion on the basis that the shareholder's proof of ownership is not from a DTC participant?

The staff will grant no-action relief to a company on the basis that the shareholder's proof of ownership is not from a DTC participant only if the company's notice of defect describes the required proof of ownership in a manner that is consistent with the guidance contained in this bulletin. Under Rule 14a-8(f)(1), the shareholder will have an opportunity to obtain the requisite proof of ownership after receiving the notice of defect.

C. Common errors shareholders can avoid when submitting proof of ownership to companies

In this section, we describe two common errors shareholders make when submitting proof of ownership for purposes of Rule 14a-8(b)(2), and we provide guidance on how to avoid these errors.

First, Rule 14a-8(b) requires a shareholder to provide proof of ownership that he or she has "continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal" (emphasis added).[10] We note that many proof of ownership letters do not satisfy this requirement because they do not verify the shareholder's beneficial ownership for the entire one-year period preceding and including the date the proposal is submitted. In some cases, the letter speaks as of a date *before* the date the proposal is submitted, thereby leaving a gap between the date of the verification and the date the proposal is submitted. In other cases, the letter speaks as of a date *after* the date the proposal was submitted but covers a period of only one year, thus failing to verify the shareholder's beneficial ownership over the required full one-year period preceding the date of the proposal's submission.

Second, many letters fail to confirm continuous ownership of the securities.

This can occur when a broker or bank submits a letter that confirms the shareholder's beneficial ownership only as of a specified date but omits any reference to continuous ownership for a one-year period.

We recognize that the requirements of Rule 14a-8(b) are highly prescriptive and can cause inconvenience for shareholders when submitting proposals. Although our administration of Rule 14a-8(b) is constrained by the terms of the rule, we believe that shareholders can avoid the two errors highlighted above by arranging to have their broker or bank provide the required verification of ownership as of the date they plan to submit the proposal using the following format:

> "As of [date the proposal is submitted], [name of shareholder] held, and has held continuously for at least one year, [number of securities] shares of [company name] [class of securities]."[11]

As discussed above, a shareholder may also need to provide a separate written statement from the DTC participant through which the shareholder's securities are held if the shareholder's broker or bank is not a DTC participant.

D. The submission of revised proposals

On occasion, a shareholder will revise a proposal after submitting it to a company. This section addresses questions we have received regarding revisions to a proposal or supporting statement.

1. A shareholder submits a timely proposal. The shareholder then submits a revised proposal before the company's deadline for receiving proposals. Must the company accept the revisions?

Yes. In this situation, we believe the revised proposal serves as a replacement of the initial proposal. By submitting a revised proposal, the shareholder has effectively withdrawn the initial proposal. Therefore, the shareholder is not in violation of the one-proposal limitation in Rule 14a-8 (c).[12] If the company intends to submit a no-action request, it must do so with respect to the revised proposal.

We recognize that in Question and Answer E.2 of SLB No. 14, we indicated that if a shareholder makes revisions to a proposal before the company submits its no-action request, the company can choose whether to accept the revisions. However, this guidance has led some companies to believe that, in cases where shareholders attempt to make changes to an initial proposal, the company is free to ignore such revisions even if the revised proposal is submitted before the company's deadline for receiving shareholder proposals. We are revising our guidance on this issue to make clear that a company may not ignore a revised proposal in this situation.[13]

2. A shareholder submits a timely proposal. After the deadline for receiving proposals, the shareholder submits a revised proposal. Must the company accept the revisions?

No. If a shareholder submits revisions to a proposal after the deadline for receiving proposals under Rule 14a-8(e), the company is not required to

accept the revisions. However, if the company does not accept the revisions, it must treat the revised proposal as a second proposal and submit a notice stating its intention to exclude the revised proposal, as required by Rule 14a-8(j). The company's notice may cite Rule 14a-8(e) as the reason for excluding the revised proposal. If the company does not accept the revisions and intends to exclude the initial proposal, it would also need to submit its reasons for excluding the initial proposal.

3. If a shareholder submits a revised proposal, as of which date must the shareholder prove his or her share ownership?

A shareholder must prove ownership as of the date the original proposal is submitted. When the Commission has discussed revisions to proposals,[14] it has not suggested that a revision triggers a requirement to provide proof of ownership a second time. As outlined in Rule 14a-8(b), proving ownership includes providing a written statement that the shareholder intends to continue to hold the securities through the date of the shareholder meeting. Rule 14a-8(f)(2) provides that if the shareholder "fails in [his or her] promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of [the same shareholder's] proposals from its proxy materials for any meeting held in the following two calendar years." With these provisions in mind, we do not interpret Rule 14a-8 as requiring additional proof of ownership when a shareholder submits a revised proposal.[15]

E. Procedures for withdrawing no-action requests for proposals submitted by multiple proponents

We have previously addressed the requirements for withdrawing a Rule 14a-8 no-action request in SLB Nos. 14 and 14C. SLB No. 14 notes that a company should include with a withdrawal letter documentation demonstrating that a shareholder has withdrawn the proposal. In cases where a proposal submitted by multiple shareholders is withdrawn, SLB No. 14C states that, if each shareholder has designated a lead individual to act on its behalf and the company is able to demonstrate that the individual is authorized to act on behalf of all of the proponents, the company need only provide a letter from that lead individual indicating that the lead individual is withdrawing the proposal on behalf of all of the proponents.

Because there is no relief granted by the staff in cases where a no-action request is withdrawn following the withdrawal of the related proposal, we recognize that the threshold for withdrawing a no-action request need not be overly burdensome. Going forward, we will process a withdrawal request if the company provides a letter from the lead filer that includes a representation that the lead filer is authorized to withdraw the proposal on behalf of each proponent identified in the company's no-action request.[16]

F. Use of email to transmit our Rule 14a-8 no-action responses to companies and proponents

To date, the Division has transmitted copies of our Rule 14a-8 no-action responses, including copies of the correspondence we have received in connection with such requests, by U.S. mail to companies and proponents. We also post our response and the related correspondence to the Commission's website shortly after issuance of our response.

In order to accelerate delivery of staff responses to companies and proponents, and to reduce our copying and postage costs, going forward, we intend to transmit our Rule 14a-8 no-action responses by email to companies and proponents. We therefore encourage both companies and proponents to include email contact information in any correspondence to each other and to us. We will use U.S. mail to transmit our no-action response to any company or proponent for which we do not have email contact information.

Given the availability of our responses and the related correspondence on the Commission's website and the requirement under Rule 14a-8 for companies and proponents to copy each other on correspondence submitted to the Commission, we believe it is unnecessary to transmit copies of the related correspondence along with our no-action response. Therefore, we intend to transmit only our staff response and not the correspondence we receive from the parties. We will continue to post to the Commission's website copies of this correspondence at the same time that we post our staff no-action response.

---

[1] *See* Rule 14a-8(b).

[2] For an explanation of the types of share ownership in the U.S., see Concept Release on U.S. Proxy System, Release No. 34-62495 (July 14, 2010) [75 FR 42982] ("Proxy Mechanics Concept Release"), at Section II.A. The term "beneficial owner" does not have a uniform meaning under the federal securities laws. It has a different meaning in this bulletin as compared to "beneficial owner" and "beneficial ownership" in Sections 13 and 16 of the Exchange Act. Our use of the term in this bulletin is not intended to suggest that registered owners are not beneficial owners for purposes of those Exchange Act provisions. *See* Proposed Amendments to Rule 14a-8 under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders, Release No. 34-12598 (July 7, 1976) [41 FR 29982], at n.2 ("The term 'beneficial owner' when used in the context of the proxy rules, and in light of the purposes of those rules, may be interpreted to have a broader meaning than it would for certain other purpose[s] under the federal securities laws, such as reporting pursuant to the Williams Act.").

[3] If a shareholder has filed a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5 reflecting ownership of the required amount of shares, the shareholder may instead prove ownership by submitting a copy of such filings and providing the additional information that is described in Rule 14a-8(b)(2)(ii).

[4] DTC holds the deposited securities in "fungible bulk," meaning that there are no specifically identifiable shares directly owned by the DTC participants. Rather, each DTC participant holds a pro rata interest or position in the aggregate number of shares of a particular issuer held at DTC. Correspondingly, each customer of a DTC participant – such as an individual investor – owns a pro rata interest in the shares in which the DTC participant has a pro rata interest. *See* Proxy Mechanics Concept Release, at Section II.B.2.a.

[5] *See* Exchange Act Rule 17Ad-8.

[6] *See* Net Capital Rule, Release No. 34-31511 (Nov. 24, 1992) [57 FR 56973] ("Net Capital Rule Release"), at Section II.C.

[7] *See KBR Inc. v. Chevedden*, Civil Action No. H-11-0196, 2011 U.S. Dist. LEXIS 36431, 2011 WL 1463611 (S.D. Tex. Apr. 4, 2011); *Apache Corp. v. Chevedden*, 696 F. Supp. 2d 723 (S.D. Tex. 2010). In both cases, the court concluded that a securities intermediary was not a record holder for purposes of Rule 14a-8(b) because it did not appear on a list of the company's non-objecting beneficial owners or on any DTC securities position listing, nor was the intermediary a DTC participant.

[8] *Techne Corp.* (Sept. 20, 1988).

[9] In addition, if the shareholder's broker is an introducing broker, the shareholder's account statements should include the clearing broker's identity and telephone number. *See* Net Capital Rule Release, at Section II.C.(iii). The clearing broker will generally be a DTC participant.

[10] For purposes of Rule 14a-8(b), the submission date of a proposal will generally precede the company's receipt date of the proposal, absent the use of electronic or other means of same-day delivery.

[11] This format is acceptable for purposes of Rule 14a-8(b), but it is not mandatory or exclusive.

[12] As such, it is not appropriate for a company to send a notice of defect for multiple proposals under Rule 14a-8(c) upon receiving a revised proposal.

[13] This position will apply to all proposals submitted after an initial proposal but before the company's deadline for receiving proposals, regardless of whether they are explicitly labeled as "revisions" to an initial proposal, unless the shareholder affirmatively indicates an intent to submit a second, *additional* proposal for inclusion in the company's proxy materials. In that case, the company must send the shareholder a notice of defect pursuant to Rule 14a-8(f)(1) if it intends to exclude either proposal from its proxy materials in reliance on Rule 14a-8(c). In light of this guidance, with respect to proposals or revisions received before a company's deadline for submission, we will no longer follow *Layne Christensen Co.* (Mar. 21, 2011) and other prior staff no-action letters in which we took the view that a proposal would violate the Rule 14a-8(c) one-proposal limitation if such proposal is submitted to a company after the company has either submitted a Rule 14a-8 no-action request to exclude an earlier proposal submitted by the same proponent or notified the proponent that the earlier proposal was excludable under the rule.

[14] *See, e.g.*, Adoption of Amendments Relating to Proposals by Security Holders, Release No. 34-12999 (Nov. 22, 1976) [41 FR 52994].

[15] Because the relevant date for proving ownership under Rule 14a-8(b) is the date the proposal is submitted, a proponent who does not adequately prove ownership in connection with a proposal is not permitted to submit another proposal for the same meeting on a later date.

[16] Nothing in this staff position has any effect on the status of any shareholder proposal that is not withdrawn by the proponent or its authorized representative.

http://www.sec.gov/interps/legal/cfslb14f.htm



Division of Corporation Finance
Securities and Exchange Commission

Shareholder Proposals

Staff Legal Bulletin No. 14G (CF)

Action: Publication of CF Staff Legal Bulletin

Date: October 16, 2012

Summary: This staff legal bulletin provides information for companies and shareholders regarding Rule 14a-8 under the Securities Exchange Act of 1934.

Supplementary Information: The statements in this bulletin represent the views of the Division of Corporation Finance (the "Division"). This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission (the "Commission"). Further, the Commission has neither approved nor disapproved its content.

Contacts: For further information, please contact the Division's Office of Chief Counsel by calling (202) 551-3500 or by submitting a web-based request form at https://tts.sec.gov/cgi-bin/corp_fin_interpretive.

A. The purpose of this bulletin

This bulletin is part of a continuing effort by the Division to provide guidance on important issues arising under Exchange Act Rule 14a-8. Specifically, this bulletin contains information regarding:

- the parties that can provide proof of ownership under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8;
- the manner in which companies should notify proponents of a failure to provide proof of ownership for the one-year period required under Rule 14a-8(b)(1); and
- the use of website references in proposals and supporting statements.

You can find additional guidance regarding Rule 14a-8 in the following bulletins that are available on the Commission's website: SLB No. 14, SLB No. 14A, SLB No. 14B, SLB No. 14C, SLB No. 14D, SLB No. 14E and SLB No. 14F.

B. Parties that can provide proof of ownership under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

1. Sufficiency of proof of ownership letters provided by affiliates of DTC participants for purposes of Rule 14a-8(b)(2)(i)

To be eligible to submit a proposal under Rule 14a-8, a shareholder must, among other things, provide documentation evidencing that the shareholder has continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the shareholder meeting for at least one year as of the date the shareholder submits the proposal. If the shareholder is a beneficial owner of the securities, which means that the securities are held in book-entry form through a securities intermediary, Rule 14a-8(b)(2)(i) provides that this documentation can be in the form of a "written statement from the 'record' holder of your securities (usually a broker or bank)...."

In SLB No. 14F, the Division described its view that only securities intermediaries that are participants in the Depository Trust Company ("DTC") should be viewed as "record" holders of securities that are deposited at DTC for purposes of Rule 14a-8(b)(2)(i). Therefore, a beneficial owner must obtain a proof of ownership letter from the DTC participant through which its securities are held at DTC in order to satisfy the proof of ownership requirements in Rule 14a-8.

During the most recent proxy season, some companies questioned the sufficiency of proof of ownership letters from entities that were not themselves DTC participants, but were affiliates of DTC participants.[1] By virtue of the affiliate relationship, we believe that a securities intermediary holding shares through its affiliated DTC participant should be in a position to verify its customers' ownership of securities. Accordingly, we are of the view that, for purposes of Rule 14a-8(b)(2)(i), a proof of ownership letter from an affiliate of a DTC participant satisfies the requirement to provide a proof of ownership letter from a DTC participant.

2. Adequacy of proof of ownership letters from securities intermediaries that are not brokers or banks

We understand that there are circumstances in which securities intermediaries that are not brokers or banks maintain securities accounts in the ordinary course of their business. A shareholder who holds securities through a securities intermediary that is not a broker or bank can satisfy Rule 14a-8's documentation requirement by submitting a proof of ownership letter from that securities intermediary.[2] If the securities intermediary is not a DTC participant or an affiliate of a DTC participant, then the shareholder will also need to obtain a proof of ownership letter from the DTC participant or an affiliate of a DTC participant that can verify the holdings of the securities intermediary.

C. Manner in which companies should notify proponents of a failure to provide proof of ownership for the one-year period required under Rule 14a-8(b)(1)

As discussed in Section C of SLB No. 14F, a common error in proof of ownership letters is that they do not verify a proponent's beneficial ownership for the entire one-year period preceding and including the date the proposal was submitted, as required by Rule 14a-8(b)(1). In some cases, the letter speaks as of a date *before* the date the proposal was submitted, thereby leaving a gap between the date of verification and the date the proposal was submitted. In other cases, the letter speaks as of a date *after* the date the proposal was submitted but covers a period of only one year, thus failing to verify the proponent's beneficial ownership over the required full one-year period preceding the date of the proposal's submission.

Under Rule 14a-8(f), if a proponent fails to follow one of the eligibility or procedural requirements of the rule, a company may exclude the proposal only if it notifies the proponent of the defect and the proponent fails to correct it. In SLB No. 14 and SLB No. 14B, we explained that companies should provide adequate detail about what a proponent must do to remedy all eligibility or procedural defects.

We are concerned that companies' notices of defect are not adequately describing the defects or explaining what a proponent must do to remedy defects in proof of ownership letters. For example, some companies' notices of defect make no mention of the gap in the period of ownership covered by the proponent's proof of ownership letter or other specific deficiencies that the company has identified. We do not believe that such notices of defect serve the purpose of Rule 14a-8(f).

Accordingly, going forward, we will not concur in the exclusion of a proposal under Rules 14a-8(b) and 14a-8(f) on the basis that a proponent's proof of ownership does not cover the one-year period preceding and including the date the proposal is submitted unless the company provides a notice of defect that identifies the specific date on which the proposal was submitted and explains that the proponent must obtain a new proof of ownership letter verifying continuous ownership of the requisite amount of securities for the one-year period preceding and including such date to cure the defect. We view the proposal's date of submission as the date the proposal is postmarked or transmitted electronically. Identifying in the notice of defect the specific date on which the proposal was submitted will help a proponent better understand how to remedy the defects described above and will be particularly helpful in those instances in which it may be difficult for a proponent to determine the date of submission, such as when the proposal is not postmarked on the same day it is placed in the mail. In addition, companies should include copies of the postmark or evidence of electronic transmission with their no-action requests.

D. Use of website addresses in proposals and supporting statements

Recently, a number of proponents have included in their proposals or in their supporting statements the addresses to websites that provide more information about their proposals. In some cases, companies have sought to exclude either the website address or the entire proposal due to the reference to the website address.

In SLB No. 14, we explained that a reference to a website address in a

proposal does not raise the concerns addressed by the 500-word limitation in Rule 14a-8(d). We continue to be of this view and, accordingly, we will continue to count a website address as one word for purposes of Rule 14a-8 (d). To the extent that the company seeks the exclusion of a website reference in a proposal, but not the proposal itself, we will continue to follow the guidance stated in SLB No. 14, which provides that references to website addresses in proposals or supporting statements could be subject to exclusion under Rule 14a-8(i)(3) if the information contained on the website is materially false or misleading, irrelevant to the subject matter of the proposal or otherwise in contravention of the proxy rules, including Rule 14a-9.[3]

In light of the growing interest in including references to website addresses in proposals and supporting statements, we are providing additional guidance on the appropriate use of website addresses in proposals and supporting statements.[4]

1. References to website addresses in a proposal or supporting statement and Rule 14a-8(i)(3)

References to websites in a proposal or supporting statement may raise concerns under Rule 14a-8(i)(3). In SLB No. 14B, we stated that the exclusion of a proposal under Rule 14a-8(i)(3) as vague and indefinite may be appropriate if neither the shareholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. In evaluating whether a proposal may be excluded on this basis, we consider only the information contained in the proposal and supporting statement and determine whether, based on that information, shareholders and the company can determine what actions the proposal seeks.

If a proposal or supporting statement refers to a website that provides information necessary for shareholders and the company to understand with reasonable certainty exactly what actions or measures the proposal requires, and such information is not also contained in the proposal or in the supporting statement, then we believe the proposal would raise concerns under Rule 14a-9 and would be subject to exclusion under Rule 14a-8(i)(3) as vague and indefinite. By contrast, if shareholders and the company can understand with reasonable certainty exactly what actions or measures the proposal requires without reviewing the information provided on the website, then we believe that the proposal would not be subject to exclusion under Rule 14a-8(i)(3) on the basis of the reference to the website address. In this case, the information on the website only supplements the information contained in the proposal and in the supporting statement.

2. Providing the company with the materials that will be published on the referenced website

We recognize that if a proposal references a website that is not operational at the time the proposal is submitted, it will be impossible for a company or the staff to evaluate whether the website reference may be excluded. In our view, a reference to a non-operational website in a proposal or supporting statement could be excluded under Rule 14a-8(i)(3) as

irrelevant to the subject matter of a proposal. We understand, however, that a proponent may wish to include a reference to a website containing information related to the proposal but wait to activate the website until it becomes clear that the proposal will be included in the company's proxy materials. Therefore, we will not concur that a reference to a website may be excluded as irrelevant under Rule 14a-8(i)(3) on the basis that it is not yet operational if the proponent, at the time the proposal is submitted, provides the company with the materials that are intended for publication on the website and a representation that the website will become operational at, or prior to, the time the company files its definitive proxy materials.

3. Potential issues that may arise if the content of a referenced website changes after the proposal is submitted

To the extent the information on a website changes after submission of a proposal and the company believes the revised information renders the website reference excludable under Rule 14a-8, a company seeking our concurrence that the website reference may be excluded must submit a letter presenting its reasons for doing so. While Rule 14a-8(j) requires a company to submit its reasons for exclusion with the Commission no later than 80 calendar days before it files its definitive proxy materials, we may concur that the changes to the referenced website constitute "good cause" for the company to file its reasons for excluding the website reference after the 80-day deadline and grant the company's request that the 80-day requirement be waived.

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[1] An entity is an "affiliate" of a DTC participant if such entity directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the DTC participant.

[2] Rule 14a-8(b)(2)(i) itself acknowledges that the record holder is "usually," but not always, a broker or bank.

[3] Rule 14a-9 prohibits statements in proxy materials which, at the time and in the light of the circumstances under which they are made, are false or misleading with respect to any material fact, or which omit to state any material fact necessary in order to make the statements not false or misleading.

[4] A website that provides more information about a shareholder proposal may constitute a proxy solicitation under the proxy rules. Accordingly, we remind shareholders who elect to include website addresses in their proposals to comply with all applicable rules regarding proxy solicitations.

http://www.sec.gov/interps/legal/cfslb14g.htm

11-03-14

J.P.Morgan

Mr. Chris C. Meyer
Stewardship Investing Research Specialist
Everence Financial
1110 North Main Street
PO Box 483
Goshen, IN 46527

Dear Mr. Meyer

This letter is in response to your request for confirmation that the following account is currently the beneficial owner of PPG Industries Inc. (Asset ID: 693506107). These securities are currently held by JP Morgan as the accountholder's custodian. We furthermore confirm that the account has held a minimum of $2,000 worth of company shares continuously for one year or more.

Praxis Growth Index Fund/Account MB Memorandum M **3,500 shares**

This letter also confirms that the aforementioned shares of stock are registered with JP Morgan, Participant Number 902, at the Depository Trust Company.

Sincerely,

Ethan Stern
Relationship Manager, J.P. Morgan Investor Services


RECEIVED
NOV 5
LAW DEPARTMENT


Dignity Health.

185 Berry Street, Suite 300
San Francisco, CA 94107
phone 415.438.5500
fax 415.438.5724
dignityhealth.org

October 29, 2014

Anne M. Foulkes
Assistant General Counsel and Secretary
PPG Industries, Inc.
One PPG Place
Pittsburgh, PA 15272

Dear Ms. Foulkes:

Dignity Health is a shareholder of PPG Industries, Inc. We integrate environmental, social and governance criteria into our investment decision-making, and regularly engage with companies we hold to encourage the implementation of best practices in these areas.

Dignity Health, in collaboration with CHE Trinity Health, hereby submits the enclosed proposal "Reducing Health Hazards and Liability from Manufacturing Paint Containing Lead" for inclusion in the proxy statement for consideration and action by the 2015 shareholders meeting in accordance with Rule 14(a)(8) of the General Rules and Regulations of the Securities and Exchange Act of 1934. CHE Trinity Health is authorized to act on our behalf in the event that the proposal is withdrawn.

Dignity Health has held the requisite amount of PPG Industries, Inc. stock for more than one year and will continue to hold the requisite number of shares to submit a proposal through the date of the next annual meeting at which the proposal will be considered. Proof of ownership will be provided upon request. A representative of the filers will attend the stockholders meeting to move the resolution as required by the rules of the Securities and Exchange Commission (SEC).

Sincerely yours,

Susan Vickers, RSM

Susan Vickers, RSM
Vice President Community Health

Enclosure

cc: Catherine Rowan, CHE Trinity Health

Reducing Health Hazards and Liability from Manufacturing Paint Containing Lead

Whereas, the neurotoxic and developmental impacts of lead have been well established for decades, leading to global action to eliminate lead in gasoline;

Whereas, a study published in the journal *Lancet* in December 2012 reported that lead accounts for 674,000 deaths each year, primarily due to its contribution to cardiovascular disease;

Whereas, a study published in the journal *Environmental Health Perspectives* in September 2013 estimated that lead exposures are costing low and middle-income countries more than $977 billion annually in lost lifetime economic productivity;

Whereas, in 2009 the United Nations' International Conference on Chemicals Management (ICCM) unanimously passed a resolution calling for the global elimination of lead in paint;

Whereas, lead paint for residential applications in the U.S. has been banned since 1978 and industrial applications in the domestic market have subsequently died out due to public and private sector specifications prohibiting the use of lead additives in coatings;

Whereas, it was reported in 2012 that PPG Industries had been producing and distributing paint containing lead compounds for residential applications in Africa http://www.post-gazette.com/news/world/2012/02/06/PPG-refuses-to-recall-leaded-paint-in-Cameroon/stories/201202060268 ;

Whereas, PPG Industries states it does not manufacture, sell or market any "architectural" paints or "decorative" coatings that contain lead compounds. This leaves a substantial portion of the company, producing industrial and performance coatings, where lead compounds are still used. Yet, the UN International Conference on Chemicals Management in 2009 adopted a resolution calling for the elimination of lead from *all* paints and coatings and *all* uses of lead in paints have serious public health impacts" (emphasis added);

Whereas, in 2011 AkzoNobel, the world's largest paint company, removed the last lead compounds from use in its global product portfolio;

Whereas, proponents believe that the continued use of lead compounds in our company's manufacturing and distribution channels can pose reputational and legal risks to our company; and

Whereas, proponents believe it is in our company's interest to establish a policy and eliminate the use of all lead compounds in its products.

Therefore be it resolved:

Shareholders request the Board of Directors report to shareholders, by December 31, 2015, on options for policies and practices PPG can adopt to reduce occupational and community health hazards by eliminating the use of lead in paint and coatings by a specified date. Such a report would be prepared at reasonable cost and omit confidential information such as proprietary or legally prejudicial data.

Supporting Statement: Proponents believe that a report should address such questions as the phase out period and time frame for eliminating the use of lead compounds in its paint and coatings by a specified date, future steps to ensure that no lead-containing compounds will be purchased by PPG, and plans for the treatment and/or disposal of lead paint or lead-containing ingredients in its inventory.



PPG Industries, Inc.
One PPG Place, 39th Floor
Pittsburgh, Pennsylvania 15272 USA
Telephone (412) 434-2471
Fax (412) 434-2490
foulkes@ppg.com

Anne M. Foulkes
Assistant General Counsel and Secretary

November 3, 2014

Via E-mail (susan.vickers@dignityhealth.org) and Overnight Courier
Sister Susan Vickers, RSM
Vice President Community Health
Dignity Health
185 Berry Street, Suite 300
San Francisco, CA 94107

Re: Shareholder Proposal

Dear Sister Susan:

On October 31, 2014 we received from you a shareholder proposal for inclusion in PPG Industries, Inc.'s 2015 proxy statement (the "Proposal") that was also co-filed by CHE Trinity Health, Praxis Growth Index Fund, OIP Investment Trust, Mercy Investment Services, Inc. and Trillium Asset Management LLC on behalf of Margot Cheel. We are currently reviewing the Proposal.

Pursuant to Rule 14a-8 of the Securities Exchange Act of 1934, as amended, in order to be eligible to submit a proposal, you must (a) have been the record or beneficial owner of at least $2,000 in market value of PPG Industries, Inc. common stock on October 31, 2014, the day you submitted your shareholder proposal to PPG and (b) have continuously held your shares for at least one year prior to October 31, 2014. Therefore, in accordance with Rule 14a-8, please provide us with documentary support that these requirements have been met. If your shares are held by a broker, bank or other record holder, the broker, bank or other record holder must be a Depository Trust Company participant and provide us with a written statement as to when the shares were purchased and that the minimum number of shares has been continuously held for the required one-year period. *You must provide the required documentation to us no later than 14 calendar days after your receipt of this letter.*

Sincerely,

Anne M Foulkes

Anne M. Foulkes

AMF:ls

cc: Catherine Rowan, CHE Trinity Health (rowan@bestweb.net)

STATE STREET
GLOBAL SERVICES.

State Street Global Services

Erin Rodriguez
Vice President
P O Box 5486
Boston, MA 02206

Telephone 916-319-8142
Facsimile 617-786-2235

eprodriguez@statestreet.com


LAW DEPARTMENT

November 7, 2014

Sr. Susan Vickers
VP Community Health
Dignity Health
185 Berry Street, Suite 300
San Francisco, CA 94107
Fax #415-591-2404

Re: Stock Verification Letter

Dear Susan:

Please accept this letter as confirmation that Dignity Health has owned at least 200 shares or $2,000.00 of the following securities from October 31, 2013 – October 31, 2014. The October 31, 2014 share positions are listed below:

Security	CUSIP	Shares
PPG Industries Inc	693506107	69,965

Please let me know if you have any questions.

Regards,

Erin Rodriguez


MERCY
INVESTMENT
SERVICES, INC


RECEIVED
LAW DEPARTMENT

October 27, 2014

Anne M. Foulkes
Assistant General Counsel and Secretary
PPG Industries, Inc.
One PPG Place
Pittsburgh, PA 15272

Dear Ms. Foulkes:

Mercy Investment Services, Inc. is the investment program of the Sisters of Mercy of the Americas, which has long been concerned not only with the financial returns of its investments, but also with the social and ethical implications of its investments. We believe that demonstrated corporate responsibility in matters of the environment, social and governance concerns fosters long term business success. Mercy Investment Services, Inc., a long term investor, is currently the beneficial owner of shares of PPG.

We suggest that any policies and practices adopted by PPG to reduce occupational and community health hazards by eliminating the use of lead in paint and coatings are valuable additions to your business in general, but especially when paints are used in developing nations.

Mercy Investment Services, Inc. is filing the enclosed shareholder proposal for inclusion in the 2015 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934. Mercy Investment Services, Inc. has been a shareholder continuously for more than one year holding at least $2000 in market value and will continue to invest in at least the requisite number of shares for proxy resolutions through the annual shareholders' meeting. The verification of ownership is being sent to you separately by our custodian, a DTC participant. Mercy Investment Services, Inc. is filing this resolution with CHE Trinity Health, which is the primary filer and Ms. Catherine Rowan (rowan@bestweb.net) is authorized to withdraw the resolution for us as co-filers.

We look forward to conversation with PPG. Please direct any response to me via my contact information below.

Yours truly,

Valerie Heinonen, o.s.u.

Valerie Heinonen, o.s.u., Director, Shareholder Advocacy
Mercy Investment Services, Inc.
205 Avenue C,
NY, NY 10009
vheinonen@sistersofmercy.org

Reducing Health Hazards and Liability from Manufacturing Paint Containing Lead

Whereas, the neurotoxic and developmental impacts of lead have been well established for decades, leading to global action to eliminate lead in gasoline;

Whereas, a study published in the journal *Lancet* in December 2012 reported that lead accounts for 674,000 deaths each year, primarily due to its contribution to cardiovascular disease;

Whereas, a study published in the journal *Environmental Health Perspectives* in September 2013 estimated that lead exposures are costing low and middle-income countries more than $977 billion annually in lost lifetime economic productivity;

Whereas, in 2009 the United Nations' International Conference on Chemicals Management (ICCM) unanimously passed a resolution calling for the global elimination of lead in paint;

Whereas, lead paint for residential applications in the U.S. has been banned since 1978 and industrial applications in the domestic market have subsequently died out due to public and private sector specifications prohibiting the use of lead additives in coatings;

Whereas, it was reported in 2012 that PPG Industries had been producing and distributing paint containing lead compounds for residential applications in Africa http://www.post-gazette.com/news/world/2012/02/06/PPG-refuses-to-recall-leaded-paint-in-Cameroon/stories/201202060268 ;

Whereas, PPG Industries states it does not manufacture, sell or market any "architectural" paints or "decorative" coatings that contain lead compounds. This leaves a substantial portion of the company, producing industrial and performance coatings, where lead compounds are still used. Yet, the UN International Conference on Chemicals Management in 2009 adopted a resolution calling for the elimination of lead from *all* paints and coatings and *all* uses of lead in paints have serious public health impacts" (emphasis added);

Whereas, in 2011 AkzoNobel, the world's largest paint company, removed the last lead compounds from use in its global product portfolio;

Whereas, proponents believe that the continued use of lead compounds in our company's manufacturing and distribution channels can pose reputational and legal risks to our company; and

Whereas, proponents believe it is in our company's interest to establish a policy and eliminate the use of all lead compounds in its products.

Therefore be it resolved:

Shareholders request the Board of Directors report to shareholders, by December 31, 2015, on options for policies and practices PPG can adopt to reduce occupational and community health hazards by eliminating the use of lead in paint and coatings by a specified date. Such a report would be prepared at reasonable cost and omit confidential information such as proprietary or legally prejudicial data.

Supporting Statement: Proponents believe that a report should address such questions as the phase out period and time frame for eliminating the use of lead compounds in its paint and coatings by a specified date, future steps to ensure that no lead-containing compounds will be purchased by PPG, and plans for the treatment and/or disposal of lead paint or lead-containing ingredients in its inventory.

BNY MELLON

October 27, 2014

Ms. Anne M. Foulkes
Assistant General Counsel and Secretary
PPG Industries, Inc.
One PPG Place
Pittsburgh, PA 15272

Re: Mercy Investment Services Inc.

Dear Ms. Foulkes:

This letter will certify that as of October 27, 2014 The Bank of New York Mellon held for the beneficial interest of Mercy Investment Services Inc., 767 shares of PPG Industries, Inc.

We confirm that Mercy Investment Services Inc., has beneficial ownership of at least $2,000 in market value of the voting securities of PPG Industries, Inc. and that such beneficial ownership has existed for one or more years in accordance with rule 14a-8(a)(1) of the Securities Exchange Act of 1934.

Further, it is the intent to hold at least $2,000 in market value through the next annual meeting.

If you have any questions please feel free to give me a call.

Sincerely,

Thomas J. McNally
Vice President, Service Director
BNY Mellon Asset Servicing

Phone: (412) 234-8822
Email: thomas.mcnally@bnymellon.com



PPG Industries, Inc.
One PPG Place, 39th Floor
Pittsburgh, Pennsylvania 15272 USA
Telephone (412) 434-2471
Fax (412) 434-2490
foulkes@ppg.com

Anne M. Foulkes
Assistant General Counsel and Secretary

November 3, 2014

Via E-mail (vheinonen@sistersofmercy.org) and Overnight Courier
Valerie Heinonen, OSU
Director, Shareholder Advocacy
Mercy Investment Services, Inc.
205 Avenue C
New York, NY 10009

Re: Shareholder Proposal

Dear Sister Valerie:

On October 30, 2014 we received from you a shareholder proposal for inclusion in PPG Industries, Inc.'s 2015 proxy statement (the "Proposal") that was also co-filed by CHE Trinity Health, Praxis Growth Index Fund, OIP Investment Trust, Dignity Health and Trillium Asset Management LLC on behalf of Margot Cheel. We are currently reviewing the Proposal.

Pursuant to Rule 14a-8 of the Securities Exchange Act of 1934, as amended, in order to be eligible to submit a proposal, you must (a) have been the record or beneficial owner of at least $2,000 in market value of PPG Industries, Inc. common stock on October 30, 2014 and (b) have continuously held your shares for at least one year prior to October 30, 2014. Today, we received a letter from The Bank of New York Mellon evidencing the required PPG stock ownership and which indicates that the PPG shares are held by a broker, bank or other record holder.

Securities and Exchange Commission Staff Legal Bulletin Nos. 14F and 14G require that the broker, bank or other record holder must be a Depository Trust Company ("DTC") participant and that you provide PPG with a written statement that the broker, bank or other record holder is a DTC participant. Copies of Staff Legal Bulletin Nos. 14F and 14G are enclosed herewith. The Bank of New York Mellon letter fails to state that The Bank of New York Mellon is a DTC participant or an affiliate of a DTC participant. *You must provide the required documentation to us no later than 14 calendar days after your receipt of this letter.*

Sincerely,

Anne M Foulkes

Anne M. Foulkes

AMF:ls
Enclosures
cc: Catherine Rowan, CHE Trinity Health (rowan@bestweb.net)


Home | Previous Page

U.S. Securities and Exchange Commission

Division of Corporation Finance
Securities and Exchange Commission

Shareholder Proposals

Staff Legal Bulletin No. 14F (CF)

Action: Publication of CF Staff Legal Bulletin

Date: October 18, 2011

Summary: This staff legal bulletin provides information for companies and shareholders regarding Rule 14a-8 under the Securities Exchange Act of 1934.

Supplementary Information: The statements in this bulletin represent the views of the Division of Corporation Finance (the "Division"). This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission (the "Commission"). Further, the Commission has neither approved nor disapproved its content.

Contacts: For further information, please contact the Division's Office of Chief Counsel by calling (202) 551-3500 or by submitting a web-based request form at https://tts.sec.gov/cgi-bin/corp_fin_interpretive.

A. The purpose of this bulletin

This bulletin is part of a continuing effort by the Division to provide guidance on important issues arising under Exchange Act Rule 14a-8. Specifically, this bulletin contains information regarding:

- Brokers and banks that constitute "record" holders under Rule 14a-8 (b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8;
- Common errors shareholders can avoid when submitting proof of ownership to companies;
- The submission of revised proposals;
- Procedures for withdrawing no-action requests regarding proposals submitted by multiple proponents; and
- The Division's new process for transmitting Rule 14a-8 no-action responses by email.

You can find additional guidance regarding Rule 14a-8 in the following bulletins that are available on the Commission's website: SLB No. 14, SLB

No. 14A, SLB No. 14B, SLB No. 14C, SLB No. 14D and SLB No. 14E.

B. The types of brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

1. Eligibility to submit a proposal under Rule 14a-8

To be eligible to submit a shareholder proposal, a shareholder must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the shareholder meeting for at least one year as of the date the shareholder submits the proposal. The shareholder must also continue to hold the required amount of securities through the date of the meeting and must provide the company with a written statement of intent to do so.[1]

The steps that a shareholder must take to verify his or her eligibility to submit a proposal depend on how the shareholder owns the securities. There are two types of security holders in the U.S.: registered owners and beneficial owners.[2] Registered owners have a direct relationship with the issuer because their ownership of shares is listed on the records maintained by the issuer or its transfer agent. If a shareholder is a registered owner, the company can independently confirm that the shareholder's holdings satisfy Rule 14a-8(b)'s eligibility requirement.

The vast majority of investors in shares issued by U.S. companies, however, are beneficial owners, which means that they hold their securities in book-entry form through a securities intermediary, such as a broker or a bank. Beneficial owners are sometimes referred to as "street name" holders. Rule 14a-8(b)(2)(i) provides that a beneficial owner can provide proof of ownership to support his or her eligibility to submit a proposal by submitting a written statement "from the 'record' holder of [the] securities (usually a broker or bank)," verifying that, at the time the proposal was submitted, the shareholder held the required amount of securities continuously for at least one year.[3]

2. The role of the Depository Trust Company

Most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency acting as a securities depository. Such brokers and banks are often referred to as "participants" in DTC.[4] The names of these DTC participants, however, do not appear as the registered owners of the securities deposited with DTC on the list of shareholders maintained by the company or, more typically, by its transfer agent. Rather, DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants. A company can request from DTC a "securities position listing" as of a specified date, which identifies the DTC participants having a position in the company's securities and the number of securities held by each DTC participant on that date.[5]

3. Brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

In *The Hain Celestial Group, Inc.* (Oct. 1, 2008), we took the position that an introducing broker could be considered a "record" holder for purposes of Rule 14a-8(b)(2)(i). An introducing broker is a broker that engages in sales and other activities involving customer contact, such as opening customer accounts and accepting customer orders, but is not permitted to maintain custody of customer funds and securities.[6] Instead, an introducing broker engages another broker, known as a "clearing broker," to hold custody of client funds and securities, to clear and execute customer trades, and to handle other functions such as issuing confirmations of customer trades and customer account statements. Clearing brokers generally are DTC participants; introducing brokers generally are not. As introducing brokers generally are not DTC participants, and therefore typically do not appear on DTC's securities position listing, *Hain Celestial* has required companies to accept proof of ownership letters from brokers in cases where, unlike the positions of registered owners and brokers and banks that are DTC participants, the company is unable to verify the positions against its own or its transfer agent's records or against DTC's securities position listing.

In light of questions we have received following two recent court cases relating to proof of ownership under Rule 14a-8[7] and in light of the Commission's discussion of registered and beneficial owners in the Proxy Mechanics Concept Release, we have reconsidered our views as to what types of brokers and banks should be considered "record" holders under Rule 14a-8(b)(2)(i). Because of the transparency of DTC participants' positions in a company's securities, we will take the view going forward that, for Rule 14a-8(b)(2)(i) purposes, only DTC participants should be viewed as "record" holders of securities that are deposited at DTC. As a result, we will no longer follow *Hain Celestial*.

We believe that taking this approach as to who constitutes a "record" holder for purposes of Rule 14a-8(b)(2)(i) will provide greater certainty to beneficial owners and companies. We also note that this approach is consistent with Exchange Act Rule 12g5-1 and a 1988 staff no-action letter addressing that rule,[8] under which brokers and banks that are DTC participants are considered to be the record holders of securities on deposit with DTC when calculating the number of record holders for purposes of Sections 12(g) and 15(d) of the Exchange Act.

Companies have occasionally expressed the view that, because DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants, only DTC or Cede & Co. should be viewed as the "record" holder of the securities held on deposit at DTC for purposes of Rule 14a-8(b)(2)(i). We have never interpreted the rule to require a shareholder to obtain a proof of ownership letter from DTC or Cede & Co., and nothing in this guidance should be construed as changing that view.

How can a shareholder determine whether his or her broker or bank is a DTC participant?

Shareholders and companies can confirm whether a particular broker or bank is a DTC participant by checking DTC's participant list, which is currently available on the Internet at
http://www.dtcc.com/~/media/Files/Downloads/client-

center/DTC/~/media/...ashx.

What if a shareholder's broker or bank is not on DTC's participant list?

The shareholder will need to obtain proof of ownership from the DTC participant through which the securities are held. The shareholder should be able to find out who this DTC participant is by asking the shareholder's broker or bank.[9]

If the DTC participant knows the shareholder's broker or bank's holdings, but does not know the shareholder's holdings, a shareholder could satisfy Rule 14a-8(b)(2)(i) by obtaining and submitting two proof of ownership statements verifying that, at the time the proposal was submitted, the required amount of securities were continuously held for at least one year – one from the shareholder's broker or bank confirming the shareholder's ownership, and the other from the DTC participant confirming the broker or bank's ownership.

How will the staff process no-action requests that argue for exclusion on the basis that the shareholder's proof of ownership is not from a DTC participant?

The staff will grant no-action relief to a company on the basis that the shareholder's proof of ownership is not from a DTC participant only if the company's notice of defect describes the required proof of ownership in a manner that is consistent with the guidance contained in this bulletin. Under Rule 14a-8(f)(1), the shareholder will have an opportunity to obtain the requisite proof of ownership after receiving the notice of defect.

C. Common errors shareholders can avoid when submitting proof of ownership to companies

In this section, we describe two common errors shareholders make when submitting proof of ownership for purposes of Rule 14a-8(b)(2), and we provide guidance on how to avoid these errors.

First, Rule 14a-8(b) requires a shareholder to provide proof of ownership that he or she has "continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal" (emphasis added).[10] We note that many proof of ownership letters do not satisfy this requirement because they do not verify the shareholder's beneficial ownership for the entire one-year period preceding and including the date the proposal is submitted. In some cases, the letter speaks as of a date *before* the date the proposal is submitted, thereby leaving a gap between the date of the verification and the date the proposal is submitted. In other cases, the letter speaks as of a date *after* the date the proposal was submitted but covers a period of only one year, thus failing to verify the shareholder's beneficial ownership over the required full one-year period preceding the date of the proposal's submission.

Second, many letters fail to confirm continuous ownership of the securities.

This can occur when a broker or bank submits a letter that confirms the shareholder's beneficial ownership only as of a specified date but omits any reference to continuous ownership for a one-year period.

We recognize that the requirements of Rule 14a-8(b) are highly prescriptive and can cause inconvenience for shareholders when submitting proposals. Although our administration of Rule 14a-8(b) is constrained by the terms of the rule, we believe that shareholders can avoid the two errors highlighted above by arranging to have their broker or bank provide the required verification of ownership as of the date they plan to submit the proposal using the following format:

> "As of [date the proposal is submitted], [name of shareholder] held, and has held continuously for at least one year, [number of securities] shares of [company name] [class of securities]."[11]

As discussed above, a shareholder may also need to provide a separate written statement from the DTC participant through which the shareholder's securities are held if the shareholder's broker or bank is not a DTC participant.

D. The submission of revised proposals

On occasion, a shareholder will revise a proposal after submitting it to a company. This section addresses questions we have received regarding revisions to a proposal or supporting statement.

1. A shareholder submits a timely proposal. The shareholder then submits a revised proposal before the company's deadline for receiving proposals. Must the company accept the revisions?

Yes. In this situation, we believe the revised proposal serves as a replacement of the initial proposal. By submitting a revised proposal, the shareholder has effectively withdrawn the initial proposal. Therefore, the shareholder is not in violation of the one-proposal limitation in Rule 14a-8 (c).[12] If the company intends to submit a no-action request, it must do so with respect to the revised proposal.

We recognize that in Question and Answer E.2 of SLB No. 14, we indicated that if a shareholder makes revisions to a proposal before the company submits its no-action request, the company can choose whether to accept the revisions. However, this guidance has led some companies to believe that, in cases where shareholders attempt to make changes to an initial proposal, the company is free to ignore such revisions even if the revised proposal is submitted before the company's deadline for receiving shareholder proposals. We are revising our guidance on this issue to make clear that a company may not ignore a revised proposal in this situation.[13]

2. A shareholder submits a timely proposal. After the deadline for receiving proposals, the shareholder submits a revised proposal. Must the company accept the revisions?

No. If a shareholder submits revisions to a proposal after the deadline for receiving proposals under Rule 14a-8(e), the company is not required to

accept the revisions. However, if the company does not accept the revisions, it must treat the revised proposal as a second proposal and submit a notice stating its intention to exclude the revised proposal, as required by Rule 14a-8(j). The company's notice may cite Rule 14a-8(e) as the reason for excluding the revised proposal. If the company does not accept the revisions and intends to exclude the initial proposal, it would also need to submit its reasons for excluding the initial proposal.

3. If a shareholder submits a revised proposal, as of which date must the shareholder prove his or her share ownership?

A shareholder must prove ownership as of the date the original proposal is submitted. When the Commission has discussed revisions to proposals,[14] it has not suggested that a revision triggers a requirement to provide proof of ownership a second time. As outlined in Rule 14a-8(b), proving ownership includes providing a written statement that the shareholder intends to continue to hold the securities through the date of the shareholder meeting. Rule 14a-8(f)(2) provides that if the shareholder "fails in [his or her] promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of [the same shareholder's] proposals from its proxy materials for any meeting held in the following two calendar years." With these provisions in mind, we do not interpret Rule 14a-8 as requiring additional proof of ownership when a shareholder submits a revised proposal.[15]

E. Procedures for withdrawing no-action requests for proposals submitted by multiple proponents

We have previously addressed the requirements for withdrawing a Rule 14a-8 no-action request in SLB Nos. 14 and 14C. SLB No. 14 notes that a company should include with a withdrawal letter documentation demonstrating that a shareholder has withdrawn the proposal. In cases where a proposal submitted by multiple shareholders is withdrawn, SLB No. 14C states that, if each shareholder has designated a lead individual to act on its behalf and the company is able to demonstrate that the individual is authorized to act on behalf of all of the proponents, the company need only provide a letter from that lead individual indicating that the lead individual is withdrawing the proposal on behalf of all of the proponents.

Because there is no relief granted by the staff in cases where a no-action request is withdrawn following the withdrawal of the related proposal, we recognize that the threshold for withdrawing a no-action request need not be overly burdensome. Going forward, we will process a withdrawal request if the company provides a letter from the lead filer that includes a representation that the lead filer is authorized to withdraw the proposal on behalf of each proponent identified in the company's no-action request.[16]

F. Use of email to transmit our Rule 14a-8 no-action responses to companies and proponents

To date, the Division has transmitted copies of our Rule 14a-8 no-action responses, including copies of the correspondence we have received in connection with such requests, by U.S. mail to companies and proponents. We also post our response and the related correspondence to the Commission's website shortly after issuance of our response.

In order to accelerate delivery of staff responses to companies and proponents, and to reduce our copying and postage costs, going forward, we intend to transmit our Rule 14a-8 no-action responses by email to companies and proponents. We therefore encourage both companies and proponents to include email contact information in any correspondence to each other and to us. We will use U.S. mail to transmit our no-action response to any company or proponent for which we do not have email contact information.

Given the availability of our responses and the related correspondence on the Commission's website and the requirement under Rule 14a-8 for companies and proponents to copy each other on correspondence submitted to the Commission, we believe it is unnecessary to transmit copies of the related correspondence along with our no-action response. Therefore, we intend to transmit only our staff response and not the correspondence we receive from the parties. We will continue to post to the Commission's website copies of this correspondence at the same time that we post our staff no-action response.

---

[1] *See* Rule 14a-8(b).

[2] For an explanation of the types of share ownership in the U.S., see Concept Release on U.S. Proxy System, Release No. 34-62495 (July 14, 2010) [75 FR 42982] ("Proxy Mechanics Concept Release"), at Section II.A. The term "beneficial owner" does not have a uniform meaning under the federal securities laws. It has a different meaning in this bulletin as compared to "beneficial owner" and "beneficial ownership" in Sections 13 and 16 of the Exchange Act. Our use of the term in this bulletin is not intended to suggest that registered owners are not beneficial owners for purposes of those Exchange Act provisions. *See* Proposed Amendments to Rule 14a-8 under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders, Release No. 34-12598 (July 7, 1976) [41 FR 29982], at n.2 ("The term 'beneficial owner' when used in the context of the proxy rules, and in light of the purposes of those rules, may be interpreted to have a broader meaning than it would for certain other purpose[s] under the federal securities laws, such as reporting pursuant to the Williams Act.").

[3] If a shareholder has filed a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5 reflecting ownership of the required amount of shares, the shareholder may instead prove ownership by submitting a copy of such filings and providing the additional information that is described in Rule 14a-8(b)(2)(ii).

[4] DTC holds the deposited securities in "fungible bulk," meaning that there are no specifically identifiable shares directly owned by the DTC participants. Rather, each DTC participant holds a pro rata interest or position in the aggregate number of shares of a particular issuer held at DTC. Correspondingly, each customer of a DTC participant – such as an individual investor – owns a pro rata interest in the shares in which the DTC participant has a pro rata interest. *See* Proxy Mechanics Concept Release, at Section II.B.2.a.

[5] *See* Exchange Act Rule 17Ad-8.

[6] *See* Net Capital Rule, Release No. 34-31511 (Nov. 24, 1992) [57 FR 56973] ("Net Capital Rule Release"), at Section II.C.

[7] *See KBR Inc. v. Chevedden*, Civil Action No. H-11-0196, 2011 U.S. Dist. LEXIS 36431, 2011 WL 1463611 (S.D. Tex. Apr. 4, 2011); *Apache Corp. v. Chevedden*, 696 F. Supp. 2d 723 (S.D. Tex. 2010). In both cases, the court concluded that a securities intermediary was not a record holder for purposes of Rule 14a-8(b) because it did not appear on a list of the company's non-objecting beneficial owners or on any DTC securities position listing, nor was the intermediary a DTC participant.

[8] *Techne Corp.* (Sept. 20, 1988).

[9] In addition, if the shareholder's broker is an introducing broker, the shareholder's account statements should include the clearing broker's identity and telephone number. *See* Net Capital Rule Release, at Section II.C.(iii). The clearing broker will generally be a DTC participant.

[10] For purposes of Rule 14a-8(b), the submission date of a proposal will generally precede the company's receipt date of the proposal, absent the use of electronic or other means of same-day delivery.

[11] This format is acceptable for purposes of Rule 14a-8(b), but it is not mandatory or exclusive.

[12] As such, it is not appropriate for a company to send a notice of defect for multiple proposals under Rule 14a-8(c) upon receiving a revised proposal.

[13] This position will apply to all proposals submitted after an initial proposal but before the company's deadline for receiving proposals, regardless of whether they are explicitly labeled as "revisions" to an initial proposal, unless the shareholder affirmatively indicates an intent to submit a second, *additional* proposal for inclusion in the company's proxy materials. In that case, the company must send the shareholder a notice of defect pursuant to Rule 14a-8(f)(1) if it intends to exclude either proposal from its proxy materials in reliance on Rule 14a-8(c). In light of this guidance, with respect to proposals or revisions received before a company's deadline for submission, we will no longer follow *Layne Christensen Co.* (Mar. 21, 2011) and other prior staff no-action letters in which we took the view that a proposal would violate the Rule 14a-8(c) one-proposal limitation if such proposal is submitted to a company after the company has either submitted a Rule 14a-8 no-action request to exclude an earlier proposal submitted by the same proponent or notified the proponent that the earlier proposal was excludable under the rule.

[14] *See, e.g.*, Adoption of Amendments Relating to Proposals by Security Holders, Release No. 34-12999 (Nov. 22, 1976) [41 FR 52994].

[15] Because the relevant date for proving ownership under Rule 14a-8(b) is the date the proposal is submitted, a proponent who does not adequately prove ownership in connection with a proposal is not permitted to submit another proposal for the same meeting on a later date.

[18] Nothing in this staff position has any effect on the status of any shareholder proposal that is not withdrawn by the proponent or its authorized representative.

http://www.sec.gov/interps/legal/cfslb14f.htm



Division of Corporation Finance
Securities and Exchange Commission

Shareholder Proposals

Staff Legal Bulletin No. 14G (CF)

Action: Publication of CF Staff Legal Bulletin

Date: October 16, 2012

Summary: This staff legal bulletin provides information for companies and shareholders regarding Rule 14a-8 under the Securities Exchange Act of 1934.

Supplementary Information: The statements in this bulletin represent the views of the Division of Corporation Finance (the "Division"). This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission (the "Commission"). Further, the Commission has neither approved nor disapproved its content.

Contacts: For further information, please contact the Division's Office of Chief Counsel by calling (202) 551-3500 or by submitting a web-based request form at https://tts.sec.gov/cgi-bin/corp_fin_interpretive.

A. The purpose of this bulletin

This bulletin is part of a continuing effort by the Division to provide guidance on important issues arising under Exchange Act Rule 14a-8. Specifically, this bulletin contains information regarding:

- the parties that can provide proof of ownership under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8;
- the manner in which companies should notify proponents of a failure to provide proof of ownership for the one-year period required under Rule 14a-8(b)(1); and
- the use of website references in proposals and supporting statements.

You can find additional guidance regarding Rule 14a-8 in the following bulletins that are available on the Commission's website: SLB No. 14, SLB No. 14A, SLB No. 14B, SLB No. 14C, SLB No. 14D, **SLB No. 14E** and SLB No. 14F.

B. Parties that can provide proof of ownership under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

1. Sufficiency of proof of ownership letters provided by affiliates of DTC participants for purposes of Rule 14a-8(b)(2)(i)

To be eligible to submit a proposal under Rule 14a-8, a shareholder must, among other things, provide documentation evidencing that the shareholder has continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the shareholder meeting for at least one year as of the date the shareholder submits the proposal. If the shareholder is a beneficial owner of the securities, which means that the securities are held in book-entry form through a securities intermediary, Rule 14a-8(b)(2)(i) provides that this documentation can be in the form of a "written statement from the 'record' holder of your securities (usually a broker or bank)...."

In SLB No. 14F, the Division described its view that only securities intermediaries that are participants in the Depository Trust Company ("DTC") should be viewed as "record" holders of securities that are deposited at DTC for purposes of Rule 14a-8(b)(2)(i). Therefore, a beneficial owner must obtain a proof of ownership letter from the DTC participant through which its securities are held at DTC in order to satisfy the proof of ownership requirements in Rule 14a-8.

During the most recent proxy season, some companies questioned the sufficiency of proof of ownership letters from entities that were not themselves DTC participants, but were affiliates of DTC participants.[1] By virtue of the affiliate relationship, we believe that a securities intermediary holding shares through its affiliated DTC participant should be in a position to verify its customers' ownership of securities. Accordingly, we are of the view that, for purposes of Rule 14a-8(b)(2)(i), a proof of ownership letter from an affiliate of a DTC participant satisfies the requirement to provide a proof of ownership letter from a DTC participant.

2. Adequacy of proof of ownership letters from securities intermediaries that are not brokers or banks

We understand that there are circumstances in which securities intermediaries that are not brokers or banks maintain securities accounts in the ordinary course of their business. A shareholder who holds securities through a securities intermediary that is not a broker or bank can satisfy Rule 14a-8's documentation requirement by submitting a proof of ownership letter from that securities intermediary.[2] If the securities intermediary is not a DTC participant or an affiliate of a DTC participant, then the shareholder will also need to obtain a proof of ownership letter from the DTC participant or an affiliate of a DTC participant that can verify the holdings of the securities intermediary.

C. Manner in which companies should notify proponents of a failure to provide proof of ownership for the one-year period required under Rule 14a-8(b)(1)

As discussed in Section C of SLB No. 14F, a common error in proof of ownership letters is that they do not verify a proponent's beneficial ownership for the entire one-year period preceding and including the date the proposal was submitted, as required by Rule 14a-8(b)(1). In some cases, the letter speaks as of a date *before* the date the proposal was submitted, thereby leaving a gap between the date of verification and the date the proposal was submitted. In other cases, the letter speaks as of a date *after* the date the proposal was submitted but covers a period of only one year, thus failing to verify the proponent's beneficial ownership over the required full one-year period preceding the date of the proposal's submission.

Under Rule 14a-8(f), if a proponent fails to follow one of the eligibility or procedural requirements of the rule, a company may exclude the proposal only if it notifies the proponent of the defect and the proponent fails to correct it. In SLB No. 14 and SLB No. 14B, we explained that companies should provide adequate detail about what a proponent must do to remedy all eligibility or procedural defects.

We are concerned that companies' notices of defect are not adequately describing the defects or explaining what a proponent must do to remedy defects in proof of ownership letters. For example, some companies' notices of defect make no mention of the gap in the period of ownership covered by the proponent's proof of ownership letter or other specific deficiencies that the company has identified. We do not believe that such notices of defect serve the purpose of Rule 14a-8(f).

Accordingly, going forward, we will not concur in the exclusion of a proposal under Rules 14a-8(b) and 14a-8(f) on the basis that a proponent's proof of ownership does not cover the one-year period preceding and including the date the proposal is submitted unless the company provides a notice of defect that identifies the specific date on which the proposal was submitted and explains that the proponent must obtain a new proof of ownership letter verifying continuous ownership of the requisite amount of securities for the one-year period preceding and including such date to cure the defect. We view the proposal's date of submission as the date the proposal is postmarked or transmitted electronically. Identifying in the notice of defect the specific date on which the proposal was submitted will help a proponent better understand how to remedy the defects described above and will be particularly helpful in those instances in which it may be difficult for a proponent to determine the date of submission, such as when the proposal is not postmarked on the same day it is placed in the mail. In addition, companies should include copies of the postmark or evidence of electronic transmission with their no-action requests.

D. Use of website addresses in proposals and supporting statements

Recently, a number of proponents have included in their proposals or in their supporting statements the addresses to websites that provide more information about their proposals. In some cases, companies have sought to exclude either the website address or the entire proposal due to the reference to the website address.

In SLB No. 14, we explained that a reference to a website address in a

proposal does not raise the concerns addressed by the 500-word limitation in Rule 14a-8(d). We continue to be of this view and, accordingly, we will continue to count a website address as one word for purposes of Rule 14a-8 (d). To the extent that the company seeks the exclusion of a website reference in a proposal, but not the proposal itself, we will continue to follow the guidance stated in SLB No. 14, which provides that references to website addresses in proposals or supporting statements could be subject to exclusion under Rule 14a-8(i)(3) if the information contained on the website is materially false or misleading, irrelevant to the subject matter of the proposal or otherwise in contravention of the proxy rules, including Rule 14a-9.[3]

In light of the growing interest in including references to website addresses in proposals and supporting statements, we are providing additional guidance on the appropriate use of website addresses in proposals and supporting statements.[4]

1. References to website addresses in a proposal or supporting statement and Rule 14a-8(i)(3)

References to websites in a proposal or supporting statement may raise concerns under Rule 14a-8(i)(3). In SLB No. 14B, we stated that the exclusion of a proposal under Rule 14a-8(i)(3) as vague and indefinite may be appropriate if neither the shareholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. In evaluating whether a proposal may be excluded on this basis, we consider only the information contained in the proposal and supporting statement and determine whether, based on that information, shareholders and the company can determine what actions the proposal seeks.

If a proposal or supporting statement refers to a website that provides information necessary for shareholders and the company to understand with reasonable certainty exactly what actions or measures the proposal requires, and such information is not also contained in the proposal or in the supporting statement, then we believe the proposal would raise concerns under Rule 14a-9 and would be subject to exclusion under Rule 14a-8(i)(3) as vague and indefinite. By contrast, if shareholders and the company can understand with reasonable certainty exactly what actions or measures the proposal requires without reviewing the information provided on the website, then we believe that the proposal would not be subject to exclusion under Rule 14a-8(i)(3) on the basis of the reference to the website address. In this case, the information on the website only supplements the information contained in the proposal and in the supporting statement.

2. Providing the company with the materials that will be published on the referenced website

We recognize that if a proposal references a website that is not operational at the time the proposal is submitted, it will be impossible for a company or the staff to evaluate whether the website reference may be excluded. In our view, a reference to a non-operational website in a proposal or supporting statement could be excluded under Rule 14a-8(i)(3) as

irrelevant to the subject matter of a proposal. We understand, however, that a proponent may wish to include a reference to a website containing information related to the proposal but wait to activate the website until it becomes clear that the proposal will be included in the company's proxy materials. Therefore, we will not concur that a reference to a website may be excluded as irrelevant under Rule 14a-8(i)(3) on the basis that it is not yet operational if the proponent, at the time the proposal is submitted, provides the company with the materials that are intended for publication on the website and a representation that the website will become operational at, or prior to, the time the company files its definitive proxy materials.

3. Potential issues that may arise if the content of a referenced website changes after the proposal is submitted

To the extent the information on a website changes after submission of a proposal and the company believes the revised information renders the website reference excludable under Rule 14a-8, a company seeking our concurrence that the website reference may be excluded must submit a letter presenting its reasons for doing so. While Rule 14a-8(j) requires a company to submit its reasons for exclusion with the Commission no later than 80 calendar days before it files its definitive proxy materials, we may concur that the changes to the referenced website constitute "good cause" for the company to file its reasons for excluding the website reference after the 80-day deadline and grant the company's request that the 80-day requirement be waived.

---

[1] An entity is an "affiliate" of a DTC participant if such entity directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the DTC participant.

[2] Rule 14a-8(b)(2)(i) itself acknowledges that the record holder is "usually," but not always, a broker or bank.

[3] Rule 14a-9 prohibits statements in proxy materials which, at the time and in the light of the circumstances under which they are made, are false or misleading with respect to any material fact, or which omit to state any material fact necessary in order to make the statements not false or misleading.

[4] A website that provides more information about a shareholder proposal may constitute a proxy solicitation under the proxy rules. Accordingly, we remind shareholders who elect to include website addresses in their proposals to comply with all applicable rules regarding proxy solicitations.

http://www.sec.gov/interps/legal/cfslb14g.htm

Home | Previous Page Modified: 10/16/2012

BNY MELLON

November 18, 2014

Ms. Anne M. Foulkes
Assistant General Counsel and Secretary
PPG Industries, Inc.
One PPG Place
Pittsburgh, PA 15272

Re: Mercy Investment Services Inc.

Dear Ms. Foulkes:

This letter is in response to your request for confirmation that The Bank of New York Mellon is a Depository Trust Company ("DTC") participant.

Please be advised, The Bank of New York Mellon is a DTC Participant, whose DTC number is 0954.

If you have any questions please feel free to give me a call at 412.234.8822.

Sincerely,

Thomas J. McNally
Vice President, Service Director
BNY Mellon Asset Servicing

Phone: (412) 234-8822
Email: thomas.mcnally@bnymellon.com


RECEIVED
LAW DEPARTMENT


OIP INVESTMENT TRUST
GUIDED BY FAITH

October 30, 2014

Anne M. Foulkes, Assistant General Counsel and Secretary
PPG Industries, Inc.
One PPG Place
Pittsburgh, PA 15272
By Facsimile: 1-412-434-2014

Dear Ms. Foulkes,

The Missionary Oblates of Mary Immaculate are a religious order in the Roman Catholic tradition with over 4,000 members and missionaries in more than 65 countries throughout the world. We are members of the Interfaith Center on Corporate Responsibility, a coalition of 300 faith-based and socially responsible institutional investors – protestant denominations, catholic orders, jewish agencies, pension funds, SRI firms, healthcare corporations, foundations, publishing companies and dioceses – whose combined assets exceed $100 billion. Through the OIP Operating Fund BAVF, we are the beneficial owners of 100 shares of PPG INDUSTRIES INC held for at least one year. Verification of our ownership of this stock from a DTC participant is enclosed. We plan to hold these shares at least until the annual meeting.

I am writing you on behalf of the OIP Investment Trust to co-file the stockholder resolution Reducing Health Hazards and Liability from Manufacturing Paint Containing Lead.

I am hereby authorized to notify you of our intention to co-file this shareholder proposal with CHE Trinity Health. I submit it for inclusion in the proxy statement for consideration and action by the shareholders at the next annual meeting in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934. A representative of the shareholders will attend the annual meeting to move the resolution as required by SEC rules.

We are very concerned about the health impacts surrounding the use of lead compounds in paints. I am aware of shareholder dialogue and correspondence on this issue with Diane Kappas, then-VP of Environment, Health & Safety occurring in 2013. We understand that company has indicated willingness to dialogue with the filers about this proposal, but that no date has been set yet, and that any dialog will not occur prior to the filing date. Please note that the contact person for this resolution/proposal will be Catherine Rowan, of CHE Trinity Health, who can be reached at rowan@bestweb.net.

We look forward to discussing this issue with the Company, and are hopeful that re-engaging in shareholder dialogue on this issue will be productive.

Sincerely,

Seamus P. Finn o.m.i.

The Rev. Seamus P. Finn, OMI
Chief of Faith Consistent Investing
OIP Investment Trust

Reducing Health Hazards and Liability from Manufacturing Paint Containing Lead

Whereas, the neurotoxic and developmental impacts of lead have been well established for decades, leading to global action to eliminate lead in gasoline;

Whereas, a study published in the journal *Lancet* in December 2012 reported that lead accounts for 674,000 deaths each year, primarily due to its contribution to cardiovascular disease;

Whereas, a study published in the journal *Environmental Health Perspectives* in September 2013 estimated that lead exposures are costing low and middle-income countries more than $977 billion annually in lost lifetime economic productivity;

Whereas, in 2009 the United Nations' International Conference on Chemicals Management (ICCM) unanimously passed a resolution calling for the global elimination of lead in paint;

Whereas, lead paint for residential applications in the U.S. has been banned since 1978 and industrial applications in the domestic market have subsequently died out due to public and private sector specifications prohibiting the use of lead additives in coatings;

Whereas, it was reported in 2012 that PPG Industries had been producing and distributing paint containing lead compounds for residential applications in Africa http://www.post-gazette.com/news/world/2012/02/06/PPG-refuses-to-recall-leaded-paint-in-Cameroon/stories/201202060268 ;

Whereas, PPG Industries states it does not manufacture, sell or market any "architectural" paints or "decorative" coatings that contain lead compounds. This leaves a substantial portion of the company, producing industrial and performance coatings, where lead compounds are still used. Yet, the UN International Conference on Chemicals Management in 2009 adopted a resolution calling for the elimination of lead from *all* paints and coatings and *all* uses of lead in paints have serious public health impacts" (emphasis added);

Whereas, in 2011 AkzoNobel, the world's largest paint company, removed the last lead compounds from use in its global product portfolio;

Whereas, proponents believe that the continued use of lead compounds in our company's manufacturing and distribution channels can pose reputational and legal risks to our company; and

Whereas, proponents believe it is in our company's interest to establish a policy and eliminate the use of all lead compounds in its products.

Therefore be it resolved:

Shareholders request the Board of Directors report to shareholders, by December 31, 2015, on options for policies and practices PPG can adopt to reduce occupational and community health hazards by eliminating the use of lead in paint and coatings by a specified date. Such a report would be prepared at reasonable cost and omit confidential information such as proprietary or legally prejudicial data.

Supporting Statement: Proponents believe that a report should address such questions as the phase out period and time frame for eliminating the use of lead compounds in its paint and coatings by a specified date, future steps to ensure that no lead-containing compounds will be purchased by PPG, and plans for the treatment and/or disposal of lead paint or lead-containing ingredients in its inventory.


STATE STREET

801 Pennsylvania Avenue
Kansas City, MO 64105
Telephone (816) 871-4100

www.statestreet.com

October 30, 2014

Rev. Seamus Finn, OMI
Justice, Peace and Integrity of Creation Office
Missionary Oblates of Mary Immaculate
United States Province
391 Michigan Avenue, NE
Washington, DC 20017

Re: OIP-OPERATING – Fund BAVF

Dear Rev. Finn:

This is to confirm that as of October 30, the Missionary Oblates of Mary Immaculate in the above referenced account has held 100 shares of PPG INDUSTRIES INC for at least one year. These shares are held in the nominee name and in State Street Bank and Trust Company account at the Depository Trust Company (0997).

Security	Shares	Acquisition Date
PPG INDUSTRIES INC	100	9/17/13

If you have any questions or need additional information, please call me at (816) 871 9583.

Sincerely,

Jonathan R. Lightfoot

Jonathan Lightfoot
Client Operations Manager
Institutional Investor Services



PPG Industries, Inc.
One PPG Place, 39th Floor
Pittsburgh, Pennsylvania 15272 USA
Telephone (412) 434-2471
Fax (412) 434-2490
foulkes@ppg.com

Anne M. Foulkes
Assistant General Counsel and Secretary

November 3, 2014

Via E-mail (seamus@omiusa.org) and Overnight Courier
The Rev. Seamus P. Finn, OMI
Chief of Faith Consistent Investing
OIP Investment Trust
Missionary Oblates of Mary Immaculate
391 Michigan Avenue, NE
Washington, DC 20017

Re: Shareholder Proposal

Dear Rev. Finn:

On October 30, 2014 we received from you a shareholder proposal for inclusion in PPG Industries, Inc.'s 2015 proxy statement (the "Proposal") that was also co-filed by CHE Trinity Health, Praxis Growth Index Fund, Mercy Investment Services, Inc., Dignity Health and Trillium Asset Management LLC on behalf of Margot Cheel.

We are currently reviewing the Proposal.

Please do not hesitate to call me with any questions.

Sincerely,

Anne M. Foulkes

AMF:ls

cc: Catherine Rowan, CHE Trinity Health (rowan@bestweb.net)



October 30, 2014

Corporate Secretary
PPG Industries, Inc.
One PPG Place
Pittsburgh, PA 15272

Dear Secretary:

Trillium Asset Management LLC ("Trillium") is an investment firm based in Boston specializing in socially responsible asset management. We currently manage approximately $1.7 billion for institutional and individual clients.

Trillium hereby submits the enclosed shareholder proposal with PPG Industries, Inc. on behalf of Margot Cheel for inclusion in the 2015 proxy statement and in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934 (17 C.F.R. § 240.14a-8). Per Rule 14a-8, Margot Cheel holds more than $2,000 of PPG Industries, Inc. common stock, acquired more than one year prior to today's date and held continuously for that time. As evidenced in the attached letter, our client will remain invested in this position continuously through the date of the 2015 annual meeting. We will forward verification of the position separately. We will send a representative to the stockholders' meeting to move the shareholder proposal as required by the SEC rules. Cathy Rowan, Director of Socially Responsible Investments for CHE Trinity Health, who can be contacted at rowan@bestweb.net, is the lead filer on this proposal.

We would welcome discussion with PPG Industries, Inc. about the contents of our proposal.

Please direct any communications to me at (617) 532-6681, Trillium Asset Management, Two Financial Center, 60 South Street, Suite 1100, Boston, MA 02111; or via email at sbaker@trilliuminvest.com.

We would appreciate receiving a confirmation of receipt of this letter via email.

Sincerely,

Susan Baker
Vice President, Shareholder Advocacy & Corporate Engagement
Trillium Asset Management, LLC

Cc: Charles E. Bunch, Chairman of the Board, Chief Executive Officer
Enclosures

Reducing Health Hazards and Liability from Manufacturing Paint Containing Lead

Whereas, the neurotoxic and developmental impacts of lead have been well established for decades, leading to global action to eliminate lead in gasoline;

Whereas, a Gates Foundation-sponsored study reported that lead accounts for 674,000 deaths each year, primarily due to its contribution to cardiovascular disease;

Whereas, a study published in the Environmental Health Perspectives Journal in September 2013 estimated that lead exposures are costing low and middle-income countries more than $977 billion annually in lost lifetime economic productivity;

Whereas, in 2009 the United Nations' International Conference on Chemicals Management (ICCM) unanimously passed a resolution calling for the global elimination of lead in paint;

Whereas, lead paint for residential applications in the U.S. has been banned since 1978 and industrial applications in the domestic market have subsequently died out due to public and private sector specifications prohibiting the use of lead additives in coatings;

Whereas, it was reported in 2012 that PPG Industries had been producing and distributing paint containing lead compounds for residential applications in Africa http://www.post-gazette.com/news/world/2012/02/06/PPG-refuses-to-recall-leaded-paint-in-Cameroon/stories/201202060268 ;

Whereas, in 2011 AkzoNobel, the world's largest paint company, removed the last lead compounds from use in its global product portfolio;

Whereas, proponents believe that the continued use of lead compounds in our company's manufacturing and distribution channels can pose reputational and legal risks to our company; and

Whereas, proponents believe it is in our company's interest to establish a policy and eliminate the use of all lead compounds in its products.

Therefore be it resolved:

Shareholders request the Board of Directors report to shareholders, by December 31, 2015, on options for policies and practices PPG can adopt to reduce occupational and community health hazards by eliminating the use of lead in paint and coatings by a specified date. Such a report would be prepared at reasonable cost and omit confidential information such as proprietary or legally prejudicial data.

Supporting Statement: Proponents believe that a report should address such questions as the phase out period and time frame for eliminating the use of lead compounds in its paint and coatings by a specified date, future steps to ensure that no lead-containing compounds will be purchased by PPG, and plans for the treatment and/or disposal of lead paint or lead-containing ingredients in its inventory.

Susan Baker
Vice President, Shareholder Advocacy
Trillium Asset Management, LLC
Two Financial Center
60 South Street, Suite 1100
Boston, MA 02111

Fax: 617 482 6179

Dear Ms. Baker:

I hereby authorize Trillium Asset Management LLC to file a shareholder proposal on my behalf at PPG Industries for inclusion in its 2015 proxy materials concerning elimination of the use of lead paint.

I am the beneficial owner of more than $2,000 worth of PPG Industries common stock that I have held continuously for more than one year. I intend to hold the aforementioned shares of stock through the date of the company's annual meeting in 2015.

I specifically give Trillium Asset Management, LLC full authority to deal, on my behalf, with any and all aspects of the aforementioned shareholder proposal. I intend all communications from the company and its representatives to be directed to Trillium Asset Management, LLC. I understand that my name may appear on the corporation's proxy statement as the filer of the aforementioned proposal

Sincerely,

Margot Cheel

Margot Cheel
SIGNATURE

10/24/14
DATE





PPG Industries
Bringing innovation to the surface.™

PPG Industries, Inc.
One PPG Place, 39th Floor
Pittsburgh, Pennsylvania 15272 USA
Telephone (412) 434-2471
Fax (412) 434-2490
foulkes@ppg.com

Anne M. Foulkes
Assistant General Counsel and Secretary

November 3, 2014

Via E-mail (sbaker@trilliuminvest.com) and Overnight Courier
Ms. Susan Baker
Vice President, Shareholder Advocacy & Corporate Engagement
Trillium Asset Management, LLC
Two Financial Center, 60 South Street, Suite 1100
Boston, MA 02111

Re: Shareholder Proposal

Dear Ms. Baker:

On November 3, 2014 we received from you, on behalf of Margot Cheel, a shareholder proposal for inclusion in PPG Industries, Inc.'s 2015 proxy statement (the "Proposal") that was also co-filed by CHE Trinity Health, Praxis Growth Index Fund, OIP Investment Trust, Mercy Investment Services, Inc. and Dignity Health. We are currently reviewing the Proposal.

Pursuant to Rule 14a-8 of the Securities Exchange Act of 1934, as amended, in order to be eligible to submit a proposal, you must (a) have been the record or beneficial owner of at least $2,000 in market value of PPG Industries, Inc. common stock on November 3, 2014, the day you submitted your shareholder proposal to PPG and (b) have continuously held your shares for at least one year prior to November 3, 2014. Therefore, in accordance with Rule 14a-8, please provide us with documentary support that these requirements have been met. If your shares are held by a broker, bank or other record holder, the broker, bank or other record holder must be a Depository Trust Company participant and provide us with a written statement as to when the shares were purchased and that the minimum number of shares has been continuously held for the required one-year period. *You must provide the required documentation to us no later than 14 calendar days after your receipt of this letter.*

Sincerely,

Anne M. Foulkes

Anne M. Foulkes

AMF:ls

cc: Catherine Rowan, CHE Trinity Health (rowan@bestweb.net)


TRILLIUM
ASSET MANAGEMENT

November 6, 2014

Anne M. Foulkes
Corporate Secretary
PPG Industries, Inc.
One PPG Place
Pittsburgh, PA 15272

Re: Request for verification

Dear Ms. Foulkes:

Per your request and in accordance with the SEC Rules, please find the attached authorization letter from Margot Cheel as well as the custodial letter from Charles Schwab Advisor Services documenting that she holds sufficient company shares to file a proposal under rule 14a-8.

Please direct any communications to me at (617) 532-6681, Trillium Asset Management, LLC, Two Financial Center, 60 South St. , Suite 1100, Boston, MA 02111; or via e-mail at sbaker@trilliuminvest.com.

Sincerely,

Susan Baker
Vice President, Shareholder Advocacy & Corporate Engagement
Trillium Asset Management, LLC

Cc: Charles E. Bunch, Chairman of the Board, Chief Executive Officer
Enclosures

Susan Baker
Vice President, Shareholder Advocacy
Trillium Asset Management, LLC
Two Financial Center
60 South Street, Suite 1100
Boston, MA 02111

Fax: 617 482 6179

Dear Ms. Baker:

I hereby authorize Trillium Asset Management LLC to file a shareholder proposal on my behalf at PPG Industries for inclusion in its 2015 proxy materials concerning elimination of the use of lead paint.

I am the beneficial owner of more than $2,000 worth of PPG Industries common stock that I have held continuously for more than one year. I intend to hold the aforementioned shares of stock through the date of the company's annual meeting in 2015.

I specifically give Trillium Asset Management, LLC full authority to deal, on my behalf, with any and all aspects of the aforementioned shareholder proposal. I intend all communications from the company and its representatives to be directed to Trillium Asset Management, LLC. I understand that my name may appear on the corporation's proxy statement as the filer of the aforementioned proposal

Sincerely,

Margot Cheel

Margot Cheel
SIGNATURE

10/24/14
DATE


charles
SCHWAB

1958 Summit Park Dr
Orlando, FL 32810

November 5, 2014

Re: MARGOT P CHEEL LIVING TRUST/Acct *** FISMA & OMB Memorandum M-07-16 ***

This letter is to confirm that Charles Schwab & Co. holds as custodian for the above account 2300 shares of PPG common stock. These 2300 shares have been held in this account continuously for at least one year prior to October 30, 2014.

These shares are held at Depository Trust Company under the nominee name of Charles Schwab and Company.

This letter serves as confirmation that the shares are held by Charles Schwab & Co, Inc.

Sincerely,

Justin Creamer

Justin Creamer
Relationship Specialist

#1213-8191


First Affirmative
Financial Network, LLC

Investing for a Sustainable Future


RECEIVED
NOV 4
LAW DEPARTMENT

October 20, 2014

Anne M. Foulkes, Assistant General Counsel and Secretary
PPG Industries, Inc.
One PPG Place
Pittsburgh, PA 15272

Re: Shareholder resolution regarding lead in PPG products

Dear Ms. Foulkes,

First Affirmative Financial Network, LLC is a United States based investment management firm with approximately $900 million in assets under management. We hold shares of PPG Industries, Inc. on behalf of clients who ask us to integrate their values with their investment portfolios.

First Affirmative is co-filing the enclosed resolution on behalf of our client, Mark Demanes. We are co-filing this resolution with lead filer CHE Trinity Health and authorize the lead filer to act on our behalf, to include withdrawing the resolution. We support the inclusion of this proposal in the 2015 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934 (17 C.F.R. § 240.14a-8).

Per Rule 14a-8, Mark Demanes holds more than $2,000 of PPG common stock, acquired more than one year prior to the date of this filing and held continuously for that time. He intends to remain invested in this position continuously through the date of the 2015 annual meeting. Verification of ownership will be forwarded under separate cover by DTC participant custodian Folio Institutional (Folio*fn* Investments, Inc.)

The lead filer will send a representative to the stockholders' meeting to move the shareholder proposal as required by SEC rules.

Please confirm receipt of this document and direct correspondence to:
Holly A. Testa, Director, Shareowner Engagement
hollytesta@firstaffirmative.com /303-641-5190.

Sincerely,

Steve J. Schueth
President

Enclosures: resolution, client authorization letter

5475 Mark Dabling Boulevard, Suite 108, Colorado Springs, Colorado 80918 | 800.422.7284 toll-free | 719.636.1943 fax | www.firstaffirmative.com
2503 Walnut Street, Suite 201, Boulder, Colorado 80302 | 877.540.4933 toll-free | 720.221.0470 fax | www.firstaffirmative.com

Reducing Health Hazards and Liability from Manufacturing Paint Containing Lead

Whereas, the neurotoxic and developmental impacts of lead have been well established for decades, leading to global action to eliminate lead in gasoline;

Whereas, a study published in the journal *Lancet* in December 2012 reported that lead accounts for 674,000 deaths each year, primarily due to its contribution to cardiovascular disease;

Whereas, a study published in the journal *Environmental Health Perspectives* in September 2013 estimated that lead exposures are costing low and middle-income countries more than $977 billion annually in lost lifetime economic productivity;

Whereas, in 2009 the United Nations' International Conference on Chemicals Management (ICCM) unanimously passed a resolution calling for the global elimination of lead in paint;

Whereas, lead paint for residential applications in the U.S. has been banned since 1978 and industrial applications in the domestic market have subsequently died out due to public and private sector specifications prohibiting the use of lead additives in coatings;

Whereas, it was reported in 2012 that PPG Industries had been producing and distributing paint containing lead compounds for residential applications in Africa http://www.post-gazette.com/news/world/2012/02/06/PPG-refuses-to-recall-leaded-paint-in-Cameroon/stories/201202060268 ;

Whereas, PPG Industries states it does not manufacture, sell or market any "architectural" paints or "decorative" coatings that contain lead compounds. This leaves a substantial portion of the company, producing industrial and performance coatings, where lead compounds are still used. Yet, the UN International Conference on Chemicals Management in 2009 adopted a resolution calling for the elimination of lead from *all* paints and coatings and *all* uses of lead in paints have serious public health impacts" (emphasis added);

Whereas, in 2011 AkzoNobel, the world's largest paint company, removed the last lead compounds from use in its global product portfolio;

Whereas, proponents believe that the continued use of lead compounds in our company's manufacturing and distribution channels can pose reputational and legal risks to our company; and

Whereas, proponents believe it is in our company's interest to establish a policy and eliminate the use of all lead compounds in its products.

Therefore be it resolved:

Shareholders request the Board of Directors report to shareholders, by December 31, 2015, on options for policies and practices PPG can adopt to reduce occupational and community health hazards by eliminating the use of lead in paint and coatings by a specified date. Such a report would be prepared at reasonable cost and omit confidential information such as proprietary or legally prejudicial data.

Supporting Statement: Proponents believe that a report should address such questions as the phase out period and time frame for eliminating the use of lead compounds in its paint and coatings by a specified date, future steps to ensure that no lead-containing compounds will be purchased by PPG, and plans for the treatment and/or disposal of lead paint or lead-containing ingredients in its inventory.

October 14, 2014

Mark Demanes

*** FISMA & OMB Memorandum M-07-16 ***

Corporate Secretary
PPG Industries, Inc.
One PPG Place
Pittsburgh, Pennsylvania 15272

RE: Shareowner Resolution Regarding the Use of Lead Paint in Products

Dear Corporate Secretary:

I hereby authorize First Affirmative Financial Network, LLC to file a resolution on my behalf at PPG industries, Inc. addressing the use of lead paint in their products. I own approximately 21 shares of PPG Industries, Inc. company common stock. I have held at least $2000 in company shares for more than one year from the date of the submission date of this proposal, which I intend to hold through the date of the annual meeting in 2015.

Verification of ownership will be sent under separate cover by Foliofn Investments, Inc.

I specifically give First Affirmative Financial Network, LLC full authority to deal, on my behalf, with all aspects of this shareholder resolution. I understand that my name may appear on the proxy statement as a filer of this shareholder resolution.

Sincerely,

Mark Demanes



FOLIO*fn* Investments, Inc.
8180 Greensboro Drive
8th Floor
McLean, VA 22102

p 888-485-3456
f 703-880-7313
folioinstitutional.com

October 27, 2014

Anne M. Foulkes, Assistant General Counsel and Secretary
PPG Industries, Inc.
One PPG Place
Pittsburgh, PA 15272

Re: Shareholder resolution regarding lead in PPG products

Dear Ms. Foulkes,

This letter serves as documentation that Folio*fn* Investments, Inc. acts as the custodian for First Affirmative Financial Network, LLC (First Affirmative). Further, we are writing this letter to verify that First Affirmative is the Investment Advisor on the individual account for Mark D Demanes.

First Affirmative Financial Network is a beneficial owner with discretionary authority on the above referenced client account, and the client has delegated proxy voting authority to First Affirmative.

Furthermore, we are writing to verify that Mr. Demanes owns 21 shares of PPG Industries common stock. He has continuously held at least $2,000 in market value of PPG Industries for at least one year prior to the submission of this shareowner proposal dated October 20, 2014.

Sincerely,

Bill Davis
VP Customer Service
Folio*fn* Investments, Inc.
8180 Greensboro Drive
8th Floor
McLean, VA 22102
davis@folioinvesting.com
T: 703-245-4804

Member FINRA / SIPC



PPG Industries, Inc.
One PPG Place, 39th Floor
Pittsburgh, Pennsylvania 15272 USA
Telephone (412) 434-2471
Fax (412) 434-2490
foulkes@ppg.com

Anne M. Foulkes
Assistant General Counsel and Secretary

November 3, 2014

Via E-mail (davisb@folioinvesting.com) and Overnight Courier
Mr. Bill Davis
VP Customer Service
Foliofn Investments, Inc.
8180 Greensboro Drive, 8th Floor
McLean, VA 22102

Re: Potential Shareholder Proposal

Dear Mr. Davis:

On October 28, 2014 we received from you a letter referencing submission of a shareowner proposal dated October 20, 2014 and ownership of PPG Industries, Inc. stock for at least one year prior to that date. The ownership of PPG Industries, Inc. stock is stated to be held by Mark D. Demanes with an investment relationship with First Affirmative Financial Network, LLC.

Please be aware that as of today's date, PPG Industries, Inc. has not received a shareholder proposal from Mark D. Demanes or First Affirmative Financial Network, LLC.

Please do not hesitate to call me with any questions.

Sincerely,

Anne M. Foulkes

AMF:ls



PPG Industries

Bringing innovation to the surface.™

PPG Industries, Inc.
One PPG Place, 39th Floor
Pittsburgh, Pennsylvania 15272 USA
Telephone (412) 434-2471
Fax (412) 434-2490
foulkes@ppg.com

Anne M. Foulkes
Assistant General Counsel and Secretary

November 5, 2014

Via E-mail (hollytesta@firstaffirmative.com) and Overnight Courier
Holly A. Testa
Director, Shareowner Engagement
First Affirmative Financial Network, LLC
PO Box 19635
Boulder, Colorado 80308

Re: Shareholder Proposal

Dear Ms. Testa:

On November 4, 2014, we received from First Affirmative Financial Network, LLC, on behalf of Mark Demanes, a shareholder proposal for inclusion in PPG Industries, Inc.'s 2015 proxy statement (the "Proposal") that was also co-filed by CHE Trinity Health, Praxis Growth Index Fund, OIP Investment Trust, Mercy Investment Services, Inc., Dignity Health and Trillium Asset Management LLC on behalf of Margot Cheel. We are currently reviewing the Proposal.

Pursuant to Rule 14a-8 of the Securities Exchange Act of 1934, as amended, in order to be eligible to submit a proposal, the proponent must (a) have been the record or beneficial owner of at least $2,000 in market value of PPG Industries, Inc. common stock on October 20, 2014, the day you submitted your shareholder proposal to PPG, and (b) have continuously held their shares for at least one year prior to October 20, 2014. On October 28, 2014, we received a letter from Foliofn Investments, Inc. evidencing the required PPG stock ownership and which indicates that the PPG shares are held by a broker, bank or other record holder.

Securities and Exchange Commission Staff Legal Bulletin Nos. 14F and 14G require that the broker, bank or other record holder must be a Depository Trust Company ("DTC") participant and that you provide PPG with a written statement that the broker, bank or other record holder is a DTC participant. Copies of Staff Legal Bulletin Nos. 14F and 14G are enclosed herewith. The Foliofn Investments, Inc. letter fails to state that Foliofn Investments, Inc. is a DTC participant or an affiliate of a DTC participant. *You must provide the required documentation to us no later than 14 calendar days after your receipt of this letter.*

Sincerely,

Anne M. Foulkes

Anne M. Foulkes

AMF:ls
Enclosures
cc: Catherine Rowan, CHE Trinity Health (rowan@bestweb.net)

Division of Corporation Finance
Securities and Exchange Commission

Shareholder Proposals

Staff Legal Bulletin No. 14F (CF)

Action: Publication of CF Staff Legal Bulletin

Date: October 18, 2011

Summary: This staff legal bulletin provides information for companies and shareholders regarding Rule 14a-8 under the Securities Exchange Act of 1934.

Supplementary Information: The statements in this bulletin represent the views of the Division of Corporation Finance (the "Division"). This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission (the "Commission"). Further, the Commission has neither approved nor disapproved its content.

Contacts: For further information, please contact the Division's Office of Chief Counsel by calling (202) 551-3500 or by submitting a web-based request form at https://tts.sec.gov/cgi-bin/corp_fin_interpretive.

A. The purpose of this bulletin

This bulletin is part of a continuing effort by the Division to provide guidance on important issues arising under Exchange Act Rule 14a-8. Specifically, this bulletin contains information regarding:

- Brokers and banks that constitute "record" holders under Rule 14a-8 (b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8;
- Common errors shareholders can avoid when submitting proof of ownership to companies;
- The submission of revised proposals;
- Procedures for withdrawing no-action requests regarding proposals submitted by multiple proponents; and
- The Division's new process for transmitting Rule 14a-8 no-action responses by email.

You can find additional guidance regarding Rule 14a-8 in the following bulletins that are available on the Commission's website: SLB No. 14, SLB

No. 14A, SLB No. 14B, SLB No. 14C, SLB No. 14D and SLB No. 14E.

B. The types of brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

1. Eligibility to submit a proposal under Rule 14a-8

To be eligible to submit a shareholder proposal, a shareholder must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the shareholder meeting for at least one year as of the date the shareholder submits the proposal. The shareholder must also continue to hold the required amount of securities through the date of the meeting and must provide the company with a written statement of intent to do so.[1]

The steps that a shareholder must take to verify his or her eligibility to submit a proposal depend on how the shareholder owns the securities. There are two types of security holders in the U.S.: registered owners and beneficial owners.[2] Registered owners have a direct relationship with the issuer because their ownership of shares is listed on the records maintained by the issuer or its transfer agent. If a shareholder is a registered owner, the company can independently confirm that the shareholder's holdings satisfy Rule 14a-8(b)'s eligibility requirement.

The vast majority of investors in shares issued by U.S. companies, however, are beneficial owners, which means that they hold their securities in book-entry form through a securities intermediary, such as a broker or a bank. Beneficial owners are sometimes referred to as "street name" holders. Rule 14a-8(b)(2)(i) provides that a beneficial owner can provide proof of ownership to support his or her eligibility to submit a proposal by submitting a written statement "from the 'record' holder of [the] securities (usually a broker or bank)," verifying that, at the time the proposal was submitted, the shareholder held the required amount of securities continuously for at least one year.[3]

2. The role of the Depository Trust Company

Most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency acting as a securities depository. Such brokers and banks are often referred to as "participants" in DTC.[4] The names of these DTC participants, however, do not appear as the registered owners of the securities deposited with DTC on the list of shareholders maintained by the company or, more typically, by its transfer agent. Rather, DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants. A company can request from DTC a "securities position listing" as of a specified date, which identifies the DTC participants having a position in the company's securities and the number of securities held by each DTC participant on that date.[5]

3. Brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

In *The Hain Celestial Group, Inc.* (Oct. 1, 2008), we took the position that an introducing broker could be considered a "record" holder for purposes of Rule 14a-8(b)(2)(i). An introducing broker is a broker that engages in sales and other activities involving customer contact, such as opening customer accounts and accepting customer orders, but is not permitted to maintain custody of customer funds and securities.[6] Instead, an introducing broker engages another broker, known as a "clearing broker," to hold custody of client funds and securities, to clear and execute customer trades, and to handle other functions such as issuing confirmations of customer trades and customer account statements. Clearing brokers generally are DTC participants; introducing brokers generally are not. As introducing brokers generally are not DTC participants, and therefore typically do not appear on DTC's securities position listing, *Hain Celestial* has required companies to accept proof of ownership letters from brokers in cases where, unlike the positions of registered owners and brokers and banks that are DTC participants, the company is unable to verify the positions against its own or its transfer agent's records or against DTC's securities position listing.

In light of questions we have received following two recent court cases relating to proof of ownership under Rule 14a-8[7] and in light of the Commission's discussion of registered and beneficial owners in the Proxy Mechanics Concept Release, we have reconsidered our views as to what types of brokers and banks should be considered "record" holders under Rule 14a-8(b)(2)(i). Because of the transparency of DTC participants' positions in a company's securities, we will take the view going forward that, for Rule 14a-8(b)(2)(i) purposes, only DTC participants should be viewed as "record" holders of securities that are deposited at DTC. As a result, we will no longer follow *Hain Celestial*.

We believe that taking this approach as to who constitutes a "record" holder for purposes of Rule 14a-8(b)(2)(i) will provide greater certainty to beneficial owners and companies. We also note that this approach is consistent with Exchange Act Rule 12g5-1 and a 1988 staff no-action letter addressing that rule,[8] under which brokers and banks that are DTC participants are considered to be the record holders of securities on deposit with DTC when calculating the number of record holders for purposes of Sections 12(g) and 15(d) of the Exchange Act.

Companies have occasionally expressed the view that, because DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants, only DTC or Cede & Co. should be viewed as the "record" holder of the securities held on deposit at DTC for purposes of Rule 14a-8(b)(2)(i). We have never interpreted the rule to require a shareholder to obtain a proof of ownership letter from DTC or Cede & Co., and nothing in this guidance should be construed as changing that view.

How can a shareholder determine whether his or her broker or bank is a DTC participant?

Shareholders and companies can confirm whether a particular broker or bank is a DTC participant by checking DTC's participant list, which is currently available on the Internet at
http://www.dtcc.com/~/media/Files/Downloads/client-

center/DTC/alpha.ashx.

What if a shareholder's broker or bank is not on DTC's participant list?

The shareholder will need to obtain proof of ownership from the DTC participant through which the securities are held. The shareholder should be able to find out who this DTC participant is by asking the shareholder's broker or bank.[9]

If the DTC participant knows the shareholder's broker or bank's holdings, but does not know the shareholder's holdings, a shareholder could satisfy Rule 14a-8(b)(2)(i) by obtaining and submitting two proof of ownership statements verifying that, at the time the proposal was submitted, the required amount of securities were continuously held for at least one year – one from the shareholder's broker or bank confirming the shareholder's ownership, and the other from the DTC participant confirming the broker or bank's ownership.

How will the staff process no-action requests that argue for exclusion on the basis that the shareholder's proof of ownership is not from a DTC participant?

The staff will grant no-action relief to a company on the basis that the shareholder's proof of ownership is not from a DTC participant only if the company's notice of defect describes the required proof of ownership in a manner that is consistent with the guidance contained in this bulletin. Under Rule 14a-8(f)(1), the shareholder will have an opportunity to obtain the requisite proof of ownership after receiving the notice of defect.

C. Common errors shareholders can avoid when submitting proof of ownership to companies

In this section, we describe two common errors shareholders make when submitting proof of ownership for purposes of Rule 14a-8(b)(2), and we provide guidance on how to avoid these errors.

First, Rule 14a-8(b) requires a shareholder to provide proof of ownership that he or she has "continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal" (emphasis added).[10] We note that many proof of ownership letters do not satisfy this requirement because they do not verify the shareholder's beneficial ownership for the entire one-year period preceding and including the date the proposal is submitted. In some cases, the letter speaks as of a date *before* the date the proposal is submitted, thereby leaving a gap between the date of the verification and the date the proposal is submitted. In other cases, the letter speaks as of a date *after* the date the proposal was submitted but covers a period of only one year, thus failing to verify the shareholder's beneficial ownership over the required full one-year period preceding the date of the proposal's submission.

Second, many letters fail to confirm continuous ownership of the securities.

This can occur when a broker or bank submits a letter that confirms the shareholder's beneficial ownership only as of a specified date but omits any reference to continuous ownership for a one-year period.

We recognize that the requirements of Rule 14a-8(b) are highly prescriptive and can cause inconvenience for shareholders when submitting proposals. Although our administration of Rule 14a-8(b) is constrained by the terms of the rule, we believe that shareholders can avoid the two errors highlighted above by arranging to have their broker or bank provide the required verification of ownership as of the date they plan to submit the proposal using the following format:

> "As of [date the proposal is submitted], [name of shareholder] held, and has held continuously for at least one year, [number of securities] shares of [company name] [class of securities]."[11]

As discussed above, a shareholder may also need to provide a separate written statement from the DTC participant through which the shareholder's securities are held if the shareholder's broker or bank is not a DTC participant.

D. The submission of revised proposals

On occasion, a shareholder will revise a proposal after submitting it to a company. This section addresses questions we have received regarding revisions to a proposal or supporting statement.

1. A shareholder submits a timely proposal. The shareholder then submits a revised proposal before the company's deadline for receiving proposals. Must the company accept the revisions?

Yes. In this situation, we believe the revised proposal serves as a replacement of the initial proposal. By submitting a revised proposal, the shareholder has effectively withdrawn the initial proposal. Therefore, the shareholder is not in violation of the one-proposal limitation in Rule 14a-8 (c).[12] If the company intends to submit a no-action request, it must do so with respect to the revised proposal.

We recognize that in Question and Answer E.2 of SLB No. 14, we indicated that if a shareholder makes revisions to a proposal before the company submits its no-action request, the company can choose whether to accept the revisions. However, this guidance has led some companies to believe that, in cases where shareholders attempt to make changes to an initial proposal, the company is free to ignore such revisions even if the revised proposal is submitted before the company's deadline for receiving shareholder proposals. We are revising our guidance on this issue to make clear that a company may not ignore a revised proposal in this situation.[13]

2. A shareholder submits a timely proposal. After the deadline for receiving proposals, the shareholder submits a revised proposal. Must the company accept the revisions?

No. If a shareholder submits revisions to a proposal after the deadline for receiving proposals under Rule 14a-8(e), the company is not required to

accept the revisions. However, if the company does not accept the revisions, it must treat the revised proposal as a second proposal and submit a notice stating its intention to exclude the revised proposal, as required by Rule 14a-8(j). The company's notice may cite Rule 14a-8(e) as the reason for excluding the revised proposal. If the company does not accept the revisions and intends to exclude the initial proposal, it would also need to submit its reasons for excluding the initial proposal.

3. If a shareholder submits a revised proposal, as of which date must the shareholder prove his or her share ownership?

A shareholder must prove ownership as of the date the original proposal is submitted. When the Commission has discussed revisions to proposals,[14] it has not suggested that a revision triggers a requirement to provide proof of ownership a second time. As outlined in Rule 14a-8(b), proving ownership includes providing a written statement that the shareholder intends to continue to hold the securities through the date of the shareholder meeting. Rule 14a-8(f)(2) provides that if the shareholder "fails in [his or her] promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of [the same shareholder's] proposals from its proxy materials for any meeting held in the following two calendar years." With these provisions in mind, we do not interpret Rule 14a-8 as requiring additional proof of ownership when a shareholder submits a revised proposal.[15]

E. Procedures for withdrawing no-action requests for proposals submitted by multiple proponents

We have previously addressed the requirements for withdrawing a Rule 14a-8 no-action request in SLB Nos. 14 and 14C. SLB No. 14 notes that a company should include with a withdrawal letter documentation demonstrating that a shareholder has withdrawn the proposal. In cases where a proposal submitted by multiple shareholders is withdrawn, SLB No. 14C states that, if each shareholder has designated a lead individual to act on its behalf and the company is able to demonstrate that the individual is authorized to act on behalf of all of the proponents, the company need only provide a letter from that lead individual indicating that the lead individual is withdrawing the proposal on behalf of all of the proponents.

Because there is no relief granted by the staff in cases where a no-action request is withdrawn following the withdrawal of the related proposal, we recognize that the threshold for withdrawing a no-action request need not be overly burdensome. Going forward, we will process a withdrawal request if the company provides a letter from the lead filer that includes a representation that the lead filer is authorized to withdraw the proposal on behalf of each proponent identified in the company's no-action request.[16]

F. Use of email to transmit our Rule 14a-8 no-action responses to companies and proponents

To date, the Division has transmitted copies of our Rule 14a-8 no-action responses, including copies of the correspondence we have received in connection with such requests, by U.S. mail to companies and proponents. We also post our response and the related correspondence to the Commission's website shortly after issuance of our response.

In order to accelerate delivery of staff responses to companies and proponents, and to reduce our copying and postage costs, going forward, we intend to transmit our Rule 14a-8 no-action responses by email to companies and proponents. We therefore encourage both companies and proponents to include email contact information in any correspondence to each other and to us. We will use U.S. mail to transmit our no-action response to any company or proponent for which we do not have email contact information.

Given the availability of our responses and the related correspondence on the Commission's website and the requirement under Rule 14a-8 for companies and proponents to copy each other on correspondence submitted to the Commission, we believe it is unnecessary to transmit copies of the related correspondence along with our no-action response. Therefore, we intend to transmit only our staff response and not the correspondence we receive from the parties. We will continue to post to the Commission's website copies of this correspondence at the same time that we post our staff no-action response.

---

[1] *See* Rule 14a-8(b).

[2] For an explanation of the types of share ownership in the U.S., see Concept Release on U.S. Proxy System, Release No. 34-62495 (July 14, 2010) [75 FR 42982] ("Proxy Mechanics Concept Release"), at Section II.A. The term "beneficial owner" does not have a uniform meaning under the federal securities laws. It has a different meaning in this bulletin as compared to "beneficial owner" and "beneficial ownership" in Sections 13 and 16 of the Exchange Act. Our use of the term in this bulletin is not intended to suggest that registered owners are not beneficial owners for purposes of those Exchange Act provisions. *See* Proposed Amendments to Rule 14a-8 under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders, Release No. 34-12598 (July 7, 1976) [41 FR 29982], at n.2 ("The term 'beneficial owner' when used in the context of the proxy rules, and in light of the purposes of those rules, may be interpreted to have a broader meaning than it would for certain other purpose[s] under the federal securities laws, such as reporting pursuant to the Williams Act.").

[3] If a shareholder has filed a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5 reflecting ownership of the required amount of shares, the shareholder may instead prove ownership by submitting a copy of such filings and providing the additional information that is described in Rule 14a-8(b)(2)(ii).

[4] DTC holds the deposited securities in "fungible bulk," meaning that there are no specifically identifiable shares directly owned by the DTC participants. Rather, each DTC participant holds a pro rata interest or position in the aggregate number of shares of a particular issuer held at DTC. Correspondingly, each customer of a DTC participant – such as an individual investor – owns a pro rata interest in the shares in which the DTC participant has a pro rata interest. *See* Proxy Mechanics Concept Release, at Section II.B.2.a.

[5] *See* Exchange Act Rule 17Ad-8.

[6] *See* Net Capital Rule, Release No. 34-31511 (Nov. 24, 1992) [57 FR 56973] ("Net Capital Rule Release"), at Section II.C.

[7] *See KBR Inc. v. Chevedden*, Civil Action No. H-11-0196, 2011 U.S. Dist. LEXIS 36431, 2011 WL 1463611 (S.D. Tex. Apr. 4, 2011); *Apache Corp. v. Chevedden*, 696 F. Supp. 2d 723 (S.D. Tex. 2010). In both cases, the court concluded that a securities intermediary was not a record holder for purposes of Rule 14a-8(b) because it did not appear on a list of the company's non-objecting beneficial owners or on any DTC securities position listing, nor was the intermediary a DTC participant.

[8] *Techne Corp.* (Sept. 20, 1988).

[9] In addition, if the shareholder's broker is an introducing broker, the shareholder's account statements should include the clearing broker's identity and telephone number. *See* Net Capital Rule Release, at Section II.C.(iii). The clearing broker will generally be a DTC participant.

[10] For purposes of Rule 14a-8(b), the submission date of a proposal will generally precede the company's receipt date of the proposal, absent the use of electronic or other means of same-day delivery.

[11] This format is acceptable for purposes of Rule 14a-8(b), but it is not mandatory or exclusive.

[12] As such, it is not appropriate for a company to send a notice of defect for multiple proposals under Rule 14a-8(c) upon receiving a revised proposal.

[13] This position will apply to all proposals submitted after an initial proposal but before the company's deadline for receiving proposals, regardless of whether they are explicitly labeled as "revisions" to an initial proposal, unless the shareholder affirmatively indicates an intent to submit a second, *additional* proposal for inclusion in the company's proxy materials. In that case, the company must send the shareholder a notice of defect pursuant to Rule 14a-8(f)(1) if it intends to exclude either proposal from its proxy materials in reliance on Rule 14a-8(c). In light of this guidance, with respect to proposals or revisions received before a company's deadline for submission, we will no longer follow *Layne Christensen Co.* (Mar. 21, 2011) and other prior staff no-action letters in which we took the view that a proposal would violate the Rule 14a-8(c) one-proposal limitation if such proposal is submitted to a company after the company has either submitted a Rule 14a-8 no-action request to exclude an earlier proposal submitted by the same proponent or notified the proponent that the earlier proposal was excludable under the rule.

[14] *See, e.g.*, Adoption of Amendments Relating to Proposals by Security Holders, Release No. 34-12999 (Nov. 22, 1976) [41 FR 52994].

[15] Because the relevant date for proving ownership under Rule 14a-8(b) is the date the proposal is submitted, a proponent who does not adequately prove ownership in connection with a proposal is not permitted to submit another proposal for the same meeting on a later date.

[15] Nothing in this staff position has any effect on the status of any shareholder proposal that is not withdrawn by the proponent or its authorized representative.

http://www.sec.gov/interps/legal/cfslb14f.htm

Home | Previous Page Modified: 10/18/2011



Division of Corporation Finance
Securities and Exchange Commission

Shareholder Proposals

Staff Legal Bulletin No. 14G (CF)

Action: Publication of CF Staff Legal Bulletin

Date: October 16, 2012

Summary: This staff legal bulletin provides information for companies and shareholders regarding Rule 14a-8 under the Securities Exchange Act of 1934.

Supplementary Information: The statements in this bulletin represent the views of the Division of Corporation Finance (the "Division"). This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission (the "Commission"). Further, the Commission has neither approved nor disapproved its content.

Contacts: For further information, please contact the Division's Office of Chief Counsel by calling (202) 551-3500 or by submitting a web-based request form at https://tts.sec.gov/cgi-bin/corp_fin_interpretive.

A. The purpose of this bulletin

This bulletin is part of a continuing effort by the Division to provide guidance on important issues arising under Exchange Act Rule 14a-8. Specifically, this bulletin contains information regarding:

- the parties that can provide proof of ownership under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8;
- the manner in which companies should notify proponents of a failure to provide proof of ownership for the one-year period required under Rule 14a-8(b)(1); and
- the use of website references in proposals and supporting statements.

You can find additional guidance regarding Rule 14a-8 in the following bulletins that are available on the Commission's website: SLB No. 14, SLB No. 14A, SLB No. 14B, SLB No. 14C, SLB No. 14D, **SLB No. 14E** and SLB No. 14F.

B. Parties that can provide proof of ownership under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

1. Sufficiency of proof of ownership letters provided by affiliates of DTC participants for purposes of Rule 14a-8(b)(2)(i)

To be eligible to submit a proposal under Rule 14a-8, a shareholder must, among other things, provide documentation evidencing that the shareholder has continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the shareholder meeting for at least one year as of the date the shareholder submits the proposal. If the shareholder is a beneficial owner of the securities, which means that the securities are held in book-entry form through a securities intermediary, Rule 14a-8(b)(2)(i) provides that this documentation can be in the form of a "written statement from the 'record' holder of your securities (usually a broker or bank)...."

In SLB No. 14F, the Division described its view that only securities intermediaries that are participants in the Depository Trust Company ("DTC") should be viewed as "record" holders of securities that are deposited at DTC for purposes of Rule 14a-8(b)(2)(i). Therefore, a beneficial owner must obtain a proof of ownership letter from the DTC participant through which its securities are held at DTC in order to satisfy the proof of ownership requirements in Rule 14a-8.

During the most recent proxy season, some companies questioned the sufficiency of proof of ownership letters from entities that were not themselves DTC participants, but were affiliates of DTC participants.[1] By virtue of the affiliate relationship, we believe that a securities intermediary holding shares through its affiliated DTC participant should be in a position to verify its customers' ownership of securities. Accordingly, we are of the view that, for purposes of Rule 14a-8(b)(2)(i), a proof of ownership letter from an affiliate of a DTC participant satisfies the requirement to provide a proof of ownership letter from a DTC participant.

2. Adequacy of proof of ownership letters from securities intermediaries that are not brokers or banks

We understand that there are circumstances in which securities intermediaries that are not brokers or banks maintain securities accounts in the ordinary course of their business. A shareholder who holds securities through a securities intermediary that is not a broker or bank can satisfy Rule 14a-8's documentation requirement by submitting a proof of ownership letter from that securities intermediary.[2] If the securities intermediary is not a DTC participant or an affiliate of a DTC participant, then the shareholder will also need to obtain a proof of ownership letter from the DTC participant or an affiliate of a DTC participant that can verify the holdings of the securities intermediary.

C. Manner in which companies should notify proponents of a failure to provide proof of ownership for the one-year period required under Rule 14a-8(b)(1)

As discussed in Section C of SLB No. 14F, a common error in proof of ownership letters is that they do not verify a proponent's beneficial ownership for the entire one-year period preceding and including the date the proposal was submitted, as required by Rule 14a-8(b)(1). In some cases, the letter speaks as of a date *before* the date the proposal was submitted, thereby leaving a gap between the date of verification and the date the proposal was submitted. In other cases, the letter speaks as of a date *after* the date the proposal was submitted but covers a period of only one year, thus failing to verify the proponent's beneficial ownership over the required full one-year period preceding the date of the proposal's submission.

Under Rule 14a-8(f), if a proponent fails to follow one of the eligibility or procedural requirements of the rule, a company may exclude the proposal only if it notifies the proponent of the defect and the proponent fails to correct it. In SLB No. 14 and SLB No. 14B, we explained that companies should provide adequate detail about what a proponent must do to remedy all eligibility or procedural defects.

We are concerned that companies' notices of defect are not adequately describing the defects or explaining what a proponent must do to remedy defects in proof of ownership letters. For example, some companies' notices of defect make no mention of the gap in the period of ownership covered by the proponent's proof of ownership letter or other specific deficiencies that the company has identified. We do not believe that such notices of defect serve the purpose of Rule 14a-8(f).

Accordingly, going forward, we will not concur in the exclusion of a proposal under Rules 14a-8(b) and 14a-8(f) on the basis that a proponent's proof of ownership does not cover the one-year period preceding and including the date the proposal is submitted unless the company provides a notice of defect that identifies the specific date on which the proposal was submitted and explains that the proponent must obtain a new proof of ownership letter verifying continuous ownership of the requisite amount of securities for the one-year period preceding and including such date to cure the defect. We view the proposal's date of submission as the date the proposal is postmarked or transmitted electronically. Identifying in the notice of defect the specific date on which the proposal was submitted will help a proponent better understand how to remedy the defects described above and will be particularly helpful in those instances in which it may be difficult for a proponent to determine the date of submission, such as when the proposal is not postmarked on the same day it is placed in the mail. In addition, companies should include copies of the postmark or evidence of electronic transmission with their no-action requests.

D. Use of website addresses in proposals and supporting statements

Recently, a number of proponents have included in their proposals or in their supporting statements the addresses to websites that provide more information about their proposals. In some cases, companies have sought to exclude either the website address or the entire proposal due to the reference to the website address.

In SLB No. 14, we explained that a reference to a website address in a

proposal does not raise the concerns addressed by the 500-word limitation in Rule 14a-8(d). We continue to be of this view and, accordingly, we will continue to count a website address as one word for purposes of Rule 14a-8 (d). To the extent that the company seeks the exclusion of a website reference in a proposal, but not the proposal itself, we will continue to follow the guidance stated in SLB No. 14, which provides that references to website addresses in proposals or supporting statements could be subject to exclusion under Rule 14a-8(i)(3) if the information contained on the website is materially false or misleading, irrelevant to the subject matter of the proposal or otherwise in contravention of the proxy rules, including Rule 14a-9.[3]

In light of the growing interest in including references to website addresses in proposals and supporting statements, we are providing additional guidance on the appropriate use of website addresses in proposals and supporting statements.[4]

1. References to website addresses in a proposal or supporting statement and Rule 14a-8(i)(3)

References to websites in a proposal or supporting statement may raise concerns under Rule 14a-8(i)(3). In SLB No. 14B, we stated that the exclusion of a proposal under Rule 14a-8(i)(3) as vague and indefinite may be appropriate if neither the shareholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. In evaluating whether a proposal may be excluded on this basis, we consider only the information contained in the proposal and supporting statement and determine whether, based on that information, shareholders and the company can determine what actions the proposal seeks.

If a proposal or supporting statement refers to a website that provides information necessary for shareholders and the company to understand with reasonable certainty exactly what actions or measures the proposal requires, and such information is not also contained in the proposal or in the supporting statement, then we believe the proposal would raise concerns under Rule 14a-9 and would be subject to exclusion under Rule 14a-8(i)(3) as vague and indefinite. By contrast, if shareholders and the company can understand with reasonable certainty exactly what actions or measures the proposal requires without reviewing the information provided on the website, then we believe that the proposal would not be subject to exclusion under Rule 14a-8(i)(3) on the basis of the reference to the website address. In this case, the information on the website only supplements the information contained in the proposal and in the supporting statement.

2. Providing the company with the materials that will be published on the referenced website

We recognize that if a proposal references a website that is not operational at the time the proposal is submitted, it will be impossible for a company or the staff to evaluate whether the website reference may be excluded. In our view, a reference to a non-operational website in a proposal or supporting statement could be excluded under Rule 14a-8(i)(3) as

irrelevant to the subject matter of a proposal. We understand, however, that a proponent may wish to include a reference to a website containing information related to the proposal but wait to activate the website until it becomes clear that the proposal will be included in the company's proxy materials. Therefore, we will not concur that a reference to a website may be excluded as irrelevant under Rule 14a-8(i)(3) on the basis that it is not yet operational if the proponent, at the time the proposal is submitted, provides the company with the materials that are intended for publication on the website and a representation that the website will become operational at, or prior to, the time the company files its definitive proxy materials.

3. Potential issues that may arise if the content of a referenced website changes after the proposal is submitted

To the extent the information on a website changes after submission of a proposal and the company believes the revised information renders the website reference excludable under Rule 14a-8, a company seeking our concurrence that the website reference may be excluded must submit a letter presenting its reasons for doing so. While Rule 14a-8(j) requires a company to submit its reasons for exclusion with the Commission no later than 80 calendar days before it files its definitive proxy materials, we may concur that the changes to the referenced website constitute "good cause" for the company to file its reasons for excluding the website reference after the 80-day deadline and grant the company's request that the 80-day requirement be waived.

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[1] An entity is an "affiliate" of a DTC participant if such entity directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the DTC participant.

[2] Rule 14a-8(b)(2)(i) itself acknowledges that the record holder is "usually," but not always, a broker or bank.

[3] Rule 14a-9 prohibits statements in proxy materials which, at the time and in the light of the circumstances under which they are made, are false or misleading with respect to any material fact, or which omit to state any material fact necessary in order to make the statements not false or misleading.

[4] A website that provides more information about a shareholder proposal may constitute a proxy solicitation under the proxy rules. Accordingly, we remind shareholders who elect to include website addresses in their proposals to comply with all applicable rules regarding proxy solicitations.

http://www.sec.gov/interps/legal/cfslb14g.htm



FOLIOfn Investments, Inc.
8180 Greensboro Drive
8th Floor
McLean, VA 22102

p 888-485-3456
f 703-880-7313
folioinstitutional.com

November 5, 2014

Anne M. Foulkes, Assistant General Counsel and Secretary
PPG Industries, Inc.
One PPG Place
Pittsburgh, PA 15272

Re: Shareholder resolution regarding lead in PPG products

Dear Ms. Foulkes,

Please be advised that Folio*fn* Investments, Inc. is a Depository Trust Company ("DTC") participant as is required by Securities and Exchange Commission according to staff Legal Bulletin Nos. 14F and 14G.

As stated in our letter of October 27, 2014 Mr. Demanes owns 21 shares of PPG Industries common stock. He has continuously held at least $2,000 in market value of PPG Industries for at least one year prior to the submission of this shareowner proposal dated October 20, 2014.

Sincerely,

Bill Davis
VP Customer Service
Folio*fn* Investments, Inc.
8180 Greensboro Drive
8th Floor
McLean, VA 22102
davis@folioinvesting.com
T: 703-245-4804